            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               SYNON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                                 7372                               77-680236754
  (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                               SYNON CORPORATION
                          1100 LARKSPUR LANDING CIRCLE
                               LARKSPUR, CA 94939
                                 (415) 461-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              RICHARD H. GOLDBERG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               SYNON CORPORATION
                          1100 LARKSPUR LANDING CIRCLE
                               LARKSPUR, CA 94939
                                 (415) 461-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                MARK A. BERTELSEN, ESQ.                                  ROBERT P. DAVIS, ESQ.
               JAMES N. STRAWBRIDGE, ESQ.                          CLEARY, GOTTLIEB, STEEN & HAMILTON
                 DON S. WILLIAMS, ESQ.                                     ONE LIBERTY PLAZA
            WILSON SONSINI GOODRICH & ROSATI                               NEW YORK, NY 10006
                PROFESSIONAL CORPORATION                                     (212) 225-2000
                   650 PAGE MILL ROAD
                  PALO ALTO, CA 94304
                     (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                        TITLE OF EACH                              PROPOSED MAXIMUM              AMOUNT OF
                     CLASS OF SECURITIES                               AGGREGATE               REGISTRATION
                       TO BE REGISTERED                          OFFERING PRICE(1)(2)            FEE(1)(2)
------------------------------------------------------------------------------------------------------------------

Common Stock, $.001 par value.................................        $46,000,000                 $13,940
==================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.
(2) Includes aggregate value offered if the Underwriters exercise the option to purchase to cover over-allotments, if any.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                                           1997

PROSPECTUS

                  SHARES

SYNON CORPORATION                                                           LOGO

COMMON STOCK
($.001 PAR VALUE)

Of the        shares of Common Stock, $.001 par value ("Common Stock"), offered
hereby (the "Shares"),        are being offered by Synon Corporation and
shares are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price
per share will be between $     and $     per share. See "Underwriting" for a
discussion of factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "SYNO."

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                                                      PROCEEDS
                                                                       PROCEEDS          TO
                                         PRICE TO      UNDERWRITING       TO          SELLING
                                          PUBLIC        DISCOUNT      COMPANY(1)     STOCKHOLDERS
Per Share............................   $              $              $              $
Total(2).............................   $              $              $              $

--------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated at $        ,
    which includes expenses of the Selling Stockholders that will be reimbursed by the Company.

(2) Certain Selling Stockholders have granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to additional shares of Common Stock on the same terms set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the
    total price to public will be $        , and the proceeds to Selling
    Stockholders will be $        . See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, subject to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about             , 1997.

SALOMON BROTHERS INC                                VOLPE BROWN WHELAN & COMPANY

THE DATE OF THIS PROSPECTUS IS             , 1997

                                   [ARTWORK]

                            ------------------------

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors."

     Synon and Obsydian are registered United States trademarks of the Company. This Prospectus also contains additional trademarks and tradenames of Synon and of other companies.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, and the Company's Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Synon Corporation ("Synon" or the "Company") is a leading provider of enterprise software application development tools and related professional services designed to enable organizations to rapidly design and deploy mission-critical software applications. Over the last 14 years the Company has established the leading market position for International Business Machines Corporation ("IBM") AS/400 software development tools, having sold approximately 6,000 licenses to customers located in approximately 80 countries. In late 1994, the Company introduced Obsydian, a multi-platform software application development tool designed to expand the Company's presence in the AS/400 market. In order to capitalize on the growth of the Microsoft Corporation ("Microsoft") Enterprise Windows NT computing environment, in March 1997, the Company released the Obsydian for Windows NT Back Office Generator (the "Windows NT generator").

     Obsydian is an integrated business-oriented software development tool that provides customers with the ability to rapidly develop, deploy and enhance sophisticated software applications across multiple computing platforms. Obsydian's technology employs a practical model-based approach to software design that uses large reusable business objects ("patterns") to reduce application development lead times. The Obsydian product line includes multiple code generators that allow developers to deploy applications across different computing environments, including AS/400, Windows NT and UNIX. The Company is currently developing a generator with Java capability.

     The Company currently sells application development tools primarily in two distinct markets: the IBM AS/400 market and the emerging Windows NT market. According to research estimates by International Data Corporation, there were approximately 79,000 new AS/400 systems sold in 1996, representing approximately 13% growth over 1995, bringing the installed base to approximately 372,000 systems at December 31, 1996. Company management estimates that approximately half of the new AS/400 systems sold in 1996 include language compilers which the Company considers potential customer sites. Dataquest has estimated that the Windows NT-based application server computer systems market will grow at a compound annual growth rate of 42% per year through 2000 and is expected to reach approximately five million systems by 1999. The Company believes that both of these markets represent significant opportunities for its software development products and services. To date, the Company has derived substantially all of its revenue from application development tools and services for the AS/400 market, but believes that an increasing percentage of its revenue will come from tools and services for the Windows NT market.

     The Company intends to leverage its expertise and reputation in AS/400 software development tools to establish Obsydian as the leading multi-platform application development tool for diverse computing environments. The Company's major strategies are to: (i) capitalize on its significant customer base and established market position; (ii) repeat its success in the AS/400 market in the emerging Windows NT market; (iii) capitalize on its established development and marketing relationships with IBM and Microsoft; (iv) build upon the Company's existing technological leadership; (v) facilitate customers' adoption and use of Synon's technology through a range of professional services; and (vi) leverage its existing worldwide presence.

     The Company sells its products and services through its direct sales forces in North America, the United Kingdom, France, Italy and Australia and through a network of distributors in Europe, Asia and Latin America.

     The Company was organized under the laws of the United Kingdom in 1983 and reorganized in Delaware in 1990. Unless the context otherwise requires, references in this Prospectus to "Synon" or the "Company," relate to Synon Corporation, a Delaware corporation, its predecessor Synon Limited, organized under the laws of the United Kingdom, and its wholly-owned subsidiaries. The Company's principal executive offices are located at 1100 Larkspur Landing Circle, Larkspur, California 94939 and its telephone number at that address is
(415) 461-5000.

                                  THE OFFERING

Common Stock offered by the Company.....................  shares
Common Stock offered by certain Selling Stockholders....  shares
                                                          -----------------
Total Common Stock offered..............................  shares
Common Stock to be outstanding after the Offering.......  shares(1)
Use of proceeds.........................................  For working capital and other general corporate purposes. See "Use of
                                                          Proceeds."
Proposed Nasdaq National Market symbol..................  SYNO

---------------

(1) Based on shares outstanding as of March 31, 1997. Excludes an aggregate of 1,366,730 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1997 under the Company's 1990 Stock Option Plan and Executive Share Option Scheme at a weighted average exercise price of $3.16 per share. See "Management -- Stock Plans," "Description of Capital Stock" and Note 11 of Notes to Consolidated Financial Statements. Also excludes (i) 6,000 shares issuable upon exercise of options granted after March 31, 1997
    under the 1990 Stock Option Plan and (ii) an aggregate of         shares
    reserved as of May   , 1997 for future issuance under the 1990 Stock Option
    Plan, Executive Share Option Scheme, 1997 Incentive Stock Plan, 1997 Director Option Plan and 1997 Employee Stock Purchase Plan. See Note 11 to Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       THREE MONTHS
                                                                                                           ENDED
                                                            YEARS ENDED DECEMBER 31,                     MARCH 31,
                                                ------------------------------------------------     -----------------
                                                  1992      1993      1994      1995      1996        1996      1997
                                                --------   -------   -------   -------   -------     -------   -------
STATEMENT OF OPERATIONS DATA:
  Total revenues..............................  $ 51,345   $60,902   $65,380   $70,782   $76,131     $17,016   $18,472
  Operating income (loss).....................   (10,987)    1,867     1,801       869     1,728        (718)      303
  Net income (loss)...........................   (10,682)    1,151     1,314       714     1,139        (559)       61
  Net income (loss) per share.................  $  (3.00)  $  0.15   $  0.17   $  0.09   $  0.14     $ (0.15)  $  0.01
  Weighted average shares outstanding.........     3,563     7,608     7,772     7,862     7,878       3,626     8,226

                                                                      DECEMBER 31, 1996
                                                                      -----------------
                                                                                               MARCH 31, 1997
                                                                                          ------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                          -------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................       $ 1,080        $ 2,473
  Working capital (deficit).........................................        (1,263)        (1,504)
  Total assets......................................................        36,909         35,063
  Capital lease obligations, net of current portion.................           352            283
  Stockholders' equity..............................................         4,526          4,748

---------------

(1) Adjusted to give effect to the estimated net proceeds of this Offering based
    on an assumed initial public offering price of $        per share and the
    application of the estimated net proceeds therefrom. See "Use of Proceeds."

                            ------------------------

     Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters have not exercised the over-allotment option, (ii) has been adjusted to give effect to a one-for-two reverse stock split of the Company's Common Stock currently expected to be effected in June 1997, and (iii)
reflects the issuance of           shares of Common Stock upon the conversion of
all of the outstanding shares of the Company's Preferred Stock upon the closing of the Offering. See "Description of Capital Stock," "Underwriting," and Notes 2 and 17 of Notes to Consolidated Financial Statements.

     Certain technical terms used throughout this Prospectus are defined in the Glossary appearing immediately prior to the Company's Consolidated Financial Statements at the end of this Prospectus.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby. All statements, trend analyses and other information contained in this Prospectus relative to markets for the Company's products and trends in revenue, gross margin and anticipated expense levels, as well as other statements including such words as "anticipate," "believe," "plan," "estimate," "expect," and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

BRIEF HISTORY OF PROFITABILITY; ACCUMULATED DEFICIT

     The Company has been profitable on an annual basis since 1993. However, the Company incurred annual losses of $8.5 million, $6.3 million and $10.7 million in 1990, 1991 and 1992, respectively, and as of March 31, 1997 on a pro forma basis had an accumulated deficit of approximately $33.0 million, of which approximately $20.9 million resulted from operating losses. As a result of these losses, the Company has experienced constraints in the availability of working capital. Moreover, the Company has reported working capital deficits at December 31, 1996 and in each of the years in the five year period ended December 31, 1996 and at March 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Moreover, even in the profitable years, the Company has experienced frequent quarterly operating losses, and in each of the last four years substantially all of the operating income has been based on profits achieved in the fourth quarter. There can be no assurance that the Company will be profitable in any future period, and recent operating results are not necessarily indicative of future financial performance.

FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

     The Company's quarterly revenue and operating results have fluctuated significantly in the past due to seasonal trends, cost overruns associated with certain fixed price services projects, sales staff turnover and timing of new product deliveries. The Company's quarterly revenue and operating results are likely to vary significantly in the future as a result of these and a number of other factors including the demand for the Company's software; the size, timing and contractual terms of significant orders; the timing and significance of software product enhancements and new software product announcements by the Company or its competitors; the productivity of the Company's sales channels; changes in pricing policies by the Company or its competitors; changes in the Company's or its competitors' business strategies; budgeting cycles of its potential customers; changes in the mix of software products and services the Company sells; changes in the mix of revenue attributable to domestic and international sales; software defects and other product quality problems; the ability of the Company to recruit and retain qualified personnel; investments to develop sales distribution channels; changes in the level of operating expenses; and general domestic and international economic and political trends.

     The Company's license revenue has experienced and is expected to continue to experience a high degree of seasonality, in part due to customer buying patterns. In recent years, the Company has generally had stronger sales of its software products during the quarter ending in December and weaker sales in the following quarter. In addition, sales of the Company's software products tend to be flat in the third quarter compared to the second quarter, due to reduced sales activity in the summer months, especially in Europe. Moreover, the Company has experienced frequent quarterly operating losses, and in each of the last four years substantially all of its operating income has been based on profits achieved in the fourth quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In addition, the timing of revenue recognition can diverge from expectations as a result of a variety of factors, including the timing of contract execution and delivery, and customer acceptance, if applicable.

When an undeliverable product affects the usability of other products in a customer order, recognition of that customer order's revenue may be delayed until all products constituting part of that customer order can be delivered. Specifically, quarterly results in 1995 were affected as revenue recognition of Obsydian sales which included the AS/400 Non-Programmable Terminal ("NPT") generator was delayed until the generator was delivered in December 1995. These and other factors affecting the timing of revenue recognition can contribute to fluctuations in quarterly results.

     Software revenue is also difficult to forecast because the market for high-end client/server software products is rapidly evolving, especially for the emerging Windows NT market, and because the Company's sales cycle, from initial contact to purchase and implementation, varies substantially from customer to customer. In the event of any downturn in potential customers' businesses or the economy in general, or a lack of market acceptance of the Windows NT computing platform in general or the Company's Obsydian for Windows NT product in particular, planned purchases of the Company's products may be deferred or canceled, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's North American sales operation historically has not achieved levels of productivity realized elsewhere in the business. The Company has recently implemented a change in the structure and leadership of the North American sales operation, but there can be no assurance that the operation's performance will improve. See "-- Continued Importance of Synon/2E; Dependence on Obsydian; Dependence on Market for High-End Client/Server Applications," "-- Limited Customer Use of Obsydian for Windows NT; Market Acceptance of Windows NT Platform" and "-- Sales and Marketing Productivity."

     The Company typically ships product orders shortly after receipt, and consequently, order backlog at the beginning of any quarter has in the past represented an inconsequential portion of that quarter's revenue. As a result, to achieve its quarterly revenue objectives, the Company is dependent upon obtaining orders in any given quarter for shipment in that quarter. Furthermore, the Company has often recognized a substantial portion of its revenue in the last month, or even weeks or days, of a quarter and therefore quarterly revenue is difficult to predict with any significant degree of accuracy. The Company's expense levels are based, in significant part, on the Company's expectations as to future revenue and are, therefore, relatively fixed in the short term. If revenue levels fall below expectations, net income would likely be disproportionately adversely affected because a proportionately smaller amount of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

CONTINUED IMPORTANCE OF SYNON/2E; DEPENDENCE ON OBSYDIAN; DEPENDENCE ON MARKET FOR HIGH-END CLIENT/SERVER APPLICATION DEVELOPMENT TOOLS

     In the last three years, revenue attributable to the Synon/2E product family has declined as a percentage of the Company's total revenue, but continues to be important to the Company. The Company derived approximately 87%, 60% and 45% of its license revenue in 1994, 1995 and 1996, respectively, from the Company's Synon/2E product family and approximately 100%, 95% and 88% of its maintenance revenue in 1994, 1995, and 1996, respectively, from the Company's Synon/2E product family. Moreover, the license revenue attributable to the Synon/2E product family has declined significantly in absolute dollars in each of the last three years. Although the Company continues to invest in enhancements to its Synon/2E product family and plans to continue product updates and introduction of new releases for such products, the Company expects further declines in Synon/2Eproduct family license revenue and declines in Synon/2E product family maintenance and professional services revenue, both in absolute dollars and as a percentage of total revenue, as customers migrate away from the Synon/2E product. In the event that the decline in revenue from the Synon/2E product family is not more than offset by growth in revenue attributable to the Obsydian product family, the Company's results of operations will be materially adversely affected.

     Beginning in 1995, a substantial portion of the Company's license revenue has been attributable to sales of the Obsydian product family, which accounted for approximately 13%, 40% and 55% of the Company's license revenue in 1994, 1995 and 1996, respectively. The Company expects the Obsydian product family to account for an increasingly significant portion of the Company's revenue for the foreseeable future. However, total license revenue declined in each of 1994, 1995 and 1996 as the growth in Obsydian product family license revenue was more than offset by declines in Synon/2E product family license revenue. Growing Obsydian product family revenue will be required not only to counteract the effect of declining Synon/2E product family revenue, but also to generate in large part any future Company revenue growth. As a result, factors adversely affecting the pricing of or demand for the Obsydian product family, such as competition or technological change, would have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the Company's future financial performance will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of the Company's Obsydian product and other software products that keep pace with continuing changes in software application development technology, evolving industry standards and changing customer preferences. In particular, customer acceptance of the recently released Obsydian for the Enterprise Windows NT computing platform, which the Company expects will account for an increasingly significant portion of Obsydian revenue in the future, is important to the Company's future success. There can be no assurance that the Company will continue to be successful in marketing, or that customers will accept, the Obsydian product family or any new or enhanced software products, including Obsydian for the Windows NT computing platform. See "--Limited Customer Use of Obsydian for Windows NT, Market Acceptance of Windows NT Platform."

     Although the Company has recently experienced growth in sales of Obsydian, continued growth is in part dependent on ongoing demand for high-end client/server applications, and there can be no assurance that such market will continue to grow. The market for software used in the development, deployment and management of high-end client/server applications is relatively new and is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. The Company's future financial performance will depend in large part on continued growth in the number of organizations adopting high-end client/server applications and computing environments and the number of applications developed for use in those environments. If the high-end client/server market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected. Moreover, there can be no assurance that the Company's customers will expand usage of the Company's software on an enterprise-wide basis or implement new software products introduced by the Company. The failure of the Company's software to perform according to customer expectations or otherwise to be deployed on an enterprise-wide basis would have a material adverse effect on the ability of the Company to increase revenue from new as well as existing customers. See "Business -- Industry Background," "-- Strategy," "-- Technology and Products" and "-- Competition."

LIMITED CUSTOMER USE AND MARKET ACCEPTANCE OF OBSYDIAN FOR WINDOWS NT; MARKET ACCEPTANCE OF WINDOWS NT PLATFORM

     The Company expects to generate a substantial portion of its future revenue from sales of Obsydian for the Windows NT computing platform. Consequently, customer acceptance of such product is important to the Company. See "--Continued Importance of Synon/2E; Dependence on Obsydian; Dependence on Market for High-End Client Server Applications." The Company first shipped Obsydian for the Windows NT computing platform in March 1997. To date, only a limited number of the Company's customers have completed the development of software applications for the Windows NT computing platform using Obsydian. As with all complex software products, a substantial investment of time and resources is required for users to become educated and fluid with the Obsydian product family, and to date only a relatively small group of users is qualified to use such products or manage the Windows NT operating environment more generally. If any of the Company's customers are not able to successfully develop and deploy applications for the Windows NT computing platform using Obsydian, the Company's reputation could be damaged and future sales of Obsydian for the Windows NT computing platform could suffer. In addition, even if customers are successful developing and deploying applications for the Windows NT computing platform using Obsydian, limited market acceptance of the Windows NT platform would adversely affect sales of Obsydian for the Windows NT computing platform. There can be no assurance that existing customers will be successful developing or deploying applications for the Windows NT computing platform using Obsydian, that the Obsydian for Windows NT product will achieve significant market acceptance or that the Windows NT platform will become widely adopted. The failure of any of these to occur would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The software development market is highly fragmented and serviced by many firms. The market for advanced software used in the development, deployment and management of high-end client/server application software systems is intensely competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. The Company's development tools are targeted primarily at developers of large business applications running on the AS/400 and the Windows NT operating platform. In the market for high-end client/server application development software tools, the Company expects to compete primarily with Forte Software, Inc. and Texas Instruments Incorporated with respect to users of the Windows NT operating platform, and currently competes primarily with Progress Software Corporation and several small software companies with respect to users of the AS/400. In the market for less complex client/server application development software tools, the Company competes primarily with Powersoft Corporation, IBM's Visual Age product line and Microsoft's Visual Basic with respect to users of the Windows NT operating platform and with IBM's Visual Age product line with respect to users of the AS/400.

     Software that can be developed and deployed using the Company's Obsydian environment can also be implemented using a combination of first generation application development tools and more powerful server programming techniques such as stored procedures in relational databases, C or C++ programming, and networking and database middleware to connect the various components. Consequently, the Company experiences competition from potential customers' decisions to pursue this approach as opposed to utilizing an application environment such as Obsydian. Similarly, the Company's products compete against the alternative of conventional software development in the AS/400's native RPG language. As a result, the Company must continuously educate existing and prospective customers as to the advantages of the Company's products. There can be no assurance that these customers or potential customers will perceive sufficient value in the Company's products to justify purchasing them.

     The Company also competes indirectly with database vendors such as Oracle Corporation ("Oracle"), Informix Corporation ("Informix") and others that offer their own development tools for use with their databases. The Company may in the future face additional direct or indirect competition from IBM or Microsoft in the event that such companies continue to develop their own application development tools for the AS/400, Windows NT or other computing platforms or enter into strategic relationships with any of the Company's competitors. In addition, since the software industry has relatively low barriers to entry, the Company may in the future face additional competition from start-up or other companies in the software application development tool industry.

     Most of the Company's current competitors have, and future competitors may have, significantly greater financial, technical, marketing and other resources than the Company. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. Also, most current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. The Company expects to face additional competition as other established and emerging companies enter the application development tools market and new products and technologies are introduced. Increased competition could result in price reductions, reduced purchases of licenses, professional services and maintenance, lower gross margins or loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

     In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or make strategic acquisitions to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. Further, there can be no assurance that products or technologies developed by others will not render the Company's products non-competitive or obsolete. In addition, regardless of the Company's success in the marketplace, a negative perception of the Company generated by industry analysts or the public more generally could detract from the Company's competitiveness. The Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so successfully will have a material adverse effect upon the Company's business, operating results and financial condition. See
"Business -- Competition."

SALES AND MARKETING PRODUCTIVITY

     An important element of the Company's strategy is to increase the productivity and effectiveness of its sales and marketing organizations. In particular, the Company intends to improve the productivity of its North American sales operation, which has not achieved levels of productivity realized elsewhere in the business. See "-- Fluctuations in Quarterly Results; Seasonality." As one step toward achieving such improvement, the Company has instituted a change in leadership of the North American sales operation. The Company believes that its ability to improve sales and marketing productivity, as well as its future success more generally, will depend in large part upon its ability to identify, attract, train and retain highly skilled sales, marketing and management personnel. Competition for such personnel in the computer software industry is intense. There can be no assurance the Company will be successful in identifying, attracting, training and retaining such personnel, or retaining existing key personnel, each of whom presently has an at-will employment relationship with the Company. The failure to do any of the foregoing could have a material adverse effect on the Company's business, operating results or financial condition.

DEPENDENCE ON RELATIONSHIPS WITH IBM AND MICROSOFT

     The Company's development, marketing and distribution activities are in part dependent on the Company's relationships with IBM's AS/400 division and Microsoft. Although certain aspects of the Company's relationships with each of IBM's AS/400 division and Microsoft are contractual in nature, many important aspects of each relationship depend on the continued cooperation of IBM and Microsoft, respectively, and there can be no assurance that the Company will be able to work successfully with either IBM or Microsoft for an extended period of time. Specific risks to each relationship include the fact that the Company and IBM and Microsoft also compete in the area of development tools for one or all of the AS/400, Windows NT and other computing platforms, as well as the risks of divergence in strategy between Synon and either company, a change in focus by either company or establishment of strategic relationships between either company and a competitor or competitors of Synon, any of which events would materially adversely impact Synon's ability to develop, market, sell or support its products. See "-- Competition."

POTENTIAL FINANCIAL EXPOSURE FROM FIXED-PRICE CONTRACTS

     The Company has in the past entered into agreements with customers involving application development projects, including multi-million dollar projects, in which the Company has committed to achieve a specific result for a fixed price. The Company's operating margins for 1995 and 1996 were negatively impacted by cost overruns, and in certain cases losses, incurred in completing certain fixed-price projects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has implemented new practices intended to enable it to more effectively evaluate its ability to achieve the result required by a fixed-price contract before entering into any such contract in the future. However, there can be no assurance that the cost of fulfilling the Company's obligations under any such contract will not exceed the Company's estimate of such costs or the fixed price payable to the Company under such contract, in which event the Company's operating results would likely be materially adversely affected.

RISKS ASSOCIATED WITH DISTRIBUTION CHANNELS

     To date, the Company has sold its products primarily through its direct sales force and distributors. Revenue from distributors accounted for approximately 26%, 21% and 30% of the Company's software license revenue for 1994, 1995 and 1996, respectively. In addition, the Company relies on its foreign distributors to provide first level customer support. The success of the Company is therefore dependent in significant part upon the performance of its distributors, which is primarily outside the Company's control. The Company's ability to achieve significant revenue growth in the future will depend in large part on its success in maintaining and establishing additional relationships with distributors worldwide. The loss of any of the Company's major distributors, or their promotion of competitive products, or the failure of these distributors to take the actions necessary to support Obsydian, especially Obsydian for the Windows NT computing platform, or the failure of the Company to attract new distributors, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Strategy" and "-- Sales and Marketing."

LENGTHY SALES CYCLE

     The evaluation of, and purchase decision with respect to, the Company's software products generally involves a significant commitment of management attention and resources by prospective customers. Accordingly, the Company's sales process is often subject to delays associated with the long approval process that generally accompanies significant initiatives or capital expenditures. For these and other reasons, the sales cycle associated with the license of the Company's products is often lengthy (typically three to nine months) and subject to a number of significant delays over which the Company has little or no control. It is likely that the Company will continue to experience a lengthy sales cycle in the future, which could contribute to variability in quarterly operating results. See "-- Potential Fluctuations in Quarterly Results; Seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     Revenue from foreign operations accounted for approximately 47%, 48% and 46% of the Company's total revenue in 1994, 1995 and 1996, respectively. Although the Company has had international operations for a number of years, there can be no assurance that the Company will be able to successfully market, sell and deliver its products in international markets in the future. In addition, the Company believes that in order to increase sales opportunities and profitability, as well as to meet growing market needs, it may be required to expand its international operations, including hiring additional personnel and recruiting additional distributors. To the extent that the Company is unable to do so in a timely manner, the Company's growth, if any, in international sales may be limited, and the Company's business, operating results and financial condition could be materially adversely affected.

     The Company's international operations are exposed to risks from fluctuations in foreign currency exchange rates with respect to a number of currencies, including fluctuations among and between the United States dollar, British pound, German deutschemark, Japanese yen, French franc and Italian lira. The Company does not currently engage in foreign currency management activities or hedging transactions. Additional risks inherent in the Company's international business activities generally include the impact of possible recessionary environments in economies outside the United States, unexpected changes in government policies and regulatory requirements, tariffs, export controls and other trade barriers, costs of localizing products for foreign markets, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, restrictions on the repatriation of earnings, the burdens of complying with a wide variety of foreign laws, political instability and transportation delays. There can be no assurance that the Company or its distributors will be able to sustain or increase international revenue from licenses or from maintenance or professional services, or that the foregoing factors will not have a material adverse effect on the Company's results associated with its international operations, and, consequently, on the Company's overall business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Sales and Marketing."

DEPENDENCE ON PROPRIETARY RIGHTS AND TECHNOLOGY; RISKS OF INFRINGEMENT

     The Company's success is heavily dependent upon proprietary technology. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company currently has no patents or patent applications pending. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of its products or future products or to obtain and use information that the Company regards as proprietary. In particular, for the Synon Model Applications ("SMA") financial product and class libraries, the Company provides its licensees with access to its data model and other proprietary information underlying its licensed applications. There can be no assurance that the Company's means of protecting its proprietary rights now or in the future will be adequate or that the Company's competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company, Dysys Limited, a United Kingdom company ("Dysys"), and Simon Williams and Melinda Horton, founders and major stockholders of the Company, are parties to an agreement dated September 15, 1992 (the "Dysys Agreement") in connection with which the Company acquired certain intellectual property from Dysys which was included in the Company's Obsydian product. In connection with the Dysys Agreement, the Company currently incurs a liability to pay Mr. Williams and Ms. Horton a 1.0% and 0.5% royalty, respectively, on Obsydian license and maintenance revenue for all transactions entered into through June 30, 1999. Pursuant to the Dysys Agreement, Mr. Williams and Ms. Horton also retain certain rights with respect to the intellectual property, including the non-exclusive right to use and exploit it under certain circumstances, including the Company's failure to pay required royalty amounts required in connection with the Dysys Agreement. See "Certain Transactions -- Dysys Agreement."

     Policing unauthorized use of the Company's software is difficult, and, while the Company does not believe software piracy is a significant problem to the Company at present, there can be no assurance that it will not become a problem in the future. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company is not aware that any of its software product offerings infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. Any such delays or reductions in product shipments could materially and adversely affect the Company's business, operating results and financial condition. See
"Business -- Intellectual Property and Other Proprietary Rights."

RAPID TECHNOLOGICAL CHANGE; PRODUCT DEVELOPMENT RISKS

     The market for the Company's products is subject to rapid technological change, changing customer needs and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advances. The Company's vulnerability to rapid technological change and changing customer needs is heightened by the focus of its product development efforts on the Obsydian product line and Obsydian for the Windows NT computing platform.

     The Company's product development efforts are expected to require, from time to time, substantial investments by the Company, but there can be no assurance that the Company will have sufficient resources to make the necessary investments. In addition, the Company has in the past experienced development delays, and there can be no assurance that the Company will not experience such delays in the future, which could delay or prevent the successful development, introduction or marketing of new or enhanced products such as the Java generator. Such products, even if developed successfully on a timely basis, may not meet the requirements of the marketplace or achieve market acceptance. If the Company is unable, for technological or other reasons, to develop and introduce new and enhanced products in a timely manner, the Company's business, results of operations and financial condition could be materially adversely affected.

     Software products as complex as those offered by the Company may contain errors that may be detected at any point in the products' life cycles. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Technology and Products" and "-- Product Development."

DEPENDENCE ON KEY PERSONNEL; NEW SYSTEMS AS PUBLIC COMPANY

     Synon's success depends on the continued contributions of certain senior corporate managers and key employees, each of whom has an at-will employment relationship with the Company. The loss of services of any of such personnel could have a material adverse effect on the Company. The Company also depends on its continued ability to attract and retain other highly skilled and qualified personnel, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management -- Executive Officers, Directors and Key Employees."

     Moreover, in order to compete effectively and manage its obligations as a public company, the Company must continue to implement and improve information systems, procedures and controls and expand, train and manage its work force.

FINANCIAL EXPOSURE FROM EXCESS FACILITIES

     As a result of the restructuring of its European operations, the Company currently has excess facilities under long term leases in the United Kingdom. While these facilities are currently sublet, there can be no assurance that the Company will not incur liabilities in connection with these excess facilities in the future, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of

Operations -- Liquidity and Capital Resources" and Note 12 of Notes to Consolidated Financial Statements.

PRODUCT LIABILITY

     The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under existing or future laws of certain jurisdictions. Although the Company has not experienced any material product liability claims to date, the sale and support of products by the Company may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition.

EFFECT OF CERTAIN CHARTER PROVISIONS; LIMITATION OF LIABILITY OF DIRECTORS; ANTITAKEOVER EFFECTS OF DELAWARE LAW

     Effective upon the closing of this Offering, the Company will be authorized to issue up to 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of any such Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, and may under certain circumstances involve the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting and specify certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could also have the effect of discouraging others from making offers for the Company's shares and, consequently, may inhibit fluctuations in the market price of the Company's Common Stock that could result from actual or rumored takeover attempts. These provisions may also have the effect of reducing or preventing changes in the management of the Company.

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those having securities listed for trading on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder, as well as the sale of more than ten percent (10%) of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price for the Company's Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

IMMEDIATE DILUTION

     The Offering price is substantially higher than the book value per share of the Company's Common Stock. Investors purchasing Common Stock in this Offering
will, therefore, incur immediate dilution of $          in the pro forma net
tangible book value per share of Common Stock (based upon the Offering price of
$          per share and after deducting estimated underwriting discounts and commissions and Offering expenses payable by the Company) from the Offering price and will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS

     Upon completion of this Offering, the Company's executive officers, directors and principal stockholders and their affiliates will beneficially own
approximately     % of the outstanding shares of Common Stock (     % if the
Underwriters' over-allotment option is exercised in full). As a result, these stockholders, if acting in concert, will be able to control most matters requiring stockholder approval, including the election of directors, and the approval of mergers, consolidations and sales of all or substantially all of the assets of the Company. This may prevent or discourage tender offers for the Company's Common Stock unless the terms are approved by such stockholders. See "Principal and Selling Stockholders."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering there has been no public market for the Common Stock of the Company. The Offering price will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the Offering price. There can be no assurance that an active public market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the Offering price. The market price of the Company's Common Stock is likely to be highly volatile and may be significantly affected by future announcements concerning the Company or its competitors, quarterly or annual variations in results of operations, announcements of technological innovations, the introduction of new products or changes in pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts, the Company's failure to meet analysts' estimates or other factors. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to results of operations. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially and adversely affect the market price of the Company's Common Stock.

DISCRETION AS TO USE OF PROCEEDS

     The primary purposes of this Offering are to create a public market for the Company's Common Stock, to facilitate future access to public markets and to obtain additional working capital. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this Offering other than for working capital and general corporate purposes. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds from this Offering. Pending any such uses, the Company plans to invest the net proceeds in investment grade, interest-bearing securities. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company has not in the past declared or paid dividends on its Common Stock, and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's bank line of credit agreement contains a restrictive covenant that prohibits the Company from paying cash dividends without the prior written consent of the lender.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the           shares of
Common Stock offered by the Company hereby are estimated to be approximately
$          (approximately $          if the Underwriters' over-allotment option
is exercised in full), assuming an Offering price of $          per share and
after deducting the estimated underwriting discounts and estimated Offering expenses.

     The primary purposes of this Offering are to create a public market for the Company's Common Stock, to facilitate future access to public markets and to obtain additional working capital. The Company expects to use the net proceeds of this Offering for working capital and other general corporate purposes. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company, although the Company has no current plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. Pending such uses, the net proceeds of this Offering will be invested in investment grade, interest-bearing securities.

     The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders hereby.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's bank line of credit agreement contains a restrictive covenant that prohibits the Company from paying dividends without the prior written consent of the lender.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company derived from its financial statements as of March 31, 1997, (ii) pro forma capitalization of the Company, giving effect to (a) the amendment and restatement of the Company's Certificate of Incorporation to provide for authorized capital stock of 50,000,000 shares of Common Stock and 5,000,000 shares of undesignated Preferred Stock, (b) the conversion of all outstanding
shares of Preferred Stock into           shares of Common Stock immediately
prior to the closing of the Offering, and (c) except as otherwise indicated, a one-for-two reverse stock split of the Company's Common Stock effected in June 1997, and (iii) the pro forma as adjusted capitalization of the Company to
reflect the sale by the Company of           shares of Common Stock pursuant to
the Offering at an assumed Offering price of $          per share and the
receipt by the Company of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and estimated Offering expenses. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.

                                                                              MARCH 31, 1997
                                                                    ----------------------------------
                                                                                                PRO
                                                                                               FORMA
                                                                                   PRO           AS
                                                                     ACTUAL       FORMA       ADJUSTED
                                                                    --------     --------     --------
                                                                    (IN THOUSANDS)
Capital lease obligations, net of current portion.................. $    283     $    283     $    283
Series E mandatorily redeemable preferred stock, $.001 par value;
  1,666,667 shares authorized, 1,666,667 shares issued and
  outstanding(1)...................................................    5,000           --           --

Stockholders' equity:
  Convertible preferred stock, $.001 par value; 7,306,019 shares authorized, 6,306,019 shares issued and outstanding, actual;
     5,000,000 shares authorized, no shares issued and outstanding,
     pro forma and pro forma as adjusted(1)........................        7           --           --
  Common Stock, $.001 par value; 25,000,000 shares authorized,
     3,466,291 shares issued and 3,453,419 shares outstanding,
     actual; 50,000,000 shares authorized,           shares issued
     and           shares outstanding, pro forma; 50,000,000 shares
     authorized,           shares issued and           shares and
     outstanding, pro forma as adjusted(2)(3)......................        3            8
  Treasury Stock...................................................      (47)         (47)         (47)
  Additional paid-in capital(3)....................................   25,907       43,030
  Deferred Compensation............................................     (208)        (208)        (208)
  Accumulated deficit..............................................  (20,907)     (33,028)     (33,028)
  Cumulative foreign currency translation adjustment...............       (7)          (7)          (7)
                                                                    --------     --------     --------
     Total stockholders' equity....................................    4,748        9,748
                                                                    --------     --------     --------
     Total capitalization.......................................... $ 10,031     $ 10,031     $
                                                                    ========     ========     ========

---------------

(1) Preferred stock numbers do not give effect to a one-for-two reverse stock
    split approved by the Board of Directors on             , 1997 and effected
    in June 1997.

(2) Excludes an aggregate of 1,366,730 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1997 under the Company's 1990 Stock Option Plan and Executive Share Option Scheme at a weighted exercise price of $3.16 per share. Also excludes (i) 6,000 shares issuable upon exercise of options granted after March 31, 1997 under the 1990 Stock Option Plan and the Executive Share Option Scheme and (ii) an aggregate of
                   shares reserved as of May   , 1997 for future issuance under
    the 1990 Stock Option Plan, Executive Share Option Scheme, 1997 Incentive Stock Plan, 1997 Director Option Plan and 1997 Employee Stock Purchase Plan. See "Management -- Stock Plans" and Note 11 of Notes to Consolidated Financial Statements.

(3) Pro forma common stock outstanding and additional paid-in capital do not reflect the eventual reclassification from paid-in capital to par value relating to shares issuable as additional conversion consideration to holders of Series D Preferred Stock. See "Certain Transactions -- Preferred Stock Sales" and Consolidated Statements of Stockholders' Equity.

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997
was $     million or $          per share of Common Stock. Pro forma net
tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the number of outstanding shares of the Company's Common Stock on a pro forma basis after giving effect to the
conversion of all outstanding shares of Preferred Stock into           shares of
Common Stock immediately prior to closing of the Offering. After giving effect
to the sale of           shares of Common Stock offered hereby at an assumed
Offering price of $          per share and the receipt by the Company of the
estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and Offering expenses payable by the Company, the Company's pro forma net tangible book value at March 31, 1997 would have been
$          or $          per share of Common Stock. This represents an immediate
increase in pro forma net tangible book value of $          per share to
existing stockholders and an immediate dilution in pro forma net tangible book
value of $          per share to new investors. The following table illustrates this per share dilution:

Assumed Offering price per share........................................             $
  Pro forma net tangible book value per share before the Offering....... $
  Increase in pro forma net tangible book value per share attributable to new investors...................................................
                                                                          -------
Pro forma net tangible book value per share after the Offering..........
                                                                                      -------
Dilution per share to new public investors..............................             $
                                                                                      =======

     The following table summarizes, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this Offering (at an
assumed Offering price of $          per share and before deducting underwriting
discounts and commissions and estimated Offering expenses payable by the Company).

                                       SHARES PURCHASED       TOTAL CONSIDERATION
                                      -------------------     --------------------     AVERAGE PRICE
                                       NUMBER     PERCENT      AMOUNT      PERCENT       PER SHARE
                                      --------    -------     --------     -------     -------------
Existing stockholders(1).............                   %     $                  %        $
New investors(1).....................
                                       -------     -----      --------      -----
          Total......................              100.0%     $             100.0%
                                       =======     =====      ========      =====

---------------

(1) Sales by certain Selling Stockholders in this Offering will reduce the number of shares of Common Stock held by existing stockholders to
    or approximately     % (          shares, or approximately     %, if the
    underwriters' over-allotment option is exercised in full) and will increase
    the number of shares held by new investors to           or approximately
         % (          shares, or approximately      %, if the Underwriters
    over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders."

     Excludes an aggregate of 1,366,730 shares of Common Stock issuable on exercise of options outstanding at March 31, 1997 under the Company's 1990 Stock Option Plan and Executive Share Option Scheme at a weighted average price of $3.16 per share. Also excludes (i) 6,000 shares issuable upon exercise of options granted after March 31, 1997 under the 1990 Stock Option Plan and the
Executive Share Option Scheme and (ii) an aggregate of                shares
reserved as of May   , 1997 for future issuance under the 1990 Stock Option
Plan, Executive Share Option Scheme, 1997 Stock Option Plan, 1997 Director Option Plan and 1997 Employee Stock Purchase Plan. To the extent that any shares are issued upon exercise of options, warrants or rights that are presently outstanding or granted in the future, or reserved for future issuance under the Company's stock plans, there will be further dilution to new investors. See "Management -- Stock Plans," "Description of Capital Stock" and Note 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for and as of the end of each of the years in the five-year period ended December 31, 1996, are derived from the consolidated financial statements of Synon Corporation and its subsidiaries, which financial statements have been audited by Arthur Andersen LLP, independent public accountants. The consolidated balance sheets as of December 31, 1995 and 1996, and the consolidated statements of operations for each of the years in the three-year period ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1992, December 31, 1993 and the balance sheet data at December 31, 1992, December 31, 1993 and December 31, 1994 are derived from audited financial statements not included herein. The statements of operations data for the three-month periods ended March 31, 1996 and 1997 and the balance sheet data at March 31, 1997 are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for such periods and financial condition at such dates. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year or future periods. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                             THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                           MARCH 31,
                                                --------------------------------------------------------    ---------------------
                                                  1992        1993        1994        1995        1996        1996        1997
                                                --------    --------    --------    --------    --------    --------    ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
    License...................................  $ 20,639    $ 23,735    $ 23,313    $ 21,989    $ 21,801    $  3,471    $   4,476
    Maintenance...............................    14,000      15,798      18,848      21,053      21,321       5,384        5,352
    Services..................................    16,706      21,369      23,219      27,740      33,009       8,161        8,644
                                                --------     -------     -------     -------     -------     -------      -------
    Total revenues............................    51,345      60,902      65,380      70,782      76,131      17,016       18,472
  Costs of revenues:
    License...................................     3,625       4,897       4,366       4,093       3,133         688          774
    Maintenance...............................     2,627       3,241       4,251       5,188       5,984       1,481        1,530
    Services..................................    11,127      13,706      17,351      21,635      26,885       6,774        6,634
                                                --------     -------     -------     -------     -------     -------      -------
    Total cost of revenues....................    17,379      21,844      25,968      30,916      36,002       8,943        8,938
  Gross profit................................    33,966      39,058      39,412      39,866      40,129       8,073        9,534
  Operating expenses:
    Sales and marketing.......................    22,391      25,155      25,741      25,919      25,034       5,391        5,614
    Research and development..................     3,693       4,528       4,104       4,942       5,922       1,569        1,485
    General and administrative................     8,042       7,383       7,641       8,011       7,320       1,800        2,101
    Amortization of goodwill (1)..............     8,779         125         125         125         125          31           31
    Restructuring reserve (2).................     2,048          --          --          --          --          --           --
                                                --------     -------     -------     -------     -------     -------      -------
    Total operating expenses..................    44,953      37,191      37,611      38,997      38,401       8,791        9,231
  Operating income (loss).....................   (10,987)      1,867       1,801         869       1,728        (718)         303
  Interest income (expense), net..............      (800)       (466)       (282)       (185)        (47)         (9)           4
  Other income (expense), net.................       540         144         232         267        (162)        (18)        (225)
                                                --------     -------     -------     -------     -------     -------      -------
  Income (loss) before income taxes...........   (11,247)      1,545       1,751         951       1,519        (745)          82
  Provision (benefit) for income taxes........      (565)        394         437         237         380        (186)          21
                                                --------     -------     -------     -------     -------     -------      -------
  Net income (loss)...........................  $(10,682)   $  1,151    $  1,314    $    714    $  1,139    $   (559)   $      61
                                                ========     =======     =======     =======     =======     =======      =======
  Net income (loss) per share.................  $  (3.00)   $   0.15    $   0.17    $   0.09    $   0.14    $  (0.15)   $    0.01
                                                ========     =======     =======     =======     =======     =======      =======
  Weighted average shares outstanding.........     3,563       7,608       7,772       7,862       7,878       3,626        8,226

                                                                      DECEMBER 31,
                                                --------------------------------------------------------                MARCH 31,
                                                  1992        1993        1994        1995        1996                    1997
                                                --------    --------    --------    --------    --------                ---------
BALANCE SHEET DATA:
  Cash and cash equivalents...................  $  2,775    $  3,929    $  3,419    $  2,458    $  1,080                $   2,473
  Working capital (deficit)...................    (1,951)     (1,667)     (2,402)     (1,695)     (1,263)                  (1,504)
  Total assets................................    30,970      33,220      35,307      35,867      36,909                   35,063
  Notes payable and capital lease obligations,
    net of current portion....................     3,010       1,792       1,168         396         352                      283
  Accumulated deficit.........................   (25,285)    (24,135)    (22,820)    (22,107)    (20,968)                 (20,907)
  Stockholders' equity........................       122       1,371       2,557       3,141       4,526                    4,748

---------------

(1) 1992 amount includes a write-down of approximately $6.8 million of goodwill relating to the acquisitions of an Australian subsidiary and certain North American subsidiaries.

(2) Represents additional accruals for excess facilities costs in the United Kingdom resulting from the restructuring of European operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or the future financial performance of the Company. All statements, trend analyses and other information contained herein relative to markets for the Company's products and trends in revenue, gross margin and anticipated expense levels, as well as other statements including such words as "anticipate," "believe," "plan," "estimate," "expect," and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  History

     Building on its years of experience selling application development tools for the IBM System 3X environment, the Company in 1988 introduced its first integrated application development toolset, Synon/2E, in concert with IBM's introduction of the AS/400 computer system. Aided by its marketing and development relationships with IBM, the Company captured a leading position in the AS/400 application development tools market and grew rapidly and profitably in 1988 and 1989.

     Due to a variety of factors, including increased competition, slowed growth in the AS/400 market, the relocation of corporate and certain development functions to the U.S. in 1990, reserves for excess facilities costs in the U.K. in 1990 through 1992, and the write down of the value of an acquired distributor business in 1992, the Company sustained net losses of $8.5 million, $6.3 million and $10.7 million in 1990, 1991 and 1992, respectively. These net losses generated substantial accumulated deficits of which $20.9 million remained as of March 31, 1997. During this time, the Company raised approximately $15 million of additional capital from existing venture capital investors and from IBM to fund its operations. Additionally, the Company grew its professional services business, primarily in North America, to provide necessary technology transfer and customer implementation support for its products. The business returned to modest profitability in 1993 on the strength of increased license revenue, third party product offerings, services business expansion, growing maintenance revenue from the Company's existing customer base and cost controls.

     Recognizing the need to enhance its product line, the Company in 1992 began developing its next generation, multi-platform product, Obsydian, which it introduced in late 1994. Anticipating an emerging opportunity in the Windows NT market, in January 1996 the Company entered into a sponsored development agreement with Microsoft to accelerate the development of Obsydian's Windows NT generator and enhance the marketing and promotion of the product. See
"Business -- Third Party Relationships." The Windows NT generator was released in March 1997.

  Revenue

     Prior to the introduction of Obsydian in late 1994, all of the Company's license revenue was generated from the Synon/2E product family. License revenue from the Obsydian product family has grown rapidly in each of the three years since the introduction of Obsydian, both in absolute dollars and as a percentage of total revenue, while license revenue from the Synon/2E product family has decreased, both in absolute dollars and as a percentage of total revenue. The Company expects that license revenue from the Obsydian product family will continue to account for an increasing percentage of total license revenue. Moreover, notwithstanding an increase in license revenue from the Synon/2E product family in the first quarter of 1997 as compared to the first quarter in 1996, the Company expects that such revenue will continue to decline both in absolute dollars and as a percentage of total license revenue. In the event that the decline in revenue from the Synon/2E product family is not more than offset by growth in revenue attributable to the Obsydian product family, the Company's results of operations will be materially adversely affected. See "Risk Factors -- Continued Importance of Synon/2E; Dependence on Obsydian; Dependence on Market for High-End Client/Server Application Development Tools."

     Maintenance revenue, which has reflected the cumulative effect of increases or decreases in license revenue over time, has not varied significantly in absolute dollars or as a percentage of total revenue over the last nine quarters. Through 1996, over 90% of total maintenance revenue was related to licenses of the Synon/2E product family. The Company expects that maintenance revenue related to the Synon/2E product family will begin to decline in future periods, both in absolute dollars and as a percentage of total maintenance revenue, as existing users of the Synon/2E product family migrate to the Obsydian product family or otherwise cease to use the Synon/2E products, and expects maintenance revenue related to the Obsydian product family to increase as a percentage of total maintenance revenue.

     Services revenue is comprised principally of professional services, which constituted a significant portion of the Company's total revenue in each of 1994, 1995 and 1996. The Company views professional services, which consist of application development, education, and consulting, as important to customers' successful implementation of the Company's software products. The Company has developed an extensive professional services practice in North America in order to address the market opportunity there and derives a substantial majority of its total services revenue from service projects in North America. Services revenue in the remainder of the world is a smaller portion of total services revenue because much of the services are provided by the Company's distributors.

     The Company has historically derived a significant portion of its total revenue from international operations. International revenue, which is defined by the Company as revenue generated outside of North America, constituted 47%, 48%, 46% and 44% of total revenue in 1994, 1995, 1996 and the first quarter of 1997, respectively. The Company expects international revenue to continue to account for a significant portion of total revenue for the foreseeable future. The Company has not historically managed its foreign currency exchange risks by entering into foreign currency management programs or hedging transactions. As a result, the Company is exposed to currency exchange fluctuation risks, as well as certain other financial risks associated with international operations. See "Risk Factors -- Risks Associated with International Operations."

  Channel Mix

     The Company markets its software primarily through its direct sales force in North America, the United Kingdom, France, Italy and Australia, and through distributors in the remainder of Europe, Latin America and Asia. Most of the Company's foreign distributors (other than those in Japan) have the principal relationship with the customers and perform first-level customer support and maintenance services. License revenue from the Company's distributors accounted for approximately 26%, 21%, 30% and 23% of the Company's total license revenue in 1994, 1995, 1996 and the first quarter of 1997, respectively. The Company's ability to achieve significant revenue growth in the future will depend in part on its success in maintaining existing relationships with its distributors and in developing new relationships with distributors, independent software vendors and systems integrators. See "Risk Factors -- Risks Associated with Distribution Channels."

  Revenue Recognition

     The Company recognizes software license revenue when the end user customer executes a non-cancelable license agreement either with the Company or one of its distributors and the product has been shipped to the customer, provided that no significant contractual obligations remain and collection of the related receivable is considered probable by management. Maintenance revenue from customer maintenance, support and upgrade service agreements is recognized ratably over the maintenance period, which is typically twelve months. The Company provides most of its services under time and materials arrangements and recognizes revenue for these engagements as services are performed. In addition, the Company has in the past undertaken several fixed-price application development projects. Approximately 19%, 15%, 12% and 15% of the Company's services revenue in 1994, 1995, 1996 and the quarter ended March 31, 1997, respectively, was generated from fixed-price contracts. The Company recognizes revenue for these projects on a percentage of completion basis. To the extent the Company's estimates of project completion prove to be inaccurate, the Company's operating results in future periods will be affected by adjustments as the estimates are revised. In addition, management is required to make estimates and assumptions in connection with determining the technological feasibility of software under development, related research and development cost capitalization and product life amortization periods for capitalized software costs. See Note 1 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth the consolidated statement of operations data of the Company expressed (except where otherwise indicated) as a percentage of total revenue for the periods indicated:

                                                            YEAR ENDED DECEMBER       QUARTER ENDED
                                                                    31,                 MARCH 31,
                                                           ----------------------     -------------
                                                           1994     1995     1996     1996     1997
                                                           ----     ----     ----     ----     ----
Revenues:
  License...............................................    36%      31%      29%      20%      24%
  Maintenance...........................................    29       30       28       32       29
  Services..............................................    35       39       43       48       47
                                                           ---      ---      ---      ---      ---
          Total revenues................................   100      100      100      100      100

Cost of revenues:
  License(1)............................................    19       19       14       20       17
  Maintenance(2)........................................    23       25       28       28       29
  Services(3)...........................................    75       78       81       83       77
                                                           ---      ---      ---      ---      ---
          Total cost of revenues........................    40       44       47       53       48

  Gross profit..........................................    60       56       53       47       52
  Operating expenses:
     Sales and marketing................................    39       37       33       32       31
     Research and development...........................     6        7        8        9        8
     General and administrative.........................    12       11       10       10       11
     Amortization of goodwill...........................     0        0        0        0        0
                                                           ---      ---      ---      ---      ---
          Total operating expenses......................    57       55       51       51       50

Operating income (loss).................................     3        1        2       (4)       2
Interest income (expense), net..........................     0        0        0        0        0
Other income (expense), net.............................     0        0        0        0      (1)
                                                           ---      ---      ---      ---      ---
Income (loss) before income taxes.......................     3        1        2       (4)       1
Provision (benefit) for income taxes....................     1        0        1       (1)       0
                                                           ---      ---      ---      ---      ---
Net income (loss).......................................     2 %      1 %      1 %     (3)%      1 %
                                                           ===      ===      ===      ===      ===

---------------

(1) Shown as a percentage of license revenue.

(2) Shown as a percentage of maintenance revenue.

(3) Shown as a percentage of services revenue.

  Quarters Ended March 31, 1996 and 1997

     License Revenue. License revenue consists of fees from the licensing of the Company's products. License revenue increased 29% from $3.5 million in the first quarter of 1996 to $4.5 million in the first quarter of 1997 and comprised 20% and 24%, respectively, of total revenue in those quarters. The increase reflected continued growth in Obsydian product family sales and strong sales of Synon/2E - related products, especially in North America. License revenue from the Obsydian product family increased from $1.7 million in the first quarter of 1996 to $2.1 million in the same quarter of 1997 and comprised 49% and 47%, respectively, of total license revenue in these quarters. License revenue from the Synon/2E product family increased from $1.8 million in the first quarter of 1996 to $2.4 million in the same quarter of 1997 and comprised 51% and 53%, respectively, of total license revenue in these quarters.

     Maintenance Revenue. Maintenance revenue consists of fees received under maintenance, support and upgrade agreements, which typically have a term of twelve months. Maintenance agreements for the Synon/2E product family are typically priced at a percentage of the list price of the license annually. Maintenance agreements for the Obsydian product family consist of separate customer support and upgrade agreements. See "Technology and Products." Maintenance revenue in the first quarter of 1997 declined 1% from the first quarter of 1996, continuing the trend of maintenance revenue remaining essentially flat compared to the prior year, and comprised 32% and 29%, respectively, of total revenue in those quarters.

     Services Revenue. Services revenue consists of fees for education, consulting and application development services designed to assist effective customer use of Synon's technology. Services revenue increased 6% from $8.2 million in the first quarter of 1996 to $8.6 million in the first quarter of 1997 and comprised 48% and 47%, respectively, of total revenue in those quarters. Services revenue in the first quarter of 1996 was negatively affected by two fixed-price projects. The Company recognized reduced revenue per hour on these contracts in accordance with the percentage of completion revenue recognition method. See "--Overview--Revenue Recognition" above.

     Cost of License Revenue. Cost of license revenue includes costs directly associated with software products sold, including tangible product costs of media and documentation, royalties associated with the sale of Obsydian and third party products and amortization of capitalized software development costs. Cost of license revenue, excluding amortization of capitalized software development costs, increased 118% from $144,000 in the first quarter of 1996 to $314,000 in the first quarter of 1997 and increased from 4% to 7%, respectively, of license revenue in those quarters. The absolute dollar increase was primarily due to a $75,000 increase in tangible product costs related primarily to license volume increases in the first quarter of 1997. Amortization of software development costs, which is included in reported cost of revenue, totaled $544,000 and $460,000 in the first quarter of 1996 and 1997, respectively, reflecting a change in mix of remaining capitalized assets and their related useful lives. The Company expects cost of license revenue to increase in future periods due in part to increased royalties associated with Obsydian and third party technology incorporated into the Company's products and to increased tangible product cost.

     Cost of Maintenance Revenue. Cost of maintenance revenue consists primarily of compensation and other costs for customer support personnel, facilities and equipment costs, third party royalties related to maintenance revenue and the tangible costs of media, documentation and shipping relating to product updates and new releases provided to customers. Cost of maintenance revenue, after rounding, increased 3% from $1.5 million in the first quarter of 1996 to $1.5 million in the first quarter of 1997 and increased from 28% to 29%, respectively, of maintenance revenue in those quarters. The increases were attributable primarily to staffing increases in 1996 necessary to support the increase in number of Obsydian customers. This growth was partially offset by a reduction in tangible product costs in the first quarter of 1997 because the Company shipped fewer copies of new releases of the Obsydian product to existing customers in that quarter than in the same quarter of 1996. The Company expects that cost of maintenance revenue will increase in future periods due in part to increases in personnel required to support a larger number of customers.

     Cost of Services Revenue. Cost of services revenue consists primarily of compensation and other costs for personnel providing education, consulting and application development services to Synon's customers, as well as facilities and equipment costs and travel costs relating to services engagements.

Cost of services revenue decreased 2% from $6.8 million in the first quarter of 1996 to $6.6 million in the first quarter of 1997 and decreased from 83% to 77%, respectively, of services revenue in those quarters. The decreases were primarily due to higher costs incurred in the first quarter of 1996 in connection with two fixed priced service projects and to higher overall staff utilization in the first quarter of 1997. The Company has made a significant investment in the internal training of its services personnel in order to provide quality education, consulting and application development services to its customers for the Obsydian product. The Company expects cost of services revenue to increase in future periods.

     Sales and Marketing. Sales and marketing expenses consist primarily of compensation for sales and marketing personnel and costs of travel, entertainment, facilities and equipment, marketing collateral, advertising, trade shows and other marketing programs. Sales and marketing expenses increased 4% from $5.4 million in the first quarter of 1996 to $5.6 million in the first quarter of 1997 and decreased from 32% to 30%, respectively, of total revenue in those quarters. The dollar increase was due primarily to staffing increases and associated costs incurred during the second half of 1996 and to fewer staff vacancies in the first quarter of 1997 than in the first quarter of 1996. The Company expects increased sales and marketing costs in 1997 as a result of costs associated with the introduction and promotion of the Obsydian Windows NT generator and the development of alternative sales channels.

     Research and Development. Research and development expenses consist primarily of compensation and other personnel related expenses and costs for computers, software, facilities and other equipment associated with the development of new products and the enhancement of existing products. The Company capitalizes the cost of research and development after technological feasibility has been established according to the requirements of Financial Accounting Standards ("FAS") No. 86. Research and development expenses, before capitalization of software development costs, remained essentially flat at $2.2 million in the first quarter of 1996 and the first quarter of 1997 and decreased from 13% to 12%, respectively, of total revenue in those quarters. Capitalized software development costs increased by approximately $54,000 in the first quarter of 1997 compared to the first quarter of 1996 due primarily to the costs associated with developing and deploying the Windows NT generator and a major release of the Obsydian product. Research and development costs, including capitalization of software development costs, remained relatively flat from quarter to quarter. The Company expects research and development expenses to increase in future periods.

     General and Administrative. General and administrative expenses consist primarily of personnel costs for finance, human resources, internal systems and general management functions as well as related facility and equipment costs, professional fees and bad debt expenses. General and administrative costs increased 17% from $1.8 million in the first quarter of 1996 to $2.1 million in the first quarter of 1997 and increased from 10% to 11%, respectively, of total revenue in these quarters. These increases were due primarily to increases in information systems staff and increased costs associated with internal system development. The Company expects that general and administrative costs will continue to increase as the Company invests in internal systems and incurs costs associated with operating as a public company.

     Interest Income (Expense), Net. Interest income (expense) includes interest expense from capital lease obligations and an IBM development loan offset by interest earned on cash balances. The Company reported net interest expense of $9,000 during the first quarter of 1996 compared with net interest income of $4,000 in the first quarter of 1997. The change was due primarily to the repayment in full of the remaining balance of the IBM development loan in December 1996 and a reduction of capital lease obligations in 1996.

     Other Income (Expense), Net. Other income (expense) consists primarily of foreign currency gains and losses. Other expense increased from $18,000 in the first quarter of 1996 to $225,000 in the first quarter of 1997 and was comprised almost entirely of foreign currency losses.

     Income Taxes. The Company's estimated effective income tax rate of 25% for 1997 applied to the first quarter remained essentially unchanged from the 1996 rate due to continued utilization of tax benefit carryovers. The Company expects its effective income tax rate to increase as it utilizes its tax benefit carryovers. See Note 9 of Notes to Consolidated Financial Statements.

  Years Ended December 31, 1994, 1995 and 1996

     License Revenue. License revenue decreased 6% from $23.3 million in 1994 to $22.0 million in 1995 and decreased 1% to $21.8 million in 1996. License revenue represented 36%, 31% and 29% of total revenue in 1994, 1995 and 1996, respectively. The decreases in absolute dollars and as a percentage of total revenue in both 1995 and 1996 reflects a decline in the number of Synon/2E product family licenses, which was only partially offset in both years by growth in the number of licenses of the new Obsydian product family following its introduction late in 1994. License revenue from the Obsydian product family has grown rapidly, from $3.1 million in 1994 to $8.9 million in 1995 and to $12.0 million in 1996 and comprised 13%, 40% and 55%, respectively, of total license revenue in those years. License revenue from the Synon/2E product family has declined since the introduction of the Obsydian product, from $20.2 million in 1994 to $13.1 million in 1995 and to $9.8 million in 1996 and comprised 87%, 60% and 45%, respectively, of total license revenue in those years. The decline in Synon/2E product family sales reflects reduced demand for the Synon/2E product family and a change in sales focus by direct sales channels from Synon/2E to Obsydian. The decline in Synon/2E product family sales was expected after the introduction of the Obsydian product and the change in sales focus by the Company's direct sales channel.

     Initially, the Company sold Obsydian licenses primarily to existing Synon/2E customers, primarily through its direct sales channels. These existing Synon/2E customers accounted for 91% and 72% of Obsydian license revenue in 1994 and 1995, respectively. In 1996 the Company derived an increasing percentage of its Obsydian license revenue from new customers, which the Company believes was due to Obsydian's improved functionality and a greater number of customer references for Obsydian. These new customers accounted for 9%, 28% and 40% of Obsydian product family license revenue in 1994, 1995 and 1996, respectively. In late 1995 and in 1996, Obsydian sales were increasingly generated by international distributors, especially those in Europe and Latin America, as they focused sales resources on Obsydian.

     Maintenance Revenue. Maintenance revenue increased 12% from $18.8 million in 1994 to $21.1 million in 1995 and increased 1% to $21.3 million in 1996. Maintenance revenue represented 29%, 30% and 28% of total revenues in 1994, 1995 and 1996, respectively. Maintenance revenue increased in absolute dollars in 1995 and 1996 due to the provision of maintenance, customer support and upgrades to a larger installed customer base in each of those years, but the rate of growth decreased from 1995 to 1996. Synon/2E maintenance revenue declined on an annual basis from 1995 to 1996 by approximately 7%, reflecting lower Synon/2E license sales and typical attrition of Synon/2E maintenance customers. The Synon/2E maintenance revenue decline from 1995 to 1996 was offset by a 152% increase in Obsydian maintenance revenue. Although there was no Obsydian maintenance revenue in 1994 because the product was introduced late in that year, Obsydian maintenance revenue comprised 5% and 12% of total maintenance revenue in 1995 and 1996, respectively.

     Services Revenue. Services revenue increased 19% from $23.2 million in 1994 to $27.7 million in 1995 and increased 19% to $33.0 million in 1996. Services revenue represented 35%, 39% and 43% of total revenues in 1994, 1995 and 1996, respectively. Synon/2E projects accounted for the majority of services revenue in each of 1994, 1995 and 1996, reflecting continued strong use of the Synon/2E technology in the market and the mix of the Company's project work. Services revenue in each year was derived primarily from projects in North America, where the Company generated approximately 71%, 71% and 73% of its total services revenue in 1994, 1995 and 1996, respectively.

     The Company's services revenue, as well as the related gross margins, for 1995 and 1996 was negatively impacted by reduced revenue per hour recognized in connection with the completion of certain fixed-price projects in those years. The Company has implemented new practices intended to enable the Company to more effectively evaluate its ability to achieve the result required by a fixed-price engagement at the agreed-upon price. For example, before it accepts any large fixed-price engagement, the Company now undertakes a design phase engagement for each project to more accurately define that project's scope and risks. As of December 31, 1996, the Company had completed all significant fixed price engagements undertaken prior to the implementation of these policies. The Company continues to accept work under fixed-price contracts and faces risks inherent to such contracts. See "Risk Factors -- Potential Financial Exposure from Fixed-Price Contracts."

     Cost of License Revenue. Cost of license revenue, excluding amortization of capitalized software development costs, decreased 32% from $2.3 million in 1994 to $1.6 million in 1995 and further decreased 27% to $1.1 million in 1996. Cost of license revenue, excluding amortization of capitalized software development costs, was 10%, 7% and 3% of license revenue in 1994, 1995 and 1996, respectively. In each year, the largest contributing factor to the decrease was a decline in third party royalty costs, which decreased from $1.7 million in 1994 to $745,000 in 1995 and to $322,000 in 1996, due to the reduction in sales of third party products related to Synon/2E. The decreases in third party royalty costs were partially offset by increased royalties of $257,000 and $319,000 in 1995 and 1996, respectively, relating to increased sales of Obsydian. The royalties due in connection with Obsydian license sales will be approximately 1.7% of such sales in 1997 and are payable only with respect to license agreements entered into prior to June 30, 1999. See "Certain Transactions." Amortization of capitalized software development costs, which is included in reported cost of license revenue, totaled $2.1 million, $2.5 million and $2.0 million in 1994, 1995 and 1996, respectively. The amortized amount of capitalized software development costs decreased in 1996 because most of such costs related to the Synon/2E product family had been fully amortized by the end of 1995 and the capitalized costs of Obsydian and the Windows NT generator were early in their amortization lives.

     Cost of Maintenance Revenue. Cost of maintenance revenue increased 22% from $4.3 million in 1994 to $5.2 million in 1995 and increased 15% to $6.0 million in 1996 and represented 23%, 25% and 28%, respectively, of maintenance revenue in those years. The increases in each year were primarily due to increases in the number of customer support personnel necessary to maintain and support the Obsydian product family.

     Cost of Services Revenue. Cost of services revenue increased 25% from $17.4 million in 1994 to $21.6 million in 1995 and increased 24% to $26.9 million in 1996 and represented 75%, 78% and 81%, respectively, of services revenue in those years. The increases in each year were principally the result of higher internal Obsydian training costs for consultants and excess labor costs on certain fixed-price projects, particularly in the first quarter of 1996. The projects caused lower gross margins on services revenue until their completion in 1996. See "-- Services Revenue" and "-- Overview -- Revenue Recognition."

     Sales and Marketing. Sales and marketing expenses increased 1% from $25.7 million in 1994 to $25.9 million in 1995 but decreased by 3% to $25.0 million in 1996. Sales and marketing expenses were 39%, 37% and 33% of total revenue in 1994, 1995 and 1996, respectively. The decrease in sales and marketing expenses in 1996 was due primarily to a reduction in the sales force in North America, Asia and Japan in 1996, and the conversion of Germany, Holland and South Africa from direct sales territories to territories served by distributors. The decrease in 1996 was partially offset by approximately $659,000 of severance and other costs associated with the closing of direct sales operations in those territories.

     Research and Development. Research and development expenses, before capitalization of software development costs, increased 6% from $6.7 million in 1994 to $7.2 million in 1995 and increased 20% to $8.6 million in 1996. Research and development expenses, before capitalization of software development costs, represented 10%, 10% and 11% of total revenue in 1994, 1995 and 1996, respectively. The Company capitalized $2.6 million, $2.2 million and $2.6 million of software development costs in 1994, 1995 and 1996, respectively. The decrease in capitalized software costs from 1994 to 1995 was due to higher capitalized costs in 1994 associated with the completion and first release of the Obsydian product. The increase in capitalized software costs from 1995 to 1996 was due to significant enhancements made to the Obsydian product and the completion of development of the first release of the Windows NT generator in 1996. See "-- Cost of License Revenue."

     General and Administrative. General and administrative expenses increased 5% from $7.6 million in 1994 to $8.0 million in 1995 and decreased 9% to $7.3 million in 1996. General and administrative expenses were 12%, 11% and 10% of total revenue in 1994, 1995 and 1996, respectively. The increase in 1995 reflected higher bad debt expense during the year. Other than the increased bad debt expense in 1995, general and administrative expenses in both absolute dollars and as a percentage of total revenue decreased during 1995 and 1996 due primarily to staff reductions.

     Interest Income (Expense), Net. Net interest expense decreased 34% from $282,000 in 1994 to $185,000 in 1995 and further decreased 75% to $47,000 in
1996. The decreases in each year were the result of reductions in the Company's capital lease and loan obligations.

     Other Income (Expense), Net. Net other income was $232,000 in 1994 and $267,000 in 1995 due primarily to foreign exchange gains of $216,000 in 1994 and $227,000 in 1995. Net other expense of $162,000 in 1996 was due primarily to a $167,000 foreign exchange loss in that year.

     Income Taxes. The Company has significant net operating loss, foreign tax credit and other tax credit carryovers remaining from losses incurred in prior years. The Company's effective income tax rate was 25% for each of 1994, 1995 and 1996. See Note 9 of Notes to Consolidated Financial Statements. The Company expects its effective income tax rate to increase after it utilizes its tax benefit carryovers.

QUARTERLY RESULTS

     The following table sets forth consolidated statements of operations data for each of the nine quarters in the period ended March 31, 1997, and the percentage of the Company's total revenue represented by each item of the respective quarter. This information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to fairly present this information when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results for a full year or results to be expected for any future period.

                                                                         QUARTER ENDED
                              ---------------------------------------------------------------------------------------------------
                                           JUNE                                         JUNE
                              MARCH 31,     30,     SEPT. 30,   DEC. 31,   MARCH 31,     30,     SEPT. 30,   DEC. 31,   MARCH 31,
                                1995       1995       1995        1995       1996       1996       1996        1996       1997
                              ---------   -------   ---------   --------   ---------   -------   ---------   --------   ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  License...................   $ 4,303    $ 4,562    $  4,631   $  8,493    $ 3,471    $ 5,097    $  5,187   $  8,046    $ 4,476
  Maintenance...............     5,160      5,278       5,266      5,349      5,384      5,117       5,340      5,480      5,352
  Services..................     6,964      6,912       6,772      7,092      8,161      8,380       7,519      8,949      8,644
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
    Total revenues..........    16,427     16,752      16,669     20,934     17,016     18,594      18,046     22,475     18,472
Cost of revenues:
  License...................     1,038        984         931      1,140        688        843         766        836        774
  Maintenance...............     1,375      1,273       1,233      1,307      1,481      1,473       1,515      1,515      1,530
  Services..................     5,428      5,326       5,083      5,798      6,774      6,988       6,487      6,636      6,634
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
    Total cost of
      revenues..............     7,841      7,583       7,247      8,245      8,943      9,304       8,768      8,987      8,938
Gross profit................     8,586      9,169       9,422     12,689      8,073      9,290       9,278     13,488      9,534
Operating expenses:
  Sales and marketing.......     6,558      6,844       6,045      6,472      5,391      5,952       5,873      7,818      5,614
  Research and
    development.............     1,273      1,268       1,211      1,190      1,569      1,356       1,396      1,601      1,485
  General and
    administrative..........     1,955      1,942       1,960      2,154      1,800      1,943       1,724      1,853      2,101
  Amortization of
    goodwill................        31         32          32         30         31         31          32         31         31
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
    Total operating
      expense...............     9,817     10,086       9,248      9,846      8,791      9,282       9,025     11,303      9,231
Operating income (loss).....    (1,231)      (917)        174      2,843       (718)         8         253      2,185        303
Interest income (expense),
  net.......................       (59)       (47)        (36)       (43)        (9)        (8)        (10)       (20)         4
Other income (expense),
  net.......................       344         77         (26)      (128)       (18)      (113)        (31)        --       (225)
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) before income
  taxes.....................      (946)      (887)        112      2,672       (745)      (113)        212      2,165         82
Provision (benefit) for
  income taxes..............      (237)      (222)         28        668       (186)       (28)         53        541         21
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Net income (loss)...........   $  (709)   $  (665)   $     84   $  2,004    $  (559)   $   (85)   $    159      1,624         61
                               =======    =======     =======    =======    =======    =======     =======    =======    =======
Net income (loss) per common
  share.....................   $ (0.20)   $ (0.18)   $   0.01   $   0.26    $ (0.15)   $ (0.02)   $   0.02   $   0.20    $  0.01
                               =======    =======     =======    =======    =======    =======     =======    =======    =======
Weighted average shares
  outstanding...............     3,636      3,637       7,844      7,842      3,626      3,651       7,865      7,939      8,226

                                                 AS A PERCENTAGE OF TOTAL REVENUE, UNLESS OTHERWISE INDICATED
                              ---------------------------------------------------------------------------------------------------
Revenues:
  License...................        26%        27%         28%        41%        20%        27%         28%        36%        24%
  Maintenance...............        32         32          31         25         32         28          30         24         29
  Services..................        42         41          41         34         48         45          42         40         47
                                   ---        ---         ---        ---        ---        ---         ---        ---        ---
    Total revenues..........       100        100         100        100        100        100         100        100        100
Cost of revenues:
  License(1)................        24         22          20         13         20         17          15         10         17
  Maintenance(2)............        27         24          23         24         28         29          28         28         29
  Services(3)...............        78         77          75         82         83         83          86         74         77
                                   ---        ---         ---        ---        ---        ---         ---        ---        ---
    Total cost of
      revenues..............        48         45          43         39         53         50          49         40         48
Gross profit................        52         55          57         61         47         50          51         60         52
Operating expenses:
  Sales and marketing.......        40         40          37         31         32         33          33         35         31
  Research and
    development.............         8          8           7          6          9          7           8          7          8
  General and
    administrative..........        12         12          12         10         10         10           9          8         11
  Amortization of
    goodwill................         0          0           0          0          0          0           0          0          0
                                   ---        ---         ---        ---        ---        ---         ---        ---        ---
    Total operating
      expense...............        60         60          56         47         51         50          50         50         50
Operating income(loss)......        (7)        (5)          1         14         (4)         0           1         10          2
Interest income (expense),
  net.......................         0          0           0          0          0          0           0          0          0
Other income (expense),
  net.......................         2          0           0         (1)         0         (1)          0          0         (1)
                                   ---        ---         ---        ---        ---        ---         ---        ---        ---
Income(loss) before income
  taxes.....................        (5)        (5)          1         13         (4)        (1)          1         10          1
Provision(benefit) for
  income taxes..............        (1)        (1)          0          3         (1)         0           0          2          0
                                   ---        ---         ---        ---        ---        ---         ---        ---        ---
Net income(loss)                    (4)%       (4)%         1%        10%        (3)%       (1)%         1%         8%         1%
                                   ===        ===         ===        ===        ===        ===         ===        ===        ===

---------------
(1) Shown as a percentage of license revenue.
(2) Shown as a percentage of maintenance revenue.
(3) Shown as a percentage of services revenue.

VARIABILITY OF QUARTERLY RESULTS

     The Company's business has experienced and is expected to continue to experience significant seasonality, in part due to customer buying patterns and lower demand in the summer months, particularly in Europe. In recent years, the Company has generally had stronger sales of its software products in the quarter ending in December and weaker sales in the following quarter. License revenue in the fourth quarter of 1994, 1995 and 1996 represented 36%, 39% and 37%, respectively, of full year license revenue. The fourth quarter revenue pattern reflects the Company's end of year sales quotas and sales incentives, customer purchasing and capital budgeting patterns and general software industry trends. The Company expects this quarterly pattern to continue in the future. Due primarily to IT department purchasing patterns and certain sales staff turnover between quota years, the Company's first quarter license revenue has typically been weaker than in other quarters. In addition, license revenue in the third quarter has historically been relatively flat compared to the second quarter as a result of generally reduced economic activity in the summer months, particularly in Europe. The Company believes that these trends are likely to continue.

     The Company recorded higher than normal license revenue in the fourth quarter of 1995 due to the recognition of approximately $587,000 of Obsydian license revenue attributable to products sold in prior quarters, which license revenue was deferred and not recognized until the related AS/400 NPT generator was delivered in December 1995. In addition, many customers delayed making purchases of the Obsydian product until the AS/400 NPT generator was available, contributing to an increased level of revenue in the fourth quarter 1995.

     The Company's primary annual user group conference was held in the third quarter of 1994, the first quarter of 1995, and the second quarter of 1996. Fees collected from those user group conferences contributed $614,000, $426,000 and $428,000, respectively, to service revenues in those quarters. The Company's user group conferences in general approximately break even, and accordingly the expenses associated with these conferences increased cost of services revenue by an amount similar to related revenue in each of these quarters. The Company's European operations hold a user conference in the fourth quarter of each year, having a similar but smaller effect on services revenue and cost of services revenue.

     Sales and marketing expenses decreased in the first three quarters of 1996 compared to each quarter of 1995, due primarily to sales staff reductions and reduced costs associated with marketing programs. In 1996, additional expense reductions were realized in the third quarter because the savings from the conversion of the Germany, Holland and South Africa direct sales territories to distributor territories were no longer offset by severance and other closure costs as they had been in the first two quarters of 1996. The increase in sales and marketing expenses in the fourth quarter of each year reflects typical increased compensation associated with higher license revenue.

     The Company typically ships product orders shortly after receipt, and consequently, order backlog at the beginning of any quarter has in the past represented an inconsequential portion of that quarter's revenue. As a result, to achieve its quarterly revenue objectives, the Company is dependent upon obtaining orders in any given quarter for shipment in that quarter. Furthermore, the Company has often recognized a substantial portion of its revenue in the last month, or even weeks or days, of a quarter and therefore quarterly revenue is difficult to predict with any significant degree of accuracy. The Company's expense levels are based, in significant part, on the Company's expectations as to future revenue and are therefore relatively fixed in the short term. If revenue levels fall below expectations, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors -- No Prior Market; Possible Volatility of Stock Price."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations since 1991 primarily by cash generated from operations and through private sales of preferred equity securities. For the three months ended March 31, 1997, approximately $2.7 million of cash was provided by operations due to the collection in cash of significant fourth quarter 1996 license revenue. During 1994, 1995 and 1996, approximately $4.8 million, $3.6 million and $3.5 million, respectively, of cash was generated by operations, primarily as a result of net income and depreciation and amortization, somewhat offset by growth in accounts receivable. Cash generated by operations was further reduced by approximately $2.6 million, $2.2 million and $2.6 million in 1994, 1995 and 1996, respectively, for research and development costs incurred by the Company which were capitalized according to FAS No. 86.

     The Company used cash for the acquisition of property and equipment, of approximately $2.0 million, $1.0 million, $1.8 million and $609,000 in 1994, 1995, 1996 and the first quarter of 1997, respectively. These investing activities were partially offset in 1994 by cash received from the repayment of certain loans made to former officers of the Company.

     During 1994, 1995 and 1996 and the quarter ended March 31, 1997, the Company did not incur any additional debt. The Company used cash generated by operations to repay IBM approximately $325,000, $500,000, and $675,000 of its development loan during 1994, 1995 and 1996, respectively, and to pay down capital lease obligations by approximately $1.3 million, $877,000 and $517,000, in 1994, 1995 and 1996, respectively. The IBM loan was paid in full by December 31, 1996.

     As of March 31, 1997, the Company had approximately $2.5 million of cash and cash equivalents and a working capital deficit of $1.5 million. The Company had a working capital deficit in each of the last three years. The Company had available a working capital line of credit agreement with Silicon Valley Bank (the "Bank") that expires on July 14, 1997, secured by substantially all of the Company's assets. The line of credit bears interest at 1.25% above the Bank's prime rate (8.5% as of April 30, 1997) and drawings are available up to 70% of eligible receivables. Under the line of credit, the Bank is committed to lend up to a maximum of $4.0 million, of which $3.6 million was available as of March 31, 1997 based on eligible receivables. The Company's line of credit contains certain affirmative and restrictive covenants that are typical of commercial lending arrangements. From time to time the Company has not been in compliance with such covenants, although to date the Company has obtained waivers from the Bank with respect to such noncompliance. There can be no assurance that the Company will comply with these restrictions and covenants in the future or be able to obtain waivers from the Bank in the event of noncompliance. There were no borrowings under the line of credit at December 31, 1996 or March 31, 1997.

     The Company has approximately 34,406 square feet in excess facilities in the United Kingdom under long term lease agreements which expire December 1999 through December 2014. These facilities are currently subleased to third parties at rates which are in some cases below that which the Company is obligated to pay and for periods less than the lease term for which the Company is obligated. The maximum undiscounted obligation for this excess space, net of sublease income as of December 31, 1996, assuming all break clauses in existing leases are exercised and the Company is unable to sublet the facilities, is approximately $16.6 million. The Company has accrued approximately $500,000 for such excess space as of December 31, 1996, in part due to improvement in the United Kingdom rental market and recent successes in subletting space. However, there can be no assurance that such rental market will not be negatively impacted in the future. See Note 12 of Notes to Consolidated Financial Statements.

     The Company has had limited cash on hand to purchase equipment and internal systems and expects to use certain proceeds from the Offering to invest in these areas. See "Use of Proceeds."

     The Company believes that the net proceeds from this Offering, together with available funds, its existing line of credit and the cash flows expected to be generated by operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may, subject to adequate market conditions, sell additional equity or debt securities or obtain additional credit facilities. Any sale of additional securities may result in additional dilution to the Company's stockholders.

                                    BUSINESS

     The following Business section contains forward-looking statements relating to future events or the future financial performance of the Company, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

THE COMPANY

     Synon is a leading provider of enterprise software application development tools and professional services. The Company's products and services are designed to enable its customers to develop business information software applications through a practical model-based approach to software design. Synon's integrated business-oriented technology provides customers the ability to rapidly develop, deploy and enhance advanced software applications across multiple computing platforms.

     Since it was founded in 1983, Synon has sold approximately 6,000 licenses of its products to customers located in approximately 80 countries. Synon has established development and marketing relationships with IBM's AS/400 division for the AS/400 market and with Microsoft for the Enterprise Windows NT market. Synon markets its products and services primarily through the Company's direct sales force in North America, the United Kingdom, France, Italy and Australia and through a network of distributors in Europe, Asia and Latin America.

INDUSTRY BACKGROUND

     Many organizations are responding to today's increasingly competitive business environment by attempting to improve the efficiency and effectiveness of information technology ("IT") processes, which has resulted in increased demand for new business software applications. Despite large budgets and high level management focus in many cases, IT departments often experience difficulty rapidly deploying business critical applications, which can lead to IT backlogs. Traditional software development and deployment methods have at times been inadequate in meeting complex business needs in a timely manner. Third party software can provide immediate solutions to certain business problems, but often lacks the flexibility to meet many of the increasing complexities of today's business and computing environments. Conversely, conventional in-house application development can provide customized solutions, but generally requires long development lead times and may be more prone to error.

     In addition, organizations seek to retain value in their software investments by selecting software solutions that are readily adaptable to business changes or technological advances and are portable to different computing environments. Common examples include software changes required to support a new product line or newly-acquired business, or enhancements of existing systems such as those required to address the year 2000 century date conversion problem. Traditional software solutions often fall short of addressing the post-deployment need to enhance and maintain existing applications.

     Software development tools have been designed to address the problems with traditional software development and deployment solutions. However, certain development tools which have allowed organizations to rapidly develop software solutions have fallen short of addressing the complex needs of dynamic businesses. Tools that have accelerated the development of specific departmental applications have often lacked the power to scale to large computing environments. Tools designed to build applications that are scalable and operate over a wide range of environments generate applications that may not be capable of fully utilizing the native strengths and attributes of different computing environments. Object Oriented development technologies promise productivity gains through the use and reuse of application building blocks, but to date reusable objects have often lacked the size and scope necessary to provide substantial improvements in software development.

THE SYNON SOLUTION

     Synon's software development products and services are designed to enable customers to rapidly develop high-end, scalable business applications that may be readily customized and easily maintained. Building upon a decade of application development tools experience, the Company in late 1994 created its Obsydian product family for the design of business critical client/server applications for multiple computing environments. The Company believes that the Obsydian product family offers a highly effective combination of development speed, flexibility and quality due to the following key features:

     - Model-based Development: By using an application "design model" to create and maintain software applications, the Company's techniques enable software developers and end-users to more effectively define and capture, in an application design model, all relevant business processes, structures and forms at the fundamental business rule-level. Changes made from time to time to the application design model in response to business process changes will automatically ripple through the entire model to each relevant component.

     - Large-Scale Reusable Business Objects: The Company has drawn upon its application development experience to develop libraries of large-scale business objects which reflect common "patterns" found in commercial applications. These large, reusable business objects enable customers to take advantage of the efficiency of object-oriented software design without sacrificing the ability to adjust the software to a customer's specific needs.

     - Automated Code Generation: After the application design model is completed, the Company's products can automatically generate computer code for a variety of network environments, computing platforms and national languages. Synon generators produce quality code that addresses deployment complexity and minimizes traditional testing requirements, leaving the developer free to focus on the business aspects of the application.

     The combination of these technologies enables organizations to make significant modifications to applications in rapid response to technological advances and changes in their business environment without incurring the time and expense required to rewrite the application. The Company's reusable business objects are easily modified as a customer's business needs change. As a result, the Company believes its products protect the investment in, and extend the value of, the customers' developed applications.

     The Company complements the technological advantages of its software with service offerings, including technology transfer, methodology and product implementation, which are intended to enhance the customer's success and reduce the customer's risk in building high-end, scalable business applications.

MARKET OPPORTUNITY

     The Company currently sells application development tools primarily in two distinct markets: the IBM AS/400 market and the Windows NT market. According to research estimates by International Data Corporation, there were approximately 79,000 new AS/400 systems sold in 1996, representing approximately 13% growth over 1995, bringing the installed base to approximately 372,000 systems at December 31, 1996. Company management estimates that approximately half of the new AS/400 systems sold in 1996 include language compilers which the Company considers potential customer sites. Dataquest estimates in its report dated September 2, 1996 that the Windows NT-based application server computer systems market will grow at a compound annual growth rate of 42% per year through 2000 and is expected to reach approximately five million systems by 1999. The Company believes that both of these markets represent significant opportunities for its software development products and services. To date, the Company has derived substantially all of its revenue from application development tools and services for the AS/400 market but believes that an increasing percentage of its sales will come from tools and services for the Windows NT market.

STRATEGY

     The Company's objectives are to establish Synon as the leader in high-end application development tools and to establish Obsydian as the leading development framework for assembly and management of Synon- and third-party developed large-scale business objects. Major strategies of the Company include:

  Capitalize on Large Customer Base and Established Market Position

     Synon has sold more than 6,000 licenses for its AS/400 development product, Synon/2E, and has a large installed base of customers. Approximately 64% of these sites are active with Synon/2E and are supported under current maintenance agreements. When the Company introduced its next generation multi-platform product, Obsydian, in late 1994, it first offered the AS/400 client/server environmental generator to access the market of its large installed customer base and to gain customer feedback and experience with the new technology. Approximately 21% of Synon/2E customers have purchased the Obsydian product since its introduction in late 1994. Synon intends to continue to enhance the Synon/2E product line, while continuing to actively market Obsydian to its Synon/2E customers.

     As the market leader in application development tools for the AS/400 market, the Company has been successful in acquiring approximately 300 Obsydian customers that are new to the Company. The Company believes that there are significant growth opportunities in the AS/400 market and plans to continue to leverage its reputation, market position and relationship with IBM's AS/400 division to increase its penetration and market share. See "--Third Party Relationships." Additionally, the Company intends to build, acquire or license for resale software tools that are complementary to the Obsydian product family such as report writers and testing tools, that will be designed to provide increased functionality to its customers.

  Repeat AS/400 Success in the Emerging Windows NT Market

     The Company is targeting the growing market opportunity for application development solutions in the emerging Windows NT operating environment. Synon has developed an Obsydian Enterprise NT environmental generator which provides the same application development value in the NT environment as in the AS/400 environment. The generator, which became generally available in March 1997, automatically generates applications which are compliant with Microsoft's NT Back Office application standards. Existing Synon customers who have already developed applications using the Obsydian product can automatically regenerate those applications to operate natively on platforms supported by Windows NT. Synon plans to aggressively market the product to existing customers, especially ISVs desiring rapid access to the Windows NT marketplace with existing Obsydian-based products, and to large companies adopting the Windows NT operating environment. The Company believes that its experience and success in the AS/400 market and its relationship with Microsoft make it well positioned to become a leading provider of application development solutions in this rapidly expanding market. See "-- Third Party Relationships."

  Capitalize on IBM and Microsoft Relationships

     Synon has established development, marketing and distribution relationships with IBM's AS/400 division and Microsoft. The Company has had a long-standing relationship with IBM's AS/400 division and currently participates in several of IBM's AS/400 division marketing programs worldwide and maintains close ties with its AS/400 product development organizations. Additionally, CGI Informatik GmbH, an IBM subsidiary, acts as the primary distributor of the Company's products in Germany. In 1996, IBM's AS/400 division sponsored a joint development lab to encourage the building of large Obsydian-enabled business objects by IBM, Synon and their customers in order to accelerate the availability of a wider range of reusable business objects. In January 1997, IBM and Synon jointly announced the availability of the first products developed in this lab, business objects that enable integration with Lotus Domino applications. See "Risk Factors--Dependence on Relationships with IBM and Microsoft," "--Third Party Relationships" and "Certain Transactions--Agreements with IBM."

     Synon has established a strong working relationship with Microsoft that Synon believes is important to its future success in the Windows NT market. A number of agreements with Microsoft have served as the basis for this relationship. In 1996, Microsoft and the Company entered into an agreement to facilitate the development of the Windows NT generator. Microsoft and Synon are also currently parties to a Co-Sponsorship Agreement pursuant to which, in exchange for payment of a fee, Synon was Co-Sponsor of Microsoft Tech Ed 1997, with certain joint advertising exposure opportunities and related benefits. Synon also co-sponsored Microsoft's annual Professional Developers' Conference in November 1996. In addition, Synon and Microsoft are parties to a Memorandum of Understanding pursuant to which Synon has agreed, among other things, to train and certify product specialists on Windows NT and SQL Server, to train representatives and channel partners on BackOffice product marketing and to provide Microsoft's ChannelBase mailing information for joint selling opportunities. Synon also participates in certain Microsoft promotional programs and jointly prepares related marketing and promotional materials. Synon intends to continue to work with Microsoft in the future on these and related projects. See "Risk Factors--Dependence on Relationships with IBM and Microsoft" and "--Third Party Relationships."

  Build Upon Technological Leadership

     The Company has developed a number of advanced technologies designed to create enterprise-scale business critical client/server applications. As an industry leader in model-based application development tools, the Company has continued to extend its technology leadership in object-oriented patterns and high performance, optimized application generators. The Company plans to extend Obsydian and its repository to become a development vehicle for combining and delivering large-scale business objects from multiple vendors into fully functioning applications. The Company plans to leverage these technologies to make it easier and faster to create large-scale applications that are flexible and easy to customize. The Company intends to commit substantial resources to maintain and extend its technological leadership.

  Facilitate Technology Adoption and Use

     The Company's enterprise application development software tools are sophisticated, high-end products. As with all complex software products, substantial investment of time and resources is required for users to become educated and fluid with these products. Synon's in-house professional services organization assists customers in technology transfer and application development and deployment. The Company encourages independent consulting firms to promote the growth of its Obsydian product. The Company has recently developed the Flyte series of consulting services offerings which it markets to its customers. Synon plans to continue to offer a range of professional services to facilitate the successful implementation of applications developed using Synon products. See "--Third Party Relationships."

     Reusable business objects are central to the development power of Obsydian. The Company plans to continue building libraries of reusable business objects for resale and provide a channel for the resale of objects developed by third parties. The Company intends to focus its efforts, in concert with those of certain of its customers, on the development of a range of vertical industry object libraries. The Company believes that a market is emerging for the development and sale of libraries of reusable business objects which may provide additional advantages to Synon customers.

  Leverage Worldwide Presence

     Synon has an established direct sales force and a network of distributors in major markets of the world. Each sales channel has customer support and professional service capabilities, which the Company believes represents a competitive advantage in marketing its products and provides a platform for expansion as market opportunities arise.

TECHNOLOGY AND PRODUCTS

     Synon's development products are designed to produce large, scalable, business applications. They incorporate the knowledge gained from over a decade of application development tools experience. The keys to successful development of large applications are the speed with which they can be developed, and the ease of customization after they are complete. Synon's technology represents a highly productive combination of speed and flexibility.

     OBSYDIAN TECHNOLOGIES

     Integrated Repository. All Obsydian development facilities, such as the Diagram Model Editor and the Class Libraries, are directly linked to a central integrated repository. Changes made while using any tool component, at any point in the development cycle instantly update all related elements of the model and are clearly visible from any other facility or point of view.

     The repository tracks all design information in three deployment dimensions with a full audit trail: version, platform, and national language. As new design information is added to an application, it is stored separately from the existing design. This means it is possible to view and create the application as it exists in different releases of the software, as it appears in different national languages, or as implemented on to different platforms. Software vendors can create versions of their application that vary according to customization done for specific customers or countries, and retain knowledge at the lowest level of detail on how the customizations differ from their base product.

     The Obsydian repository is a distributed repository. Accordingly, objects in one repository can inherit traits from objects in a different repository. This enables Synon to build and maintain class libraries of objects which can be sold and distributed for use and extension by others.

     The greatest advantage of a repository based system is the preservation of the application design in the face of continual technological change. An existing design can be deployed on new platforms as generators become available. For example, a software vendor that has created an application with a Windows client and AS/400 server instantly gains access to the Windows NT server market with the availability of the Company's Windows NT generator. Windows NT Back Office programming is complex. It demands knowledge of Windows NT processes, the Registries, security architecture, integration with Microsoft System Management Services and Microsoft Mail, and database optimization for SQL Server. The task of learning a new platform and porting an application could take months or years. However, because the Synon generator shields the developer from needing to understand the new technology, the task can be accomplished in days of generator availability.

     Patterns. Reusable business objects ("patterns") reflect common business structures and behaviors which are found in many commercial applications. Synon technology resolves the inherent conflict between the desire to use large reusable development objects for efficiency and the difficulty of modifying them to address a specific customer's needs. Abstract or generic pattern definitions are merged with the application context or specific characteristics of the business to create the final application. Patterns describing the interrelationships of many software components -- such as screens, events, reports, methods, tables, views, messages and even help text -- can be described in detail and may represent over one hundred programs of quality pretested code. The size of patterns which can be created with Synon technology extends all the way to fully functioning vertical applications. If a pattern achieves only 90% of the desired behavior, the developer can "replace" the undesired 10% with alternative behavior.

     As an example, a common pattern may be used to create apparently unrelated application business objects such as a purchase order, an insurance policy, or a utility bill. Because each of these objects is composed of detail line items and headers (structure) and share standard processing logic (behavior), a common pattern (abstraction) can be defined. The abstract definitions can be extensive: database tables and views describing the header/footer relationship, totaling algorithms, printing routines, screens for viewing the objects and screens for managing transactions. Even the simplest pattern results in the creation of dozens of executable objects.

     [Picture of utility bill, insurance policy and purchase order]

     Synon's pattern technology merges the specific characteristics of objects such as orders, policies or utility bills into the generic pattern. The result is the complete creation of a subsystem at a fraction of the effort to build these application business objects by traditional methods. Further, if either the pattern or the specific added elements change, the application is automatically re-implemented to behave with the new rules.

     Synon's pattern technology can incorporate components from the growing third party component market. Components today are often graphic controls such as "sliders" and "fuel gauges". Some are sophisticated controls with which business data can be viewed in a variety of charts and graphs. These components can be inserted into patterns created with Synon technology, allowing Obsydian users broader access to third party generated patterns.

     In addition to the patterns provided with Obsydian, developers using Synon technology can build their own reusable patterns. These patterns range from patterns for automatically integrating third-party technologies, such as the pattern for the Lotus Domino groupware application, to general purpose or specific vertical industry patterns.

     Environmental Generators. When a design is complete, program generators take relevant information from the repository and automatically create the application's programs. The Company's products currently support the following platforms: C++ applications on Windows, Windows NT and UNIX platforms, and RPG on the AS/400. The programs are generated in the native language of the platform on which the application will be executing to exploit the unique advantages and features of each platform. This provides applications optimized for each environment. The Company is currently developing a Java generator to add greater flexibility in deployment options.

     [Picture of repository, generator and 3GL application.]

     The separation of design from implementation provides many advantages. First, a single design can be generated to execute in different environments. Simply regenerating will create the same application on AS/400, Windows NT or UNIX. This saves the time and complexity of having to port a completed application from one environment to another.

     Another benefit of the environmental generators is that they can shield the developer from the technical intricacies of each target platform, leaving the developer free to focus on the business view of the application. For example, the techniques required to successfully build a client/server application are complex. Communications programming, record buffering for optimization, character type translation and code page translation all need to be considered. Each of these considerations can vary by platform. However, the Synon generators automatically generate code that deals with deployment complexity.

     Application Partitioning. The flexibility of deployment extends to network topology as well as platform. The screen handling code can run on the client machine, database operations on the database server and business processing on any number of other servers. Synon generators allow a single application to be partitioned and deployed to any number of different platforms. The partitioning of logic between clients and servers can occur at design time, at deployment time, or dynamically at runtime. Runtime deployment means that an application can load-balance by redirecting program calls from one server to another as the traffic on the network changes. It also means that applications designed to run in a client/server mode can also run detached from the network. For example, an application can run entirely on a laptop, but when connected to the network cease to invoke programs on the laptop and instead call programs on a server.

     OBSYDIAN PRODUCT FAMILY

     Obsydian Design Module: Workgroup development environment for the design of large scale enterprise applications through modeling of the data and business processes of the enterprise and the application of reusable business objects to create an application design model.

     Environmental Generators: Code generators which convert the application design model into structured, pre-tested native program code to run the application on a variety of popular platforms and environments including:

        - AS/400 client server (RPG for server, C++ for Windows clients)

        - AS/400 NPT (RPG)

        - HP Unix client server with Windows client (C++)

        - Windows "Fat Client" using ODBC database support (C++)

        - Windows NT Server with Windows Client (C++)

     National Language Support: Translates developed applications into 20 languages and local numeric, financial and data formats.

     Business Object Class Libraries: Reusable design objects used in the Obsydian design environment to create a Design Model:

        - Base Class Library -- robust set of business design objects

        - Framework Class Library -- security, batch processing and calendar functions

        - Lotus Domino enabling Class Library

        - AS/400 FAX enabling Class Library

     Obsydian Import Facilities: Migration facilities to aid customers in the migration of existing applications into Obsydian including DB2/400 Data Migration, Synon/2E Data Migration, Synon/2E Function Migration (currently in beta test with several customers).

     The Company's Obsydian family products are priced on a per seat basis. Single license list price for the design module including one generator is approximately $10,000. Additional environmental generators are approximately $5,000 per seat. A $3,000 premium is charged per seat for the Windows NT generator, whether purchased with Obsydian or as a stand alone generator. Base class libraries of business objects are included with the design module, with the prices of additional class libraries currently ranging from $2,000 to $4,000. Volume discounts are applied to these list prices and are approximately 30% for a ten seat purchase. Annual customer support and upgrade fees are priced separately at approximately $6,000 per site and 10% of the per seat product list price, respectively.

     SYNON/2E TECHNOLOGIES

     Synon/2E is a robust development environment for creating AS/400 server centric applications. Many of the technology features provided in Obsydian have their roots in Synon/2E. Synon/2E applications are stored in a fully integrated repository. As a result, Synon/2E customers can with relatively limited effort solve year 2000 problems in their existing applications that were developed using Synon/2E. Because the repository knows where all dates are used, changing a date definition in a single location and regenerating the application will automatically update all dates (including those used in screens, reports, program logic, etc.) to recognize the century. Through impact analysis, the customer can easily verify all the logic relating to the changed date fields. A problem that could take months or years to solve becomes simply a deployment exercise.

     The Synon/2E generators create RPG or COBOL programs for optimal performance on the AS/400. As new AS/400 technologies emerge, Synon/2E customers will be able to reimplement their existing applications. For example, a new generator will create Internet applications through Java, so legacy "dumb terminal" AS/400 applications can be regenerated to become accessible as GUI applications through the Internet.

     The precursor to Obsydian's pattern technology are the program templates available in Synon/2E. These templates are program skeletons that reflect well-tested programming practices for creating AS/400 screen, report, and batch programs. By allowing developers to place their business logic into the templates, Synon produces consistent, high quality programs much faster than would be possible through traditional methods.

     SYNON/2E PRODUCT FAMILY

     Synon/2E Development Environment: Using data modeling techniques to express relationships and business rules, along with high-level action diagrams to describe process logic for complex interactive, batch, and reporting processes, Synon/2E speeds implementation of the design model with COBOL/RPG code generation for the AS/400.

     Synon/PE: Analyzes design models to maximize performance.

     Synon/RPM: An adaptation of the rapid application development methodology.

     Synon Model Applications (SMA) -- Financial: An integrated financial accounting system designed by Synon using Synon/2E.

     Third Party Products: Graphical modeling facility, change management and report writing.

     Each Synon/2E family product is priced per customer central processing unit ("CPU") on which such product operates, with higher prices for CPU's with relatively greater computing capacity. Synon/2E prices range from approximately $48,000 to $104,000 depending on the CPU, with additional generators ranging from $12,000 to $26,000 depending on the CPU. The SMA Financial application is priced from approximately $50,000 to $360,000. Maintenance agreements for the Synon/2E product family are typically priced at 15% of the list price of the license annually.

     PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

     Synon provides a broad range of customized and packaged professional services to assist customers in the successful implementation of their application development software. These offerings include not only the traditional product education, mentoring and application design, but also application construction, testing and conversion services. At a higher level, Synon consultants also provide project management, requirements definition and quality assurance support.

     In addition to the Company's team of over 180 full time engineers, leading industry consulting companies such as Whitman-Hart, Inc., Ernst & Young LLP and Cap Gemini UK PLC also offer a broad spectrum of services to support customers in their deployment and use of Synon's products and technologies. Synon has created special offerings to expand the skills and capabilities of third party service providers and seeks to create a large network of professionals trained in Synon technology.

     Recently the Company has developed a new set of services offerings under the Flyte series family name. These offerings are designed to decrease the customer's risk of technology adoption and facilitate cost effective implementations.

     Major offerings in the Flyte series include:

     Co-Pilot: Process management methods and techniques to implement best practices. Licensed from MCI/SHL Systemhouse, Co-Pilot gives Synon's customers access to state of the art tools integrated with advanced Enterprise Windows NT extensions from Microsoft and Synon.

     RADAR: Project quality assurance processes. Jointly developed with Tandem Computers, Microsoft and Synon, RADAR allows early detection of project risks and helps prevent problems throughout the project life cycle.

     Pre-Flyte: Technology assessment of customer development and deployment environment which minimizes implementation errors that may get introduced early in the technology adoption cycle.

     Practice Flyte, First Flyte, Full Flyte: A wide range of technology transfer, mentoring and pilot project services designed to enable customer success with the Company's advanced technologies. These offerings are designed to be comprehensive and flexible to match the specific needs of an individual customer.

     Synon's customer support services are an essential complement to the Company's professional services offerings in ensuring customer success with Synon technology. The Company offers customer support services for Synon/2E family products under annual maintenance agreements and for the Obsydian family products under annual support and upgrade agreements. The maintenance and support agreements provide customers with access to technical support services through the telephone, the Internet, e-mail and facsimile. Support staff members typically have several years of experience in application development, software engineering or software testing. The Company develops new releases of its software products including periodic enhancements which it provides to its customers according to the terms of the maintenance and upgrade agreements.

CUSTOMER CASE STUDIES

     The following customer case studies illustrate the selection, use and implementation of Synon software products by certain of the Company's largest customers. Not every customer achieves the same level of implementation success.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  AMWAY CORPORATION ("AMWAY")

   Large multinational manufacturer of home care, personal care and fitness products

   REQUIREMENT..........  Amway needed to build and deploy major new inventory, order management and custom remittance applications to be used in approximately 30 countries to support its worldwide growth strategy while concurrently standardizing the processes and systems among its affiliates.
   SYNON'S SOLUTION.....  Using Synon/2E, Amway headquarters IT staff developed core sets of application models which were distributed to local country IT staffs for customization and implementation.
   BENEFITS.............  The core models were designed to be easily modified by local IT staffs to accommodate country variances and ongoing needs. In addition, the staff in each country is able to use the
                          headquarters' model, incorporate headquarters' updates and automatically create the same application in the local national language. Utilizing the Synon/2E product, Amway's IT function achieved significant development productivity and gained both on-
                          going corporate standardization and responsive local
                          customization.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  ZURICH REINSURANCE UK ("ZURICH RE")

   A leading multinational reinsurance underwriter and subsidiary of Switzerland-based Zurich Insurance.

   REQUIREMENT..........  Zurich Re needed to identify a strategic tool to rewrite its core underwriting support systems. This was part of a business process review, demanded by changing business needs and the requirement to improve customer service. The first key module of this scalable enterprise application was a Contact Management System.
   SYNON'S SOLUTION.....  Using Obsydian's model-based environment with the AS/400 and Win-
                          dows/NT generators, Zurich Re was able to rapidly build a complex application that exploited the latest system vendor technologies.
   BENEFITS.............  Zurich Re was able to complete the core functionality of this system in 3.5 months. Using a third generation language
                          programming approach, this project would have taken considerably longer. The combination of Obsydian technology and the Company's consulting guidance helped Zurich Re rapidly build a sophisticated and comprehensive front-line Contact Management System, an integral part of their underwriting business and strategic plans.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  DATALINK CHORUS SOFTWARE, LTD. ("CHORUS")

   A U.K. company that offers a suite of financial accounting and business management applications, historically for IBM mid-range computers.

   REQUIREMENT..........  Chorus was already well established in the AS/400 market, but wanted to provide products for the growing Microsoft Windows NT market.
   SYNON'S SOLUTION.....  Chorus utilized Obsydian's AS/400 and Windows NT Server capabilities to build high performance scalable applications with multi-platform capability.
   BENEFITS.............  Using Obsydian NT BackOffice generator, Chorus rapidly qualified for and received from Microsoft the "Designed for Microsoft
                          BackOffice" logo. The AS/400 client/server application represented
                          5 person-years of development and was regenerated to a BackOffice compliant NT application in 2 days.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  POLICY MANAGEMENT SYSTEMS CORPORATION ("PMSC")

   One of the largest providers of software and services for the insurance industry.

   REQUIREMENT..........  Create a new release of its client/server, multi-platform application for midsize companies.
   SYNON'S SOLUTION.....  PMSC used Obsydian technology to build its POINT Open application, a Property and Casualty Insurance solution. The POINT system consists of fully integrated components which include Policy
                          Administration, Rating, Claims, Billing and Collection, Payables,
                          and Reinsurance.
   BENEFITS.............  With Obsydian, PMSC has realized benefits through Object Oriented software design and reusability. Rating and Policy Processing, the first business function of POINT Open developed with Obsydian, is a comprehensive 4 million plus lines of code component. The effort to develop the second component, Claims, took advantage of many of the pre-built classes. Although the Claims component was 16% the size of the Rating and Policy Processing, it took only 8.5% of the effort.

--------------------------------------------------------------------------------

CUSTOMERS

     As of December 31, 1996, the Company had licensed its Synon/2E family of products to approximately 5,800 customer sites and Obsydian to approximately 3,200 development users. The Company's target Obsydian customers include large organizations that utilize large comprehensive enterprise critical information systems which are deployed over a range of heterogeneous operating environments and across international boundaries. The Company's target Synon/2E customers include medium to large organizations that use enterprise critical information systems running on the IBM AS/400 midrange computer system. The Company also targets as customers Independent Software Vendors ("ISVs") which develop large commercial application software for resale across a range of operating environments and/or international boundaries. No single customer accounted for 10% or more of the Company's revenue for the year ended December 31, 1996 or for the three months ended March 31, 1997.

     The Company believes that the following list of some of the Company's largest customers is representative of its customers as of December 31, 1996.

                                  MANUFACTURING INDUSTRIES
Barnes & Noble Distribution                    Playtex Europe (France)
Bridgestone Corp.                              Samsung Electronics, Panama, S.A. (Panama)
Burben-Ubbens Papier (Netherlands)             Samsung Electronics Ltd. (United Kingdom)
Cargill, Inc.                                  Solarglass (United Kingdom)
The Goodyear Tire & Rubber Co.                 Yacimientos Petroliferos Fiscales, S.F.
Kraft Foods, Inc.                              (Argentina)

                        ELECTRONICS, COMPUTERS AND COMPUTER SERVICES
AdWare Systems, Inc.                           Ernst & Young LLP
American Software USA, Inc.                    Nova Systems (Italy)
Cantoc Business Systems Inc.                   Pacific Systems International PLC (United
Cincinnati Bell Information Systems, Inc.      Kingdom)
DAC Data Aktieselskab (Denmark)                Policy Management Systems Corporation
ELECTROLUX AB (UK, Ireland, Sweden)            UNILOG Multisystems (France)

                         SERVICES, DISTRIBUTION AND COMMUNICATIONS
Amway Corporation                              Forward Trust Group Ltd. (United Kingdom)
Anglia Components Ltd. (United Kingdom)        Hydro Texaco AS (Norway)
Cellway NV (Netherlands)                       MCI Communications Corp.
Christian Salvesen Distribution (United        New Century Communications Inc.
Kingdom)                                       Nissan Italia SpA (Italy)
Electronic Data Systems Corporation
Enterprise Rent-A-Car

                                     FINANCIAL SERVICES
American Express Co.                           La Suisse Assurance (Switzerland)
ANZ Banking Group (Australia)                  North American Mortgage Company
Australia and New Zealand Banking Group        San Paolo Fondi SpA (Italy)
Limited                                        The Toronto-Dominion Bank
Banco General S.A. (Panama)                    Vererband der Vereine Creditreform e.v.
Diners Club International                      (Germany)
Hermes Kreditversicherungs AG (Germany)        Zurich Re-Insurance (United Kingdom)

                         GOVERNMENTS, AGENCIES AND SOCIAL SERVICES
ACG Informatique (France)                      New Mexico State Personnel Office
Board of Pensions, Evangelical Lutheran        North Lincolnshire Council (United Kingdom)
Church in America                              NV Databank Kramers van Koophande en
Michigan Supreme Court                         Fabrieken (Netherlands)
State of Missouri -- Dept. of Mental Health

THIRD PARTY RELATIONSHIPS

  IBM Corporation

     Synon has had a long-standing relationship with IBM which solidified with the introduction of the AS/400 in 1988. The Company currently participates in several of IBM's AS/400 division marketing programs worldwide and maintains close ties with its AS/400 division product development organizations. Additionally, CGI Informatik GmbH, a subsidiary of IBM, acts as a primary distributor of the Company's products in Germany.

     The Company and IBM's AS/400 division have engaged in several joint development or sponsored development projects in the past aimed at accelerating availability of Synon products compatible with IBM's AS/400 division offerings. In 1996, IBM's AS/400 division sponsored a joint development lab to encourage the building of large Obsydian-enabled business objects by IBM, Synon and their customers in order to accelerate the availability of a wider range of reusable business objects. Currently, IBM's AS/400 division and Synon are jointly participating in the development of large business object class libraries which can be assembled and deployed through Obsydian. The first libraries produced by the joint work are the Lotus Notes Class Library and the AS/400 FAX Class Library. See "--Technology and Products." Both companies are encouraging third parties to participate in the development lab to build industry vertical and other reusable class libraries.

     In 1992, IBM purchased 1,666,667 (pre-conversion) shares of the Company's Series E Preferred Stock for $5 million. The Series E Preferred Stock will be converted to 833,333 shares of Common Stock upon closing of the Offering. See "Certain Transactions -- Preferred Stock Sales," "Principal and Selling Stockholders" and Note 2 of Notes to Consolidated Financial Statements.

  Microsoft Corporation

     Synon has established a strong working relationship with Microsoft that Synon believes is important to its future success in the Windows NT market. A number of agreements with Microsoft have served as the basis for this relationship. In 1996, Microsoft and the Company entered into an agreement to facilitate the development of the Windows NT generator. Microsoft and Synon are also currently parties to a Co-Sponsorship Agreement pursuant to which, in exchange for payment of a fee, Synon was Co-Sponsor of Microsoft Tech Ed 1997, with certain joint advertising exposure opportunities and related benefits. Synon also co-sponsored Microsoft's annual Professional Developers' Conference in November 1996. In addition, Synon and Microsoft are parties to a Memorandum of Understanding pursuant to which Synon has agreed, among other things, to train and certify product specialists on Windows NT and SQL Server, to train representatives and channel partners on BackOffice product marketing and to provide Microsoft's ChannelBase mailing information for joint selling opportunities. Synon also participates in certain Microsoft promotional programs and jointly prepares related marketing and promotional materials. Synon intends to continue to work with Microsoft in the future on these and related projects. See "Risk Factors-- Dependence on Relationships with IBM and Microsoft."

SALES AND MARKETING

     The Company markets and sells its products and services through its direct sales force in the U.S., Canada, United Kingdom, France, Italy and Australia and through a network of distributors in the rest of Europe, Asia and Latin America. The Company distributes its products in Asia and Italy through joint venture arrangements pursuant to which Synon owns 51% of the distributor located in Japan, 65% of the distributor located in Italy and 75% of the distributor located in Hong Kong. In addition, CGI Informatik GmbH, a subsidiary of IBM, is the Company's primary distributor in Germany. Through both the direct sales and distributor channels, the Company employs an integrated solution approach to selling which combines its product offerings with professional services. In addition, the Company is developing its indirect channels to complement direct sales in its major markets.

     Synon's marketing functions provide a comprehensive range of programs and activities intended to broaden the worldwide market appeal for its products and services and to support the direct sales channels employed by the Company. Each of the Company's distributors provides a range of marketing programs to support their selling efforts which often utilize marketing materials prepared by the Company. Marketing activities include participation in major trade shows and industry forums, public relations campaigns, advertising, product seminars, telemarketing, newsletters, direct mailings, and preparation of a variety of sales collateral materials. The Company also participates with IBM and Microsoft in joint marketing programs and intends to seek continued opportunities to work with both companies. See "--Third Party Relationships."

     The Company has entered into agreements with ISVs to help promote and sell the Company's products. The agreements fall into three general categories, OEM, Reseller and Cooperative Marketing. The Company has one OEM agreement with the Marcam Corporation under which Marcam sells a customized version of the SMA/Financials product to its end user customers and has rights to sell Synon/2E to those same customers. The Company has entered into reseller agreements with Policy Management Corporation and American Software USA, Inc. under which the companies have the right to sell special versions of the Company's products to customize, enhance or maintain the software products which were developed by these resellers using Synon products. Additionally, the Company has entered into cooperative marketing agreements with many of its ISV customers under which the companies are paid a finder's fee for their assistance in providing sales leads and helping in product sales process.

PRODUCT DEVELOPMENT

     The Company is currently focusing development efforts on various enhancements to Obsydian, including a 32 bit tool, ActiveX capabilities, external class definition capabilities, open repository capabilities and change management capabilities. Pursuant to an agreement with IBM's AS/400 division, the Company is also developing a Java language code generator. See "Certain Transactions."

     Synon has made substantial investments in new technologies and product development. The Company believes that its future success will depend in large part on its ability to enhance existing products, introduce new technologies and develop new products which meet the needs of a rapidly changing application development marketplace. As of March 31, 1997, the Company's research and development staff consisted of 85 employees located principally at its headquarters in Larkspur, California with a smaller development team in London, England. Synon's research and development expenses (after capitalization of software development costs) were approximately $4.1 million, $4.9 million, and $5.9 million for 1994, 1995 and 1996, respectively.

     The Company's product development organization is responsible for product architecture, core technology and functionality, product testing, user interface development and expansion of the ability of Obsydian to operate with leading hardware platforms, operating systems, relational database management systems and networking and communication protocols. This organization is also responsible for new product development. Central to the Company's development approach is concurrent engineering by small product teams. Each group is focused on development of independent software components within a disciplined set of protocols so that, when assembled, the components interact and communicate properly. This approach enables the Company to manage the overall development process in incremental elements and to track performance, identify problem areas and add additional resources where necessary. The Company also maintains detailed release planning procedures to ensure integration, testing and version control among different groups developing a single release.

     The market for the Company's products is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advances. Synon's vulnerability to rapid technological change and changing customer needs is heightened by the focus of its product development efforts on the Obsydian product line and Obsydian for the Windows NT computing platform. See "Risk Factors--Rapid Technological Change; Product Development Risks."

COMPETITION

     The software development market is highly fragmented and serviced by many firms. The market for advanced software used in the development, deployment and management of high-end client/server application software systems is intensely competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. The Company's development tools are targeted primarily at developers of large business applications running on the Windows NT operating platform and the AS/400. In the market for high-end client/server application development software tools, the Company expects to compete primarily with Forte Software, Inc. and Texas Instruments Incorporated with respect to users of the Windows NT operating platform, and currently competes primarily with Progress Software Corporation and several small software companies with respect to users of the AS/400. In the market for less complex client/server application development software tools, the Company competes primarily with Powersoft Corporation, IBM's Visual Age product line and Microsoft's Visual Basic with respect to users of the

Windows NT operating platform and with IBM's Visual Age product line with respect to users of the AS/400.

     Software that can be developed and deployed using the Company's Obsydian environment can also be implemented using a combination of first generation application development tools and more powerful server programming techniques such as stored procedures in relational databases, C or C++ programming, and networking and database middleware to connect the various components. Consequently, the Company experiences competition from potential customers' decisions to pursue this approach as opposed to utilizing an application environment such as Obsydian. Similarly, the Company's products compete against the alternative of conventional software development in the AS/400's native RPG language. As a result, the Company must continuously educate existing and prospective customers as to the advantages of the Company's products. There can be no assurance that these customers or potential customers will perceive sufficient value in the Company's products to justify purchasing them.

     The Company also competes with database vendors such as Oracle, Informix and others that offer their own development tools for use with their databases. The Company may in the future face additional direct or indirect competition from IBM or Microsoft in the event that such companies continue to develop their own application development tools for the AS/400, Windows NT or other computing platforms or enter into strategic relationships with any of the Company's competitors. In addition, since the software industry has relatively low barriers to entry, the Company may in the future face additional competition from start-up companies or others in the software application development tool industry.

     Most of the Company's current competitors have, and future competitors may have, significantly greater financial, technical, marketing and other resources than the Company. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. Also, most current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. The Company expects to face additional competition as other established and emerging companies enter the application development tools market and new products and technologies are introduced. Increased competition could result in price reductions, reduced purchases of licenses, professional services and maintenance, lower gross margins or loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

     In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or make strategic acquisitions to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. Further, there can be no assurance that products or technologies developed by others will not render the Company's products noncompetitive or obsolete. In addition, regardless of the Company's success in the marketplace, a negative perception of the Company generated by industry analysts or the public more generally could detract from the Company's competitiveness. See "Risk Factors -- Competition."

     The principal competitive factors affecting the market for the Obsydian and Synon/2E product families are ease of application development, functionality and features, product architecture, product performance, reliability and scaleability, product quality, price and customer support. The Company believes it presently competes favorably with respect to each of these factors. However, the Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors and the failure to do so successfully will have a material adverse effect upon the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company's success is heavily dependent upon proprietary technology. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of its products or future products or to obtain and use information that the Company regards as proprietary. In particular, for the SMA financial product and class libraries, the Company provides its licensees with access to its data model and other proprietary information underlying its licensed applications. There can be no assurance that the Company's means of protecting its proprietary rights now or in the future will be adequate or that the Company's competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company, Dysys, and Simon Williams and Melinda Horton, founders and major stockholders of the Company, are parties to the Dysys Agreement in connection with which the Company acquired from Dysys certain intellectual property which was included in the Company's Obsydian product. In connection with the Dysys Agreement, the Company currently incurs a liability to pay Mr. Williams and Ms. Horton a 1% and 0.5% royalty, respectively, on Obsydian license and maintenance revenue on transactions entered into through June 30, 1999. Pursuant to the Dysys Agreement, Mr. Williams and Ms. Horton also retain certain rights with respect to the intellectual property, including the non-exclusive right to use and exploit it under certain circumstances, including the Company's failure to pay required royalty amounts in connection with the Dysys Agreement and of certain other occurrences. See "Certain Transactions -- Dysys Agreement."

     Policing unauthorized use of the Company's software is difficult, and, while the Company does not believe software piracy is a significant problem to the Company at present, there can be no assurance that it will not become a problem in the future. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company is not aware that any of its software product offerings infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. Any such delays or reductions in product shipments could materially and adversely affect the Company's business, operating results and financial condition. See "Risk Factors -- Dependence on Proprietary Rights and Technology; Risk of Infringement."

EMPLOYEES

     As of March 31, 1997, the Company had a total of 488 employees, including 85 in product development, 48 in customer support, 104 in sales and marketing, 181 in professional services, and 70 in finance and administration. Of these employees 324 were located in the United States and Canada, 132 located in Europe and 30 in Australia and Japan. None of the Company's employees is represented by a collective bargaining agreement and the Company has never experienced a work stoppage. The Company considers its relations with its employees to be good.

     The Company believes its future success depends in large part on its ability to attract and retain qualified employees, especially highly skilled product developers, customer support professionals and professional services consultants and capable direct sales and pre-sales support representatives. There can be no assurance that the Company will be successful in retaining, recruiting or training key personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition.

FACILITIES

     Synon's headquarters are located in Larkspur, California in a 42,675 square foot facility under leases which expire December 1999 through May 2001. The Larkspur facility houses the primary product development, customer support, marketing, finance and administration and executive management of the Company. The Company also occupies 19,789 square feet of facilities in London under various lease agreements expiring January 1998 to December 2014. Additionally, the Company leases space for sales and support facilities in a variety of international and domestic locations including White Plains, New York and the metropolitan areas of Chicago, Dallas, Atlanta, Los Angeles, Seattle, Paris, Milan, Sydney, Melbourne, and Tokyo. The Company believes that its existing facilities and offices will be adequate at least through the end of the year and that sufficient additional space will be available as needed thereafter.

     The Company has approximately 34,000 square feet in excess facilities in the United Kingdom under long term lease agreements expiring December 1999 through December 2014. These facilities are currently subleased to third parties at rates which are in some cases below that which the Company is obligated to pay and for periods less than the lease term for which the Company is obligated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 12 of Notes to the Consolidated Financial Statements.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information concerning the directors, executive officers and certain other key employees of the Company:

                NAME                     AGE                       POSITION
-------------------------------------    ---     ---------------------------------------------
Richard H. Goldberg                      52      President, Chief Executive Officer and
                                                 Chairman of the Board
Paul K. Wilde                            46      Vice President, Finance and Administration,
                                                 Chief Financial Officer and Secretary
William R. Yeack                         39      Vice President, Professional Services and
                                                 Product Marketing
Keith E. Jaeger                          40      Vice President, Development
Nick S. Discombe                         34      President, Synon Europe Limited
Kevin Kilroy                             43      Vice President, North American Sales and
                                                 Marketing
William O. Grabe                         59      Director
David C. Hodgson                         40      Director
John F. Rockart                          65      Director
William M. Stuek                         52      Director

---------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Richard H. Goldberg has served as President and Chief Executive Officer of the Company since October 1992 and as Chairman of the Board since May 1997. From June 1967 to July 1992, Mr. Goldberg served as Assistant General Manager of Software Marketing for IBM. Mr. Goldberg holds an M.S. from Carnegie Mellon University and a B.S. from Rensselaer Polytechnic Institute.

     Paul K. Wilde has served as Vice President, Finance and Administration, Chief Financial Officer and Secretary since joining the Company in April 1991. From October 1988 until April 1991, Mr. Wilde served as Chief Financial Officer of Viasoft, Inc. From October 1984 until October 1988, Mr. Wilde was Chief Financial Officer and Vice President, International Operations of Candle Corporation. Prior to October 1984, Mr. Wilde served as Chief Financial Officer for Informatics General Corporation. Mr. Wilde holds a B.S. from Brigham Young University.

     William R. Yeack has served as Vice President, Professional Services and Product Marketing since January 1996. Prior to joining the Company, Mr. Yeack served as President of Tandem Computers' Tandem Services Company from November 1993 to December 1995. From June 1991 to November 1993, Mr. Yeack served as Vice President of Sales and Marketing for Mozart Systems. Mr. Yeack holds an M.B.A. and a B.S. from Ohio State University.

     Keith E. Jaeger has served as the Company's Vice President, Development since January 1, 1997. From July 1994 through December 1996, he was
Director -- Product Development and from June 1990 through June 1994, he was Manager, Development with the Company. Mr. Jaeger holds an M.A. from the National College of Education and a B.A. from Ripon College.

     Nick S. Discombe has served as President, European Operations since January 1997. From August 1994 though December 1996, he was Managing Director -- U.K. and Northern Europe; from January 1993 through July 1994, he was U.K. Sales Director, and from January 1991 through December 1992, Mr. Discombe was an Account Executive with the Company. Mr. Discombe holds a B.A. in Economics from Portsmouth University.

     Kevin Kilroy has served as Vice President, North American Sales and Marketing since June 1997. From March 1996 to May 1997, Mr. Kilroy served as Vice President, Business Development and Channels for Seer Technologies, Inc. From March 1993 to March 1996, Mr. Kilroy served as President of Systems and Solutions, Inc. Prior to March 1993, Mr. Kilroy served as Vice President, General Manager of the Information Business Unit of Samsung America. Mr. Kilroy holds a B.S. from North Carolina Wesleyan College.

     William O. Grabe has served as a director of the Company since March 1992 and served as Chairman of the Board from September 1992 until May 1997. Mr. Grabe is a managing member of General Atlantic Partners, LLC ("GAP LLC") and has been affiliated with GAP LLC or its predecessor since April 1992. From 1984 until March 1992, Mr. Grabe was Vice President, US Marketing and Services, of IBM. Mr. Grabe is also a director of Baan Company N.V., Compuware Corporation, Marcam Corporation, Centura Software Corporation and Gartner Group. Mr. Grabe holds an M.B.A. from the University of California, Los Angeles and a B.S. from New York University.

     David C. Hodgson has served as a director of the Company since April 1993. Mr. Hodgson is a managing member of GAP LLC and has been affiliated with GAP LLC or its predecessor since 1982. Before joining GAP LLC, Mr. Hodgson was President of New England Software. Mr. Hodgson is also a director of Baan Company N. V. and Walker Interactive Systems, Inc. Mr. Hodgson holds an M.B.A. from the Stanford Graduate School of Business and an A.B. from Dartmouth College.

     John F. Rockart has served as a Director of the Company since April 1993. Mr. Rockart is Director of the Center for Information Systems Research and a Senior Lecturer at the Massachusetts Institute of Technology's Sloan School. Mr. Rockart is also a Director of Keane, Inc. and Comshare Inc. Mr. Rockart holds a Ph.D. from the Massachusetts Institute of Technology, an M.B.A. from Harvard University and an A.B. from Princeton University.

     William M. Stuek has served as a Director of the Company since January 1996, and was previously a Director of the Company from October 1993 to June of 1994. Since September of 1996, Mr. Stuek has served as the General Manager of North American Operations for IBM. From January 1996 to September 1996, Mr. Stuek served as General Manager of North American Product Marketing for IBM, and from September 1993 to January 1996 as Director General of IBM Europe, Middle East & Africa. Mr. Stuek holds a B.A. from Colgate University. Mr. Stuek serves on the Company's Board of Directors, but does so in his personal capacity at the request of GAP II, a Company stockholder, and is not serving at the request of IBM and does not represent IBM in this capacity.

DIRECTOR COMPENSATION

     The Company reimburses each member of the Company's Board of Directors for out-of-pocket expenses incurred in connection with attending Board meetings. In addition, John F. Rockart receives an annual consulting fee in the amount of $15,000 for his services as a member of the Board of Directors. Other than Mr. Rockart, no member of the Company's Board of Directors currently receives any cash compensation for services as a director.

     On April 28, 1993, the Company granted director John F. Rockart an option to purchase 10,000 shares of Common Stock at an exercise price of $2.86 per share under the Company's 1990 Stock Option Plan. Twenty percent of the shares subject to Mr. Rockart's option vest after one year, with the remaining shares vesting in equal monthly installments over the next four years. On January 30, 1995, the Company granted director William M. Stuek an option to purchase 12,500 shares of Common Stock at an exercise price of $3.60 per share under the 1990 Stock Option Plan. Fifty percent of the shares subject to Mr. Stuek's option vest after one year, with the remaining shares vesting in equal monthly installments over the next year. On April 24, 1992, the Company granted director William O. Grabe options to purchase a total of 180,000 shares of Common Stock at a per share exercise price of $2.86 under the 1990 Stock Option Plan. Twenty percent of the shares subject to Mr. Grabe's options vest after one year, with the remaining shares vesting in equal monthly installments over the next four years. See "Certain Transactions -- Agreements with Officers and Directors."

     The Company's 1997 Director Option Plan (the "Director Plan") provides that options will be granted to non-employee directors ("Outside Directors"), pursuant to an automatic nondiscretionary grant mechanism. The Director Plan
provides for an initial grant of options to purchase        shares of Common
Stock to each Outside Director upon the later of the effective date of the Director Plan or the date on which such individual first becomes an Outside Director. In addition, each Outside Director will subsequently be granted an option to purchase 5,000 shares of Common Stock at the first meeting of the Board of Directors following the annual meeting of stockholders in each year beginning with the 1997 Annual Meeting of Stockholders if on such date, such Outside Director has served on the Board of Directors for at least six months. Each option under the Director Plan will be granted at the fair market value of the Common Stock on the date of grant and will become exercisable over four years, with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly installments thereafter. See "Stock Plans -- 1997 Director Option Plan."

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee that makes recommendations to the Board concerning salaries and incentive compensation for officers and employees of the Company. The Board of Directors also has an Audit Committee that reviews the results and scope of the annual audit and other accounting related services.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation received for services rendered to the Company and its subsidiaries during the year ended December 31, 1996 by the Company's Chief Executive Officer and the Company's four most highly compensated executive officers (other than the Chief Executive Officer) whose salary and bonus for such year exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                                                        SHARES
                                            ANNUAL COMPENSATION       UNDERLYING
                                            --------------------       OPTIONS       ALL OTHER
       NAME AND PRINCIPAL POSITIONS         SALARY($)   BONUS($)      GRANTED(#)    COMPENSATION
------------------------------------------  ---------   --------     ------------   ------------
Richard H. Goldberg.......................  $ 245,000   $130,000             --       $     --
  President, Chief Executive Officer
     and Chairman of the Board
William R. Yeack..........................    200,000     75,000        100,000             --
  Vice President, Professional Services
     and Product Marketing
Paul K. Wilde.............................    185,000     68,000             --         11,803(1)
  Vice President, Finance and
     Administration, Chief Financial
     Officer and Secretary
Duncan Moore(2)...........................    174,000    111,500             --         39,900(3)
  President, Synon Europe Limited
Simon Williams(4).........................    187,500    263,573(5)          --             --
  Vice President, Development and Chief
     Technology Officer

---------------

(1) Represents amounts forgiven under a loan made by the Company to Mr. Wilde for the purchase of Mr. Wilde's residence. See "Certain
    Transactions -- Agreements with Officers and Directors."

(2) Mr. Moore resigned from his position of President of Synon Europe Limited effective December 31, 1996.

(3) Consists of a $22,500 automobile allowance and $17,400 contributed by the Company to Mr. Moore's pension fund.

(4) Mr. Williams resigned from his position of Vice President, Development and Chief Technology Officer of the Company effective December 31, 1996 and resigned as a director of the Company in May 1997.

(5) Represents a commission of two percent of all license and maintenance revenue with respect to the Obsydian product in 1996. See "Certain Transactions -- Dysys Agreement."

                          OPTION GRANTS IN FISCAL 1996

     The following table sets forth certain information relating to stock options awarded to each of the Named Executive Officers during the year ended December 31, 1996. All such options were awarded under the Company's 1990 Stock Option Plan. No stock appreciation rights were granted to any of the Named Executive Officers during 1996. See "-- Stock Plans -- 1990 Stock Option Plan."

                                                                                         POTENTIAL
                                                                                        REALIZABLE
                                            INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                        ---------------------------------------------------------     ANNUAL RATES OF
                        NUMBER OF      PERCENT OF                                          STOCK
                        SECURITIES   TOTAL OPTIONS                                  PRICE APPRECIATION
                        UNDERLYING     GRANTED TO        EXERCISE                   FOR OPTION TERM(5)
                         OPTIONS      EMPLOYEES IN      PRICE PER      EXPIRATION   -------------------
         NAME            GRANTED     FISCAL 1996(1)   SHARE($)(2)(3)    DATE(4)      5%($)      10%($)
----------------------  ----------   --------------   --------------   ----------   --------   --------
Richard H. Goldberg...         --           --                --               --         --         --
William R. Yeack......    100,000          27%            $ 3.60         01/24/06   $226,402   $573,747
Paul K. Wilde.........         --           --                --               --         --         --
Duncan Moore..........         --           --                --               --         --         --
Simon Williams........         --           --                --               --         --         --

---------------

(1) Based on an aggregate 371,250 shares subject to options granted to employees of the Company and its subsidiaries during 1996.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, as determined by the Board of Directors.

(3) Exercise price may be paid in cash, by check, or at the discretion of the Board, by promissory note or such other consideration and method of payment permitted by applicable law.

(4) The term of each option granted under the 1990 Stock Option Plan is generally ten years from the date of grant. Options may terminate prior to their expiration dates, however, if the optionee's continuous status as an employee is terminated or upon the optionee's death or disability. Options granted under the 1990 Stock Option Plan generally must be exercised within ninety (90) days of the termination of the optionee's status as an employee, or within twelve (12) months after such optionee's death or disability.

(5) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the regulations promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

                           AGGREGATE OPTION EXERCISES
             IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     No Named Executive Officer exercised any stock option during fiscal year 1996. The following table sets forth certain information regarding stock options held as of December 31, 1996 by the Named Executive Officers.

                                               NUMBER OF SECURITIES
                                                    UNDERLYING                 VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                               DECEMBER 31, 1996(#)           DECEMBER 31, 1996($)(1)
                                           -----------------------------   -----------------------------
                  NAME                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------------  ------------   --------------   ------------   --------------
Richard H. Goldberg......................     208,333          41,667
William R. Yeack.........................          --         100,000              --
Paul K. Wilde............................     110,000              --                              --
Duncan Moore.............................     110,000              --                              --
Simon Williams(2)........................          --              --              --              --

---------------

(1) Based upon an initial public offering price of $          per share minus
    the exercise price.

(2) Mr. Williams resigned from his position of Vice President, Development and Chief Technology Officer of the Company effective December 31, 1996 and resigned as a director of the Company in May 1997.

STOCK PLANS

     1990 Stock Option Plan. The Company's 1990 Stock Option Plan (the "1990 Plan") provides for the grant of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and the nonstatutory stock options to employees of the Company. As of March 31, 1997, options to purchase an aggregate of 1,347,930 shares of Common Stock were outstanding under the 1990 Plan, with a weighted average exercise price of $3.16. Subsequent to March 31, 1997, the Board of Directors granted options to purchase 6,000 shares of Common Stock under the 1990 Plan. The Board of Directors has determined that no further options will be granted under the 1990 Plan after this Offering. The 1990 Plan provides that in the event of a merger of the Company with or into another corporation, each outstanding option will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the option, the optionee shall have the right to exercise all shares subject to the option, including shares as to which it would not otherwise be exercisable.

     Executive Share Option Scheme. The Company's Executive Share Option Scheme (the "Executive Scheme") provides for the grant of nonstatutory stock options to full-time employees and directors of the Company or any of its subsidiaries. As of March 31, 1997, options to purchase an aggregate of 18,800 shares of Common Stock were outstanding under the Executive Scheme with a weighted average exercise price of $3.34. Since March 31, 1997, the Board of Directors has not granted any further options to purchase shares of Common Stock under the Executive Scheme. The Board of Directors has determined that no further options will be granted under the Executive Scheme after this Offering.

     1997 Incentive Stock Option Plan. The Company's 1997 Incentive Stock Option Plan (the "1997 Plan") provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Code, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 1997 Plan was adopted by the Board of Directors in May 1997
and approved by the Company's stockholders in           1997. The 1997 Plan
replaces the 1990 Plan and the Executive Scheme. However, options previously issued under the 1990 Plan and the Executive Scheme shall continue to be exercisable according to their terms. Unless terminated sooner, the 1997 Plan will terminate automatically in May 2007. A total of 1,500,000 shares of Common Stock, plus annual increases equal to the lowest of (i) 400,000 shares of Common Stock, (ii) 3% of the outstanding shares of Common Stock or (iii) a lesser amount determined by the Board of Directors has been reserved for issuance under the 1997 Plan.

     The 1997 Plan may be administered by the Board of Directors or by a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), consist of two or more "outside directors" within the meaning of
Section 162(m) of the Code. The Committee has the power to determine the terms of options granted, including the exercise price, number of shares subject to the option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1997 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1997 Plan.

     Options and stock purchase rights granted under the 1997 Plan are not generally transferable by the optionee, and each option and stock purchase right is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months following termination of an optionee's status as an employee, director or consultant of the Company, within twelve months after an optionee's termination by disability, and within twelve months after an optionee's termination by death, but in no event later than the expiration of the option. In the case of stock purchase rights, unless the administrator determines otherwise, a restricted stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to a restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the administrator. The exercise price of all incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the shares on the date of grant. The exercise price of nonstatutory stock options granted under the 1997 Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any employee who owns stock possessing more than ten percent of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted to such person must equal at least 110% of the fair market value of the Common Stock on the date of grant and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Plan may not exceed ten years.

     The 1997 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each outstanding option and stock purchase right will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.

     1997 Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in May
1997 and approved by the stockholders in             , 1997. A total of 400,000
shares of Common Stock, plus annual increases equal to the lowest of (i) 150,000 shares, (ii) 1% of the outstanding shares or (iii) a lesser amount determined by the Board of Directors has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors of the Company but excluding 5% or greater stockholders or persons whose right to purchase Common Stock accrues at a rate greater than $25,000 worth of Common Stock per year) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation. The Purchase Plan will be implemented by consecutive overlapping twelve (12) month offering periods. The initial offering period under the Purchase Plan will begin on the effective date of this Offering and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period, and shares of Common Stock will be automatically purchased on the last date of each purchase period within the offering period. If the fair market value of the Common Stock on any purchase date (other than the final purchase date of the offering period) is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the purchase date. Employees may end their participation in an offering period at any time, and participation ends automatically on termination of employment with the Company. In the event of a proposed dissolution or liquidation of the Company, the offering periods then in progress will be shortened by setting a new exercise date that is before the dissolution or liquidation, and will terminate immediately prior to the consummation of the proposed action, unless otherwise provided by the Board. In the event of a proposed sale of all or substantially all of the Company's assets or the merger of the Company with or into another corporation, each outstanding option will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the options, the offering periods then in progress will be shortened by setting a new exercise date that is before the sale or merger and the offering periods then in progress will end on the new exercise date. Each participant will be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in May 2007, unless sooner terminated by the Board of Directors.

     1997 Director Option Plan. The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in May 1997 and approved
by the Company's stockholders in             1997. A total of 175,000 shares of
Common Stock, plus annual increases equal to the lesser of (i) the optioned stock underlying options granted in the immediately preceding year, or (ii) a lesser amount determined by the Board of Directors has been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director
Plan provides for an initial grant of options to purchase        shares of
Common Stock to each new non-employee director of the Company (an "Outside Director") upon the later of the effective date of the Director Plan or the date which such individual first becomes an Outside Director. In addition, each Outside Director will automatically be granted subsequent options to purchase 5,000 shares of Common Stock at the first meeting of the Board of Directors following the annual meeting of stockholders in each year beginning with the 1997 Annual Meeting of Stockholders if on such date, such Outside Director has served on the Board of Directors for at least six months. The term of each such option is ten years. Each option granted to an Outside Director vests as to 25% of the optioned stock on the first anniversary of the date of grant and as to 1/48th of the optioned stock each month thereafter. In the event of the sale of all or substantially all the Company's assets or the merger of the Company with or into another corporation, all outstanding options under the Director Plan may either be assumed or an equivalent option may be substituted by the surviving entity. Following such assumption or substitution, if the director is terminated other than upon a voluntary resignation, such option will vest and become exercisable in full. If no assumption or substitution occurs, each such option will vest and become exercisable in full. The Director Plan will terminate in May 2007 unless sooner terminated by the Board of Directors.

401(K) PLAN

     The Company participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers all of the Company's full-time employees who are at least 21 years of age. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 15% or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits additional discretionary matching contributions by the Company on behalf of all participants in the 401(k) Plan in such a percentage amount as may be determined annually by the Board of Directors. To date, the Company has made no such matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

     The Company and Richard H. Goldberg are parties to an agreement dated September 17, 1992 and amended on December 7, 1992. Pursuant to the agreement, Mr. Goldberg is entitled to an annual salary of $225,000 (reviewed annually), an annual performance-based bonus and a nonstatutory stock option to purchase 250,000 shares of Common Stock with vesting over a period of five years (subject to acceleration upon certain events). Under the agreement, in the event Mr. Goldberg is involuntarily or constructively terminated without cause, he will be entitled to receive a severance payment equal to his full year's salary plus the targeted annual bonus. Upon a change in control of the Company, 50% of the unvested portion of Mr. Goldberg's option will vest automatically. If Mr. Goldberg is involuntarily or constructively terminated within twelve months of a change in control, his option will accelerate and become immediately exercisable as to all shares subject to the option. In addition, 20% of the unvested portion of Mr. Goldberg's option will vest automatically upon the closing of this Offering.

     The Company and Paul K. Wilde are parties to an agreement dated March 27, 1991, and amended on March 29, 1991, December 10, 1992 and January 14, 1993. Pursuant to the agreement, Mr. Wilde is entitled to an annual salary of $150,000 (reviewed annually) and an annual performance-based bonus. Under the agreement, in the event Mr. Wilde is involuntarily or constructively terminated without cause within six months of a change in control of the Company, Mr. Wilde will be entitled to receive a severance payment equal to his then current annual salary. The agreement also provides for a loan of $200,000 from the Company to finance the purchase of Mr. Wilde's home in California. See "Certain Transactions -- Agreements with Officers and Directors." Mr. Wilde has also been granted an option to purchase 110,000 shares of Common Stock with vesting over a period of five years from April 15, 1991, Mr. Wilde's employment start date. Under the employment agreement, Mr. Wilde's option will accelerate and become immediately exercisable as to all 110,000 shares subject to the option if Mr. Wilde is involuntarily or constructively terminated within six months of a change in control of the Company.

     The Company and William R. Yeack are parties to an agreement dated January 2, 1996. Pursuant to the agreement, Mr. Yeack is entitled to an annual salary of $200,000 (reviewed annually), a performance-based bonus and a nonstatutory stock option to purchase 100,000 shares of Common Stock with vesting over a period of four years. Upon the closing of this Offering, up to 25,000 shares subject to Mr. Yeack's option will automatically vest. Upon his involuntary or constructive termination without cause, Mr. Yeack will be entitled to a severance payment as follows: (i) if such termination occurs prior to a change in control of the Company, the severance payment will be equal to six months' salary; or (ii) if such termination occurs within one year following a change in control, the severance payment will be equal to a full year's salary and Mr. Yeack's option will accelerate to become exercisable for one-half of the total number of the unvested shares subject to the option.

     The Company and Kevin Kilroy are parties to an agreement dated May 15, 1997. Pursuant to the agreement, Mr. Kilroy is entitled to an annual salary of $200,000 (reviewed annually), a performance-based bonus and, subject to board of directors' approval, a nonstatutory stock option to purchase 100,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Mr. Kilroy's option will vest over four years. The agreement also provides that upon his involuntary or constructive termination without cause, Mr. Kilroy will be entitled to a severance payment equal to his annual salary, provided such termination occurs either prior to, or within one year following, a change in control of the Company. In addition, upon a change in control of the Company, 25,000 shares subject to Mr. Kilroy's option will vest immediately. Moreover, if Mr. Kilroy is involuntarily or constructively terminated within one year of such change in control, 50% of the then-unvested shares subject to Mr. Kilroy's option will vest immediately. The Company has also agreed to reimburse Mr. Kilroy for up to $63,000 in relocation expenses.

     The Company and Duncan Moore are parties to an agreement dated January 28, 1997 governing Mr. Moore's resignation as an executive officer of the Company. Mr. Moore resigned as President of Synon Europe Limited, effective December 31, 1996. Pursuant to the agreement and in connection with Mr. Moore's resignation, Mr. Moore was paid a total of UK L138,000, which amount included a severance payment of UK L116,000 (equal to one year's base salary), a discretionary bonus and accrued holiday pay. As additional severance consideration, and in exchange for Mr. Moore's agreement not to compete with or solicit employees from the Company, the Company agreed to extend through November 30, 1997 the exercisability of vested options held by Mr. Moore to acquire 110,000 shares of the Company's Common Stock.

     The Company and Simon Williams, the Company's former Vice President, Development and Chief Technology Officer, are parties to an agreement dated July 28, 1994 (the "Williams Agreement"), pursuant to which Mr. Williams is entitled to a base salary of UK L125,000 per year and a commission equal to 2% of all license and maintenance revenue received by the Company with respect to the Obsydian product (1% following Mr. Williams' leaving the Company). The Williams Agreement was entered into in connection with the Company's acquisition of Dysys Limited. Mr. Williams resigned his positions effective December 31, 1996 and thus no longer receives a salary from the Company. However, Mr. Williams will continue to receive a 1% Obsydian commission until June 30, 1999, and after such time will receive a 1% commission with respect to any Obsydian-related contracts entered into prior June 30, 1999. See "Certain Transactions -- Dysys Agreement."

     The Company's 1990 Plan provides for the accelerated vesting of shares of Common Stock subject to outstanding options held by Company employees, including the Named Executive Officers, in connection with certain changes in control of the Company. See "-- Stock Plans -- 1990 Stock Plan."

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers, and may indemnify its other employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH OFFICERS AND DIRECTORS

     Synon has employment agreements with certain of its Named Executive Officers. See "Management -- Employment, Severance and Change in Control Arrangements."

     On March 27, 1991, Synon entered into an agreement with Paul K. Wilde, the Company's Vice President, Finance and Administration, Chief Financial Officer and Secretary, whereby Synon agreed to lend $200,000 to Mr. Wilde for the purchase of a new principal residence pursuant to a five-year recourse promissory note that bears interest at 8% per annum. The note, which was executed in September 1992 and amended on January 14, 1992, was secured by a junior security interest in the residence. Synon agreed to forgive the amount of principal due on the note over the course of five years beginning on April 15, 1991 (Mr. Wilde's employment start date) at the rate of 1/60th of the principal balance per month. Synon agreed to forgive the amount of interest due on the note in the form of annual bonus payments equal to the amount of interest due. The final remaining principal balance was forgiven on April 15, 1996.

     Pursuant to an offer letter from the Company dated April 14, 1993, John F. Rockart, a director of the Company, is entitled to receive consulting fees at an annual rate of $15,000, payable monthly, in exchange for his services as a member of the Board of Directors. In addition, the Company granted Mr. Rockart an option to purchase 10,000 shares of its Common Stock at an exercise price of $2.86 per share. See "Management -- Director Compensation."

DYSYS AGREEMENT

     Pursuant to the Dysys Agreement, the Company purchased from Simon Williams and Melinda Horton, founders and major stockholders of the Company, all of the issued share capital of Dysys for UK L147,542, of which UK L73,771 was paid to Mr. Williams. In addition, the Company repaid UK L95,871 in loans made by Mr. Williams and Ms. Horton to Dysys. Of this amount, UK L58,951 was repaid to Mr. Williams. In connection with this transaction, the Company acquired from Dysys certain intellectual property which was included in the Company's Obsydian product. The Company also entered into employment agreements with each of Mr. Williams and Ms. Horton, pursuant to which the Company currently incurs a liability to pay Mr. Williams and Ms. Horton a 1.0% and 0.5% commission, respectively, on Obsydian license and maintenance revenue for all transactions entered into by the Company during the five year period from July 1, 1994 until June 30, 1999. The commissions due to Mr. Williams and Ms. Horton originally were 2.0% and 1.0%, respectively. However, their employment agreements each provided that, upon voluntary termination of their employment, the commissions would be reduced by half. Mr. Williams and Ms. Horton resigned their positions with the Company in December 1996. Commissions earned by Mr. Williams under his employment agreement during 1994, 1995 and 1996 were $66,000, $205,000 and $301,000, respectively. Under the Dysys Agreement, Mr. Williams and Ms. Horton also retain certain rights with respect to the intellectual property, including the non-exclusive right to use and exploit it in the event of certain defaults by the Company, including failure to pay commissions required in connection with the Dysys Agreement.

PREFERRED STOCK SALES

     In September 1991, General Atlantic Partners II, L.P. ("GAP II"), a major stockholder of the Company, purchased 2,776,120 (pre-conversion) shares of the Company's Series D Preferred Stock at a purchase price of $3.35 per share as part of a financing with other investors. In connection with such financing, GAP II also exchanged previously held shares of the Company's capital stock for an aggregate of 827,098 (pre-conversion) additional shares of Preferred Stock and received certain registration rights with respect to the Company's Common Stock owned by it. The Company's Certificate of Incorporation provides that, upon conversion, holders of Series D Preferred Stock are entitled to receive additional conversion consideration in the amount of $3.35 per share, payable either in cash or in equity securities of the Company. Currently, the Company has 3,618,269 shares of Series D Preferred Stock issued and outstanding, of which 3,260,060 shares are held by GAP II. Thus, upon the closing of this Offering and the conversion of all outstanding shares of Preferred Stock, the holders of Series D Preferred Stock will receive shares of Common Stock worth approximately $12,121,201, of which amount approximately $10,921,201 will be issuable to GAP II. Directors Grabe and Hodgson are managing members of General Atlantic Partners, LLC, the general partner of GAP II. See "Management -- Executive Officers, Directors and Key Employees" and "Description of Capital Stock -- Registration Rights."

     On August 28, 1992, IBM purchased 1,666,667 (pre-conversion) shares of the Company's Series E Preferred Stock at a price of $3.00 per share pursuant to a stock purchase agreement (the "Stock Purchase Agreement"). As originally executed, the Stock Purchase Agreement, among other things, granted IBM a right of first refusal with respect to change in control transactions, a right to require the Company to repurchase its shares of Series E Preferred Stock in certain circumstances and the right to nominate an individual to the Company's Board of Directors (collectively, the "IBM Rights"). IBM has never exercised its right to nominate a director. Mr. William M. Stuek, General Manager of Operations for IBM North America, serves on the Company's Board of Directors, but does so in his personal capacity at the request of GAP II, and is not serving at the request of IBM and does not represent IBM in this capacity. On May 28, 1997, the Company and IBM entered into an amendment to the Stock Purchase Agreement pursuant to which IBM agreed to the automatic termination of the IBM Rights effective and contingent upon the closing of this Offering.

STOCKHOLDERS AGREEMENT

     The Company, IBM, GAP II, Simon Williams, director William O. Grabe, and several other significant stockholders (collectively, the "Stockholder Parties") are parties to a Third Amended and Restated Stockholders Agreement (the
"Stockholders Agreement") dated June   , 1997, pursuant to which the Stockholder
Parties were granted a right of first refusal to purchase any future voting securities offered by the Company (excluding shares issued in a firm commitment underwritten public offering). Certain Stockholder Parties were also granted the right to elect one or more persons to the Company's Board of Directors. These stockholder rights will automatically terminate upon the closing of this Offering. The Stockholders Agreement also entitles the Stockholder Parties to certain registration rights with respect to the Company's Common Stock owned by them. See "Description of Capital Stock -- Registration Rights."

AGREEMENTS WITH IBM

     The Company and IBM's AS/400 division are parties to an agreement dated December 20, 1996, pursuant to which the Company agreed to develop and IBM's AS/400 division agreed to partially fund a Synon/2E and Obsydian internet/intranet enablement using a Java generator on the IBM AS/400. The agreement provides for IBM's AS/400 division to pay the Company up to $200,000, subject to the Company's attainment of certain development milestones. As of March 31, 1997, the Company had accrued $140,000 under this agreement.

     On September 27, 1990, the Company and IBM's AS/400 division entered into a Development Incentive Agreement (the "Development Agreement") pursuant to which IBM's AS/400 division loaned the Company $1.5 million to assist in the development of an application generator tool for the IBM AS/400. The loan initially was interest-free. However, in connection with IBM's purchase of shares of the Company's Series E Preferred Stock in August 1992, the Company and IBM agreed that, beginning January 1, 1994, the loan would accrue interest at 8% per annum. The Company and IBM also agreed to extend the loan repayment schedule and to provide for repayment of the loan in twelve increasing quarterly installments beginning in March 1994. In December 1996, the Company made its final loan payment to IBM under the Development Agreement.

     The Company and CGI, a subsidiary of IBM, are parties to a distributorship agreement dated January 8, 1996 pursuant to which CGI is designated as a non-exclusive distributor in Germany for the

Company's products. Under the agreement, CGI licenses products from the Company, grants sublicenses to such products to end-user customers and provides maintenance and first-level technical support to such end-users. CGI has the right to appoint sub-distributors, subject to the prior written approval of the Company. The distributorship agreement also provides that CGI shall pay to the Company a commission on all license and maintenance agreements. The agreement is due to expire on January 8, 2001, however either party may terminate with 90 days' written notice upon the third, fourth or fifth anniversary of the date of the agreement, and the Company may unilaterally terminate earlier for CGI's breach, failure to meet the sales quota for two consecutive quarters, insolvency, bankruptcy, change of control or an unauthorized assignment.

     The Company and IBM are parties to a Software Vendor Marketing Programs Agreement dated March 7, 1997. Under this agreement, IBM has agreed to market Obsydian as an application development solution. In exchange, the Company has agreed to pay IBM a fee based on a percentage of the total license revenue received by the Company on certain transactions under user agreements entered into as a result of IBM's marketing efforts.

     The Company and IBM's AS/400 division are parties to a sponsored development agreement dated April 1, 1997 (the "JumpStart Agreement"), pursuant to which IBM's AS/400 division has agreed to assist the Company in the development of four business object Class Libraries which can be assembled and deployed through Obsydian. IBM's AS/400 division has agreed to provide the necessary equipment, facilities and funding to support the joint project. In exchange, the Company has agreed to pay IBM a royalty based on a percentage of the Company's published sales price for each copy of Class Library licensed, supported or sold for a period of two years after the general availability of each Class Library. In connection with the JumpStart Agreement, the Company contracted with CGI Systems Inc., a subsidiary of IBM, to provide two application consultants to work on the joint development project with IBM in its JumpStart Lab in Rochester, Minnesota. The estimated total value of this engagement is $300,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding to the beneficial ownership of the Company's Common Stock as of March 31, 1997 and as
adjusted to reflect the sale of the        shares of Common Stock offered hereby
(          shares, assuming the full exercise of the Underwriters over-allotment option) by (i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; (iv) all directors and executive officers of the Company as a group; and (v) the other Selling Stockholders.

                                                 NUMBER OF
                                                  SHARES
                                                  OFFERED       MAXIMUM
                                                 (EXCLUDING    NUMBER OF
                                                  SHARES         SHARES
                                                  OFFERED       OFFERED
                                                 PURSUANT       PURSUANT
                                                    TO             TO
                        BENEFICIAL OWNERSHIP     UNDERWRITERS' UNDERWRITERS'    BENEFICIAL OWNERSHIP
                        PRIOR TO OFFERING(2)       OVER-         OVER-           AFTER OFFERING(2)
                        --------------------     ALLOTMENT     ALLOTMENT      ------------------------
 NAME AND ADDRESS(1)      NUMBER     PERCENT      OPTION)        OPTION           NUMBER       PERCENT
----------------------  ----------   -------     ---------     ----------     --------------   -------
      PRINCIPAL
     STOCKHOLDERS:
General Atlantic         3,688,280     49.6
  Partners II,
  L.P.(3).............
  3 Pickwick Plaza
  Greenwich, CT 06830
Simon Williams........     995,158     13.4
  3 Butlers Wharf Road
     West
  40 Shad Thames
  London SE1 2YA
  United Kingdom
International Business     833,333     11.2
  Machines
  Corporation.........
  1133 Westchester
     Avenue
  White Plains, NY
     10604
Nicholas Knowles(4)...     442,875      6.0
  45 Thornhill Road
  London N1 IJ5
  United Kingdom
Simon Haigh...........     390,258      5.2
  Asset Cornerstone
     Technologies
  77 West 200 Street,
     Suite 500
  Salt Lake City, UT
     84101

                                                 NUMBER OF
                                                  SHARES
                                                  OFFERED       MAXIMUM
                                                 (EXCLUDING    NUMBER OF
                                                  SHARES         SHARES
                                                  OFFERED       OFFERED
                                                 PURSUANT       PURSUANT
                                                    TO             TO
                        BENEFICIAL OWNERSHIP     UNDERWRITERS' UNDERWRITERS'    BENEFICIAL OWNERSHIP
                        PRIOR TO OFFERING(2)       OVER-         OVER-           AFTER OFFERING(2)
                        --------------------     ALLOTMENT     ALLOTMENT      ------------------------
 NAME AND ADDRESS(1)      NUMBER     PERCENT      OPTION)        OPTION           NUMBER       PERCENT
----------------------  ----------   -------     ---------     ----------     --------------   -------

  OFFICERS AND
  DIRECTORS:
Richard H.                 249,167      3.3
  Goldberg(5).........
William R. Yeack(6)...      26,667        *
Paul K. Wilde(7)......     115,000      1.5
Duncan Moore(8).......     115,000      1.5
Kevin Kilroy..........           0        *
William O. Grabe(9)...   3,898,280     52.4
David C. Hodgson(10)..   3,688,280     49.6
John F. Rockart(11)...       9,709        *
William M.                  25,000        *
  Stuek(12)...........
All executive officers   4,375,614     60.4
  and directors as a
  group (10
  persons)(13)........

  OTHER SELLING STOCKHOLDERS:


---------------

  *  Less than 1%.

 (1) Unless otherwise indicated, the address for each listed stockholder is c/o Synon Corporation, 1100 Larkspur Landing Circle, Larkspur, California, 94939. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock held by them.

 (2) Applicable percentage ownership is based on 7,439,745 shares of Common
     Stock outstanding as of March 31, 1997 and           shares immediately
     following the closing of this Offering (assuming the exercise in full of the Underwriters' over-allotment option), together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 1997 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire the Company's capital stock that are presently outstanding or granted in the future or reserved for future issuance under the Company's stock plans, there will be further dilution to new public investors.

 (3) Includes 3,522,900 shares of Common Stock owned directly by General Atlantic Partners II, L.P. ("GAP II"). Also includes 140,135 shares of Common Stock owned by GAP-Synon Partners, L.P.

     ("GAP-Synon") and 25,245 shares of Common Stock owned by GAP Coinvestment Partners, L.P. ("GAPCO"). The foregoing persons are a group within the meaning of Rule 13d-5 of the Exchange Act and each of GAP II, GAP-Synon and GAPCO may be deemed to be the beneficial owner of shares of Common Stock held by the other. The general partner of GAP II is General Atlantic Partners, LLC ("GAP LLC"). The managing members of GAP LLC, including directors Hodgson and Grabe, are also the general partners of GAPCO. In addition, Stephen P. Reynolds, a managing member of GAP LLC, is the general partner of GAP-Synon. In addition to the 3,688,280 shares beneficially owned by GAP II and its affiliates prior to the Offering, GAP II and its affiliates will be entitled to receive upon the closing of the Offering a number of shares of Common Stock worth approximately $10,921,201 as additional conversion consideration for the shares of Series D Preferred Stock held by them. See "Certain Transactions -- Preferred Stock Sales."

 (4) Includes 12,500 shares owned by Catherine Alison Jane Knowles as to which Mr. Knowles disclaims beneficial ownership.

 (5) Includes 20,000 shares of Common Stock owned by the Goldberg Family Trust UTD 2/21/96, of which Mr. Goldberg is co-trustee and 229,167 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997.

 (6) Includes 26,667 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997.

 (7) Includes 110,000 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997.

 (8) Includes 110,000 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997.

 (9) Includes 180,000 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997. Also includes 5,000 shares owned by Mr. Grabe's wife, Joan Grabe, and 2,500 shares each owned by Lisa Grabe and Laura Grabe, Mr. Grabe's minor children. Mr. Grabe disclaims beneficial ownership as to the shares held of record by his wife and minor children. Beneficial ownership totals for Mr. Grabe also include: (i) 3,522,900 shares of Common Stock owned by GAP II, (ii) 140,135 shares of Common Stock owned by GAP-Synon, (iii) 25,245 shares of Common Stock owned by GAPCO, and (iv) upon the closing of the Offering, an additional number of shares of Common Stock worth approximately $10,921,201 issuable to GAP II and its affiliates as additional conversion consideration for the Shares of Series D Preferred Stock held by them (see note 3). Mr. Grabe disclaims beneficial ownership of all shares held of record by GAP II, GAPCO and GAP-Synon.

(10) Includes the following amounts: (i) 3,522,900 shares of Common Stock owned by GAP II, (ii) 140,135 shares of Common Stock owned by GAP-Synon, (iii) 25,245 shares of Common Stock owned by GAPCO, and (iv) upon the closing of the Offering, an additional number of shares of Common Stock worth approximately $10,921,201 issuable to GAP II and its affiliates as additional conversion consideration for the Shares of Series D Preferred Stock held by them (see note 3). Mr. Hodgson disclaims beneficial ownership of all shares held of record by GAP II, GAPCO and GAP-Synon.

(11) Includes 9,709 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997.

(12) Includes 12,500 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997.

(13) Includes 619,835 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of March 31, 1997. Also includes the following shares as to which beneficial ownership may be attributed to directors Grabe and Hodgson: (i) 3,522,900 shares of Common Stock owned by GAP II,
     (ii) 140,135 shares of Common Stock owned by GAP-Synon, (iii) 25,245 shares of Common Stock owned by GAPCO, and (iv) upon the closing of the Offering, an additional number of shares of Common Stock worth approximately $10,921,201 issuable to GAP II and its affiliates as additional conversion consideration for the Shares of Series D Preferred Stock held by them (see note 3). Directors Grabe and Hodgson disclaim beneficial ownership of all shares held of record by GAP II, GAPCO and GAP-Synon.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     Upon the closing of this Offering, the Company will be authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of undesignated Preferred Stock, $0.001 par value. Based upon shares outstanding as of March 31, 1997 and assuming no exercise of the Underwriters' over-allotment option, the Company estimates that immediately after the closing of this
Offering there will be an aggregate of        shares of Common Stock
outstanding,        shares of Common Stock will be issuable upon exercise of
outstanding options and no shares of Preferred Stock will be issued and outstanding.

     The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Amended and Restated Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

     The Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between the Company and its debtholders. The Company has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's bank line of credit agreement contains a restrictive covenant that limits the Company's ability to pay cash dividends or make certain stock repurchases without the prior written consent of the lender. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

     Effective upon the closing of this Offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Amended and Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. The Company's Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors, by the Chairman of the Board of Directors, by the Chief Executive Officer of the Company or by stockholders holding shares in the aggregate entitled to cast not less than 20% of the votes at such meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company's Secretary of the stockholder's intention to bring such business before the meeting.

     The foregoing provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors -- Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested shareholder and the sale of more than ten percent (10%) of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors -- Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

REGISTRATION RIGHTS

     After the closing of this Offering and upon expiration of lock-up
agreements with the Underwriters, the holders of           shares of Common
Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the Stockholders Agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securities holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include certain of their shares of Common Stock therein.

Holders of registration rights may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file registration statements on Form S-3 at the Company's expense when such form becomes available for use to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration.

TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services LLC, 50 California Street, 10th Floor, San Francisco, California 94111, telephone (415)956-9512.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no market for the Common Stock and there is no assurance that a significant public market for the Common Stock will develop or be sustained after this Offering. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

     Upon the closing of this Offering, the Company will have outstanding shares of Common Stock based upon shares outstanding as of March 31,
1997. In addition to the           shares of Common Stock offered hereby
(          if the Underwriters' over-allotment option is exercised in full), as of the effective date of the Registration Statement (the "Effective Date"),
there will be           shares of Common Stock outstanding (excluding 1,366,730
shares issuable upon the exercise of outstanding options), all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). Such Restricted Shares may be sold only if registered under the Securities Act or sold in accordance with an available
exemption from such registration. Approximately           of the Restricted
Shares will be freely tradeable without restriction immediately following the Effective Date pursuant to Rule 144(k) of the Securities Act by persons who are not "affiliates" of the Company as the term is defined in Rule 144.

     Effective April 29, 1997, under Rule 144, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for at least one year, including persons who are affiliates of the Company, would be entitled to sell, within any three month period a number of shares of Common Stock that does not exceed the greater of (i) one percent of
the then outstanding number of shares of Common Stock (up to           shares of
Common Stock immediately after the consummation of the Offering) or (ii) the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. In addition, sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. After shares are held for two years, a person who is not an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to such volume limitations, or manner of sale, notice or public information requirements under Rule 144. Sales of shares by affiliates will continue to be subject to such volume limitations, and manner of sale, notice and public information requirements. Under Rule 701, shares issued under certain compensatory stock-based plans, such as the 1990 Plan and the Executive Scheme, may be resold under Rule 144 by nonaffiliates subject only to the manner of sale requirements, and by affiliates without regard to the two-year holding period requirements, commencing 90 days after the date of this Offering.

     The Company, its officers and directors and certain holders of Common Stock and options to purchase Common Stock have each agreed with the Underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or announce the offering of, or file or cause to be filed, any registration statements (other than, in the Company's case, a registration statement on Form S-8) under the Securities Act, with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, except in certain cases as to shares acquired after the Offering, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of the Common Stock for a period of 180 days after the date of the Underwriting Agreement without the prior written consent of Salomon Brothers Inc. Certain other holders of Common Stock and options to purchase Common Stock have agreed pursuant to existing agreements with the Company not to sell or otherwise transfer or dispose of any Common Stock for a period of 180 days after the effective date of this Offering.

     Beginning 180 days after the Effective Date, approximately additional Restricted Shares of Common Stock subject to the lock-up agreements will become eligible for sale in the public market (unless the Representatives elect, in their sole discretion, the earlier release of such shares from the lock-up agreement) pursuant to Rule 144.

     After the Offering pursuant to this Prospectus, the holders of shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates under Rule 144) immediately upon the effectiveness of such registration.

     The Company intends to file registration statements on Form S-8 shortly after this Offering to cover shares of Common Stock which have been reserved for issuance under the 1990 Plan, Executive Scheme, 1997 Incentive Stock Plan, Purchase Plan and 1997 Director Option Plan. Shares so registered will be eligible for sale by non-affiliates in the public market without limitation and by affiliates subject to the provisions of Rule 144, except for the holding period limitation. Shares of Common Stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 limitations and lock-up agreements. Beginning 180
days after the Effective Date,           shares issuable upon the exercise of
vested options will be eligible for sale.

     Rule 144A under the Securities Act would permit the immediate sale of Restricted Shares to qualified institutional buyers, subject to compliance with conditions of the Rule.

                                  UNDERWRITING

     Upon the terms and subject to the conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc and Volpe, Brown, Whelan & Company, LLC are acting as representatives (the "Representatives"), and each of such Underwriters has severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER
                                  UNDERWRITERS                              OF SHARES
        -----------------------------------------------------------------   ---------
        Salomon Brothers Inc.............................................
        Volpe Brown Whelan & Company, LLC................................

                                                                            ---------
                  Total..................................................
                                                                            =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Shares offered hereby (other than those subject to the over-allotment option described below) if any such Shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Representatives have advised the Company and the Selling Stockholders that the several Underwriters propose initially to offer the Shares to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow and such dealers may reallow a concession
not in excess of $          per share to other dealers. After the initial public
Offering, the price to public and such concessions may be changed.

     Certain Selling Stockholders have granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to additional shares of Common Stock at the same price per share as the
initial           shares of Common Stock to be purchased by the Underwriters.
The Underwriters may exercise such option only to cover over-allotments, if any, incurred in connection with the Offering. To the extent the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriter in the table above bears to the total number of shares of Common Stock initially offered by the Underwriters hereby.

     The Underwriting Agreement provides that the Company and the Selling Stockholders, jointly and severally, will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short
position, up to           shares of Common Stock, by exercising the
Underwriters' over-allotment option referred to above. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Company, its officers and directors and certain holders of Common Stock and options to purchase Common Stock have each agreed with the Underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or announce the offering of, or file or, cause to be filed, any registration statement (other than, in the Company's case, a registration statement on Form S-8) under the Securities Act, with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, except in certain cases as to shares acquired after the Offering, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of the Common Stock for a period of 180 days after date of the Underwriting Agreement without the prior written consent of Salomon Brothers Inc. Certain other holders of Common Stock and options to purchase Common Stock have agreed pursuant to existing agreements with the Company not to sell or otherwise transfer or dispose of any Common Stock for a period of 180 days after the effective date of this Offering.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock was determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price were the Company's record of operations, its current financial condition, its future prospects, the market for its services, the experience of management, the economic conditions of the Company's industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company and other relevant factors. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after this Offering will not be lower than the price at which the Shares are sold by the Underwriters.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cleary, Gottlieb, Steen & Hamilton, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and through the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                                    GLOSSARY

     AS/400 -- IBM's midrange server which has an established reputation for low cost of ownership and high availability of package applications.

     Client-server -- A specialized distributed computing architecture, consisting of client applications and related server applications in which the client applications request and receive information and computing services from the server applications.

     DB2/400 -- IBM's relational database operating on the AS/400.

     Distributed computing -- The process by which data and applications are distributed to minicomputers, workstations and personal computers within a network rather than maintained on a centralized mainframe computer.

     Graphical user interface (GUI) -- A means of communicating with a computer by manipulating icons and windows rather than using character-oriented displays.

     Java -- A recently introduced programming language from Sun Microsystems derived from C++ that executes across hardware environments and can be downloaded automatically to an Internet browser.

     Lotus Domino -- The server component of the workflow product commonly known as Lotus Notes.

     Model-based -- An application development methodology which separates the application's design from its programming implementation to provide better design linkage with the end-user and greater flexibility in implementation alternatives.

     Object -- A piece of code that encapsulates both data and logic associated with some function or service, such as formatting the current date.

     Object Oriented -- An application development methodology which promotes reuse of developed application objects through encapsulation and inheritance.

     ODBC -- Open Database Communications Protocol -- a standard access protocol for interfacing to a variety of databases.

     Protocol -- A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.

     Repository -- A storage mechanism for holding and managing an application design.

     Reuse -- The reuse of software code principally through the use of objects and object frameworks.

     RPG -- The prevalent 3rd generation programming language used in AS/400 applications.

     Windows NT -- The scaleable 32 bit operating system from Microsoft for both high performance workstations and application servers designed to run large or small critical applications for an enterprise.

     Wintel -- The shorthand description for the operating environment which uses Intel chips and Microsoft operating systems.

                       SYNON CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................    F-3
Consolidated Balance Sheets -- December 31, 1995 and 1996 and March 31, 1997
  (unaudited).........................................................................    F-4
Consolidated Statements of Operations -- Years ended December 31, 1994, 1995 and 1996
  and three months ended March 31, 1996 and 1997 (unaudited)..........................    F-6
Consolidated Statements of Stockholders' Equity -- Years ended December 31, 1994, 1995
  and 1996 and three months ended March 31, 1997 (unaudited)..........................    F-7
Consolidated Statements of Cash Flows -- Years ended December 31, 1994, 1995 and 1996
  and three months ended March 31, 1996 and 1997 (unaudited)..........................    F-8
Notes to Consolidated Financial Statements............................................    F-9

                      (This page intentionally left blank)

         After the transactions discussed in Note 17 to Synon
         Corporation's consolidated financial statements are effected, we expect to be in a position to render the following audit report.
                                                  /s/ Arthur Andersen
                                                  LLP
                                                  May 15, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Synon Corporation:

     We have audited the accompanying consolidated balance sheets of Synon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synon Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

San Francisco, California,

                       SYNON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                               DECEMBER 31,
                                                            -------------------      MARCH 31,
                                                             1995        1996          1997
                                                            -------     -------     -----------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...............................  $ 2,458     $ 1,080       $ 2,473
  Trade accounts receivable, less allowance for doubtful
     accounts of $1,706, $1,794, and $1,853,
     respectively.........................................   20,198      22,777        18,735
  Other receivables.......................................      307         220           612
  Prepaid expenses and other current assets...............    2,432       1,345         1,375
                                                            -------     -------       -------
          Total current assets............................   25,395      25,422        23,195

PROPERTY AND EQUIPMENT, net...............................    3,296       3,493         3,525

GOODWILL, net.............................................      501         376           344

CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net...............    5,574       6,233         6,446

DEFERRED TAXES............................................      728       1,048         1,149

DEPOSITS AND OTHER ASSETS.................................      373         337           404

                                                            -------     -------       -------
          Total assets....................................  $35,867     $36,909       $35,063
                                                            =======     =======       =======

        The accompanying notes are an integral part of these statements.

                       SYNON CORPORATION AND SUBSIDIARIES

             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     DECEMBER 31,        MARCH     PRO FORMA,
                                                                  -------------------     31,       MARCH 31
                                                                    1995       1996       1997        1997
                                                                  --------   --------   --------   ----------
                                                                                             (UNAUDITED)
CURRENT LIABILITIES:
  Trade accounts payable........................................  $  3,103   $  2,990   $  2,723
  Accrued expenses related to restructuring European operations,
     current portion............................................       338        154        137
  Other accrued expenses........................................     8,859      9,281      7,908
  Notes payable.................................................       675        380        297
  Capital lease obligations, current portion....................       489        396        324
  Deferred maintenance and other revenue........................    13,318     13,102     12,975
  Income taxes payable..........................................       308        382        335
                                                                  --------   --------   --------
          Total current liabilities.............................    27,090     26,685     24,699
CAPITAL LEASE OBLIGATIONS, net of current portion...............       396        352        283
ACCRUED EXPENSES RELATED TO RESTRUCTURING EUROPEAN OPERATIONS,
  net of current portion........................................       240        346        333
                                                                  --------   --------   --------
          Total liabilities.....................................    27,726     27,383     25,315
COMMITMENTS AND CONTINGENCIES
SERIES E MANDATORILY REDEEMABLE PREFERRED STOCK --
  par value $0.001 per share
     Authorized -- 1,666,667 shares
     Issued and outstanding -- 1,666,667 shares
     Preference in liquidation -- $5,000........................     5,000      5,000      5,000
                                                                  --------   --------   --------
STOCKHOLDERS' EQUITY:
  Convertible preferred stock:
     Series A -- par value $0.001 per share:
       Authorized -- 3,687,750 shares
       Issued and outstanding -- 2,687,750 shares
       Preference in liquidation -- $22,846.....................         3          3          3
     Series D -- par value $0.001 per share:
       Authorized -- 3,618,269 shares
       Issued and outstanding -- 3,618,269 shares
       Preference in liquidation -- $24,242.....................         4          4          4
  Undesignated series -- par value $0.001 per share:
       Authorized -- 5,000,000 shares pro forma
       Issued and outstanding -- no shares
  Common stock -- par value $0.001 per share:
       Authorized -- 25,000,000 shares (50,000,000 shares pro
       forma)
       Issued -- 3,434,325, 3,466,091 and 3,466,291 shares at
       December 31, 1995 and 1996 and March 31, 1997,
       respectively (          shares pro forma)
       Outstanding -- 3,421,453, 3,453,219 and 3,453,419 shares
       at December 31, 1995 and 1996 and March 31, 1997,
       respectively (          shares pro forma)................         3          3          3            8
  Less: Treasury stock at cost -- 12,872 shares.................       (47)       (47)       (47)         (47)
  Additional paid-in capital....................................    25,593     25,906     25,907       43,030
  Deferred compensation.........................................        --       (219)      (208)        (208)
  Accumulated deficit...........................................   (22,107)   (20,968)   (20,907)     (33,028)
  Cumulative foreign currency translation adjustment............      (308)      (156)        (7)          (7)
                                                                  --------   --------   --------     --------
          Total stockholders' equity............................     3,141      4,526      4,748        9,748
                                                                  --------   --------   --------     --------
          Total liabilities and stockholders' equity............  $ 35,867   $ 36,909   $ 35,063
                                                                  ========   ========   ========

        The accompanying notes are an integral part of these statements.

                       SYNON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                                          THREE MONTHS ENDED
                                      YEARS ENDED DECEMBER 31,                MARCH 31,
                                ------------------------------------   ------------------------
                                   1994         1995         1996         1996          1997
                                ----------   ----------   ----------   ----------    ----------
                                                                             (UNAUDITED)
REVENUES:
  License.....................  $   23,313   $   21,989   $   21,801   $    3,471    $    4,476
  Maintenance.................      18,848       21,053       21,321        5,384         5,352
  Services....................      23,219       27,740       33,009        8,161         8,644
                                ----------   ----------   ----------   ----------    ----------
                                    65,380       70,782       76,131       17,016        18,472
                                ----------   ----------   ----------   ----------    ----------
COST OF REVENUES:
  License.....................       4,366        4,093        3,133          688           774
  Maintenance.................       4,251        5,188        5,984        1,481         1,530
  Services....................      17,351       21,635       26,885        6,774         6,634
                                ----------   ----------   ----------   ----------    ----------
                                    25,968       30,916       36,002        8,943         8,938
                                ----------   ----------   ----------   ----------    ----------
     Gross Profit.............      39,412       39,866       40,129        8,073         9,534
OPERATING EXPENSES:
  Sales and marketing.........      25,741       25,919       25,034        5,391         5,614
  Research and development....       4,104        4,942        5,922        1,569         1,485
  General and
     administrative...........       7,641        8,011        7,320        1,800         2,101
  Amortization of goodwill....         125          125          125           31            31
                                ----------   ----------   ----------   ----------    ----------
                                    37,611       38,997       38,401        8,791         9,231
                                ----------   ----------   ----------   ----------    ----------
     Operating income
       (loss).................       1,801          869        1,728         (718)          303
OTHER INCOME (EXPENSE):
  Interest income (expense),
     net......................        (282)        (185)         (47)          (9)            4
  Other income (expense),
     net......................         232          267         (162)         (18)         (225)
                                ----------   ----------   ----------   ----------    ----------
                                       (50)          82         (209)         (27)         (221)
                                ----------   ----------   ----------   ----------    ----------
     Income (loss) before
       income taxes...........       1,751          951        1,519         (745)           82
PROVISION (BENEFIT) FOR INCOME
  TAXES.......................         437          237          380         (186)           21
                                ----------   ----------   ----------   ----------    ----------
     Net income (loss)........  $    1,314   $      714   $    1,139   $     (559)   $       61
                                ==========   ==========   ==========   ==========    ==========
     Net income (loss) per
       common and common
       equivalent share.......  $     0.17   $     0.09   $     0.14   $    (0.15)   $     0.01
                                ==========   ==========   ==========   ==========    ==========
     Weighted average common
       and common equivalent
       shares outstanding.....   7,772,348    7,861,819    7,877,888    3,626,223     8,226,233
                                ==========   ==========   ==========   ==========    ==========

        The accompanying notes are an integral part of these statements.

                       SYNON CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                   SERIES A AND D
                 -------------------
                     CONVERTIBLE                                                                                        FOREIGN
                   PREFERRED STOCK        COMMON STOCK       ADDITIONAL    TREASURY STOCK                               CURRENCY
                 -------------------   -------------------    PAID-IN     ----------------    DEFERRED    ACCUMULATED  TRANSLATION
                   SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     SHARES   AMOUNT   COMPENSATION    DEFICIT    ADJUSTMENT
                 ----------   ------   ----------   ------   ----------   -------  -------  ------------  -----------  ----------
BALANCE AT
 DECEMBER 31,
 1993...........  6,306,019   $    7    3,366,919   $    3    $  25,505            $          $            $ (24,135)   $     (7)
  Exercise of
    stock
    options for
    cash........                           64,697       --           81
  Foreign
    currency
    translation
   adjustment...                                                                                                            (210)
  Net income....                                                                                               1,314
                  ---------   ------    ---------   ------      -------       ---  ------      -------      --------     -------
BALANCE AT
  DECEMBER 31,
  1994..........  6,306,019   $    7    3,431,616        3       25,586                                      (22,821)       (217)
  Exercise of
    stock
    options for
    cash........                            2,708       --            7
  Foreign
    currency
    translation
   adjustment...                                                                                                             (91)
  Purchase of
    treasury
    stock.......                                                          (12,872)    (47)
  Net income....                                                                                                 714
                  ---------   ------    ---------   ------      -------       ---  ------      -------      --------     -------
BALANCE AT
  DECEMBER 31,
  1995..........  6,306,019   $    7    3,434,324        3       25,593   (12,872)    (47)                   (22,107)       (308)
  Exercise of
    stock
    options for
    cash........                           31,767       --           93
  Foreign
    currency
    translation
   adjustment...                                                                                                             152
  Deferred
 compensation...                                                    220                           (220)
  Amortization
    of deferred
 compensation...                                                                                     1
  Net income....                                                                                               1,139
                  ---------   ------    ---------   ------      -------       ---  ------      -------      --------     -------
BALANCE AT
  DECEMBER 31,
  1996..........  6,306,019   $    7    3,466,091        3       25,906   (12,872)    (47)        (219)      (20,968)       (156)
  Exercise of
    stock
    options for
    cash........                              200       --            1
  Foreign
    currency
    translation
   adjustment...                                                                                                             149
  Amortization
    of deferred
 compensation...                                                                                    11
  Net income....                                                                                                  61
                  ---------   ------    ---------   ------      -------       ---  ------      -------      --------     -------
BALANCE AT MARCH
  31, 1997
  (unaudited)...  6,306,019   $    7    3,466,291   $    3    $  25,907   (12,872)    (47)    $   (208)    $ (20,907)   $     (7)
                  =========   ======    =========   ======      =======       ===  ======      =======      ========     =======
  Conversion of
    preferred
    series A to
    common
    shares...... (2,687,750)      (3)   1,343,875        2            1
  Conversion of
    preferred
    series D to
    common
    shares...... (3,618,269)      (4)   1,809,134        2            2
  Accretion of
    conversion
    consideration -- preferred
    Series D
    shares......                                                 12,121                                      (12,121)
  Conversion of
    preferred
    Series E
    mandatorily
    redeemable
    preferred
    shares to
    common
    shares......                          833,334        1        4,999
                  ---------   ------    ---------   ------      -------       ---  ------      -------      --------     -------
PRO FORMA
  BALANCE AT
  MARCH 31, 1997
  (unaudited)...                                    $    8    $  43,030   (12,872) $  (47)    $   (208)    $ (33,028)   $     (7)
                                                    ======      =======       ===  ======      =======      ========     =======

---------------
(1) Pro forma common stock outstanding and additional paid-in capital do not reflect the eventual reclassification from paid-in capital to par value relating to shares issuable as additional conversion consideration to holders of Preferred Stock. See Note 2.

        The accompanying notes are an integral part of these statements.

                       SYNON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,              MARCH 31,
                                                      -------------------------------     -------------------
                                                       1994        1995        1996        1996        1997
                                                      -------     -------     -------     -------     -------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)................................   $ 1,314     $   714     $ 1,139     $  (559)    $    61
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization.................     4,794       5,038       3,939       1,024         996
     Deferred income taxes.........................      (187)       (322)       (319)       (141)       (101)
     (Gain) loss on sale of property and
       equipment...................................        50          90          38          (9)        (11)
     Change in operating assets and liabilities:
     Trade accounts receivable.....................    (1,498)     (2,255)     (2,181)      1,851       3,461
     Other receivables, prepaid expenses and
       current assets..............................      (112)       (413)      1,176         171        (459)
     Trade accounts payable and accrued expenses...    (1,454)        817        (204)       (974)     (1,357)
     Deferred maintenance and other revenue........     1,909        (313)       (146)        367         238
     Income taxes receivable and payable...........        11         118          52        (178)        (32)
     Deposits and other assets.....................       (63)        122          28        (159)        (67)
                                                       ------      ------      ------      ------      ------
          Net cash provided by operating
            activities.............................     4,764       3,596       3,522       1,393       2,716
                                                       ------      ------      ------      ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............    (2,043)     (1,000)     (1,761)       (356)       (609)
  Proceeds from sale of property and equipment.....        79          88         162          33          16
  Capitalization of software development costs.....    (2,639)     (2,219)     (2,645)       (619)       (674)
  Loans to officers and stockholder, net...........       923          52          15          10          --
                                                       ------      ------      ------      ------      ------
          Net cash used for investing activities...    (3,680)     (3,079)     (4,229)       (932)     (1,267)
                                                       ------      ------      ------      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable..........        --          --         380         250          --
  Principal payments/proceeds on notes payable.....      (325)       (500)       (675)                    (83)
  Principal payments on capital lease
     obligations...................................    (1,285)       (877)       (517)       (138)       (119)
  Proceeds from sale of common stock and exercise
     of common stock options.......................        81           7          93           5           1
                                                       ------      ------      ------      ------      ------
          Net cash provided by (used for) financing
            activities.............................    (1,529)     (1,370)       (719)        117        (201)
                                                       ------      ------      ------      ------      ------
     EFFECT OF EXCHANGE RATE CHANGES ON CASH.......       (65)       (108)         48         101         132
                                                       ------      ------      ------      ------      ------
NET INCREASE (DECREASE) IN CASH....................      (510)       (961)     (1,378)        679       1,393
CASH AT BEGINNING OF PERIOD........................     3,929       3,419       2,458       2,458       1,080
                                                       ------      ------      ------      ------      ------
CASH AT END OF PERIOD..............................   $ 3,419     $ 2,458     $ 1,080     $ 3,137     $ 2,473
                                                       ======      ======      ======      ======      ======

        The accompanying notes are an integral part of these statements.

                       SYNON CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

     Synon Corporation and its subsidiaries (the "Company") is a leading provider of enterprise software application development tools and professional services.

     The Company operates through wholly owned (except as noted) subsidiaries: in North America through its U.S. subsidiary, Synon, Inc., and its Canadian subsidiary, Synon Canada Ltd.; in the United Kingdom through its U.K. subsidiaries, Synon Europe Ltd. and Synon Research Ltd.; in France through its French subsidiary, Synon France SARL; in Germany through its German subsidiary, Synon Germany GmBH; in Italy through its 65 percent-owned Italian joint venture, Synon Italy SRL; in Japan through its 51 percent-owned Japanese joint venture, Synon Japan Ltd.; in the Far East (other than Japan) through its 75 percent-owned Hong Kong joint venture, Synon Asia Ltd.; and in Australia through its Australian subsidiary, Synon Pty Ltd.

CONCENTRATION OF BUSINESS RISKS

     The market for the Company's products and services is characterized by intense competition, rapid technological developments, frequent new product introductions and evolving industry standards. Accordingly, the Company is required to continually improve the performance, features and reliability of its products and develop and maintain strategic relationships with larger companies.

     Historically, most of the Company's license revenues have been attributable to the Synon 2E product family. Beginning in 1995, a significant portion of the Company's license revenue has been attributable to the Obsydian product family. The Company expects the Obsydian product family to account for an increasingly significant portion of the Company's revenues for the foreseeable future.

     The Company operates in foreign countries located in Asia, Australia, Europe, North America and South America and is impacted by the economic and political stability of nations in these regions.

     In addition, as discussed in Note 12, the Company has excess space under long-term leases. While the space is currently subleased, the Company's ability to continue to sublease the space under economically satisfactory terms is subject to the impact of changing market conditions.

CONCENTRATION OF CREDIT RISK

     Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Concentration of credit risk related to accounts receivable is limited due to the varied customers comprising the Company's customer base and their dispersion across geographies. All cash and cash equivalents are with financial institutions with strong credit ratings, which minimizes the risk of loss due to nonpayment. The Company has not experienced any losses due to credit impairment related to its financial instruments.

SIGNIFICANT ACCOUNTING POLICIES

     Unaudited Pro Forma Information -- The accompanying interim balance sheet at March 31 1997, and the statements of operations and cash flows for the three months ended March 31, 1996 and 1997, together with the related notes, are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the financial condition of the Company at March 31, 1997, and the Company's results of operations and cash flows for the three months ended March 31, 1996 and 1997. Results for the three months ended March 31, 1997 are not necessarily indicative of results for the entire fiscal year.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     In conjunction with its proposed initial public offering (Note 17), all of the Company's outstanding convertible preferred stock will be converted into shares of common stock. The pro forma effect of these conversions, which is unaudited, has been reflected in the accompanying pro forma consolidated balance sheet assuming the conversion had occurred on March 31, 1997.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Synon Corporation and all of its subsidiaries and joint ventures.

     Revenue Recognition -- The Company generates revenues from licensing the rights to use its software products directly to end users and indirectly through value-added resellers (VARs). The Company also generates revenues from sales of post-contract support, consulting and training services performed for customers who license the Company's products.

     The Company recognizes revenues and records estimated warranty reserves from software license agreements with end users and VARs upon shipment of the software if there are no significant post-delivery obligations and if collection is probable. If a software license agreement provides for acceptance criteria that extend beyond the published specifications of the applicable product, then revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

     Customers who purchase post-contract support services under maintenance agreements have the right to receive unspecified product updates, upgrades and enhancements. Customers that do not purchase post-contract support must purchase product updates, upgrades and enhancements under separate agreements that are subject to the criteria of the Company's revenue recognition policy.

     Revenues from post-contract support services are recognized ratably over the term of the support period. If post-contract support services are included free or at a discount in a license agreement, such amounts are allocated out of the license fee at their fair market value based on the value established by independent sale of such post-contract support services to customers. Consulting revenues are primarily related to implementation services performed on a time and materials basis and fixed-price contracts under separate service arrangements related to the installation of the Company's software products and software development using the Company's software products. Revenues from consulting and training services are recognized as services are performed except for fixed-price contracts. Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the cost incurred to date, to estimated total costs for each contract. If a transaction includes both license and service elements, license fee revenue is recognized upon shipment of the software, provided services do not include significant customization or modification of the base product and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and the service elements are deferred until the acceptance criteria are met. In situations where there are undelivered elements that are critical to functionality of the software product, the entire license fee is deferred.

     Deferred revenues include software license fees and services that have been invoiced to the customer for which the revenue earnings process has not been completed.

     Use of Estimates -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Significant estimates made by management include revenue recognition under fixed-price contracts, determination of technological feasibility of software under development and related research and

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

development cost capitalization, as well as product life amortization periods for capitalized software costs.

     Supplemental Cash Flow Information -- During the years ended December 31, 1994, 1995 and 1996, and during the three months ended March 31, 1996 and 1997, the Company paid interest of approximately $412,000, $258,000, $125,000, $38,000 and $18,000, respectively, and income taxes of approximately $533,000, $177,000, $719,000, $188,000 and $186,000, respectively.

     During the years ended December 31, 1994, 1995 and 1996, and during the three months ended March 31, 1996 and 1997, capital lease obligations of approximately $676,000, $542,000, $333,000, $47,000 and $0, respectively, were incurred relating to the acquisition of property and equipment.

     Cash -- Cash and cash equivalents are stated at cost, which approximates market, and consist of short-term, highly liquid investments with original maturities of less than three months.

     Property and Equipment -- Property and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives, or related lease terms, if shorter, as follows:

                                                                       ESTIMATED
                                CLASSIFICATION                        USEFUL LIFE
            ------------------------------------------------------   --------------
            Computer hardware.....................................   3 to 6 years
            Computer software.....................................   3 to 5 years
            Leasehold improvements................................   1 to 8 years
            Furniture and fixtures................................   5 to 11 years
            Automobiles...........................................   4 to 5 years

     Capitalized Software Development Costs -- The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards
(SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The costs of software development are capitalized from the date at which the technological feasibility of a product is established. Capitalization of development costs ceases and amortization begins when a product is available for general release to customers. Amortization is computed separately for each product using the straight-line method over an estimated useful life of up to five years (see Note 4).

     Goodwill -- Goodwill relates to the acquisition of Synon Consulting, Inc. in 1990 and is being amortized on a straight-line basis over its estimated useful life of 10 years. Periodically, goodwill is evaluated for indications of impairment in its value. If impairment exists, a write-down to the net realizable value is recorded. No such write-down occurred during the years ended December 31, 1994, 1995 or 1996, or in the three months ended March 31, 1997. Accumulated amortization at December 31, 1995 and 1996 and at March 31, 1997 was approximately $9,849,000, $9,974,000 and $10,005,000, respectively.

     Stock Split -- In June 1997, the Company will effect a 1-for-2 reverse stock split of its common stock (Note 17). All common stock and option data in the accompanying consolidated financial statements for all periods presented have been retroactively adjusted to reflect the stock split.

     Cost of License Revenue -- Cost of license revenue includes royalties on third-party products, materials costs, and amortization of capitalized software development costs.

     Cost of Maintenance Revenue -- Cost of maintenance revenue consists primarily of compensation and other costs for customer support personnel, related facilities and equipment costs, third party royalties related to maintenance revenue, and materials costs of product updates and new releases provided to customers.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     Cost of Services Revenue -- Cost of services revenue consists primarily of compensation and other costs for personnel providing education, consulting and application development services, related facilities and equipment costs and travel costs related to services engagements.

     Income Taxes -- The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period-end. Income tax benefits have been recorded for net operating loss carryforwards, tax credit carryforwards and net deferred tax assets except as disclosed in Note 9. A valuation allowance is placed on the deferred tax assets to reduce them to their net realizable value.

     Foreign Currency Translation -- The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are included in equity as a cumulative foreign currency translation adjustment, a separate component of stockholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings. Foreign exchange transaction gains and losses of $216,000, $227,000, $(167,000), $(18,000) and $(225,000) are included in the consolidated statements of operations for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and March 31, 1997, respectively.

     Net Income (Loss) per Common and Common Equivalent Share -- Net income
(loss) per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding (using the treasury stock method). Common equivalent shares from preferred stock and stock options are excluded from the computation if their effect is antidilutive. Pursuant to the Securities and Exchange Commission (SEC) Staff Accounting Bulletins, stock options and warrants issued during the 12-month period prior to the proposed initial public offering at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method).

     Adoption of Accounting Pronouncements -- For the year ended December 31, 1997, the Company will report its Earnings per Share (EPS) based upon the recently issued Statement of Financial Accounting Standards No. 128 (SFAS No.
128), "Earnings per Share". The pro forma effect of this accounting change on the quarter ended March 31, 1997 is:

                Primary EPS as reported..............................  $ .01
                Pro forma effect of SFAS No. 128.....................  $ .01
                Basic EPS pro forma..................................  $ .02
                Fully diluted EPS as reported........................  $ .01
                Pro forma effect of SFAS No. 128.....................  $ .00
                Diluted EPS pro forma................................  $ .01

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of" beginning January 1, 1996. The Company also adopted SFAS No. 123, "Accounting for Stock-Based Compensation," beginning January 1, 1996. The adoption of these pronouncements did not have a material impact on the consolidated financial statements of the Company taken as a whole.

     Reclassifications -- Certain reclassifications have been made to prior years' consolidated financial statements in order to conform to the current year presentation.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

2. PREFERENCES AND RESTRICTIONS RELATED TO STOCKHOLDERS' EQUITY:

     Preferred stockholders are entitled to dividends only when and if declared by the Board of Directors.

     Preferred stock is subject to certain preferences upon liquidation of the Company, or upon merger or acquisition of the Company if not exempted by a two-thirds vote of the Board of Directors.

     Each preferred and common share is entitled to one vote, except with respect to certain corporate events.

     Each share of Series A and Series E preferred stock is convertible into common stock on a share-for-share basis. Each share of Series D preferred stock is convertible into one share of common stock plus $3.35 in cash (or at the option of the Company, equity securities of the Company with an agreed-upon or appraised market value of $3.35 per share). It is management's intention to satisfy the conversion premium by issuing common stock. The pro forma consolidated balance sheet as of March 31, 1997 reflects accretion of $12,121,000 related to the conversion of Series D preferred stock, as well as
issuance of           conversion premium shares at an assumed initial public
offering price of        per share. The holders of Series D preferred stock may
convert their shares into shares of common stock upon the sale, merger or liquidation of the Company or upon the consummation of an initial public offering as described below. Conversion of Series A, D and E preferred stock is automatic in the event of a public sale of common stock at not less than $10.00 per share and not less than $10 million in gross proceeds.

     Certain of the Company's stockholders have the right of first refusal to purchase any new stock issued by the Company (with certain exceptions, such as stock issued under the Company's stock option plans). This right will terminate on the closing of the proposed Offering. (Note 16)

     In August 1992, IBM purchased 1,666,667 shares of Series E Preferred stock at $3.00 per share. Under the stock purchase agreement, IBM has a right of first refusal with respect to change in control transactions. In addition, under certain circumstances, including a change in the Company's business, IBM may put its 1,666,667 shares to the Company at the greater of a price of $3.00 per share or the then-fair-market value of the shares. Notwithstanding the above, IBM may require redemption of one-third of its shares on each of August 31, 1997, 1998
and 1999 at the then-fair-market value of the shares. On May   , 1997, the
Company and IBM entered into an amendment pursuant to which IBM agreed to the automatic termination of these rights effective and contingent upon the closing of the Offering.

     The Company and certain of the Company's stockholders also have the right of first refusal to purchase any stock offered for sale by stockholders to any person who, upon purchase of the shares, would own more than 10 percent of the voting power of the Company. This right is expected to terminate upon the closing of the Offering.

     Certain of the Company's common stockholders have demand registration rights and piggyback registration rights.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

3. PROPERTY AND EQUIPMENT:

     The components of property and equipment are (in thousands):

                                                          DECEMBER 31,          MARCH
                                                       -------------------       31,
                                                        1995        1996        1997
                                                       -------     -------     -------
        Computer hardware and software..............   $ 7,012     $ 8,118     $ 8,295
        Leasehold improvements......................     1,688       1,062       1,162
        Furniture and fixtures......................     2,441       2,809       2,713
        Automobiles.................................     1,333       1,302       1,208
                                                        ------      ------      ------
                                                        12,474      13,291      13,378
        Less -- Accumulated depreciation and
          amortization..............................    (9,178)     (9,798)     (9,853)
                                                        ------      ------      ------
                                                       $ 3,296     $ 3,493     $ 3,525
                                                        ======      ======      ======

4. CAPITALIZED SOFTWARE DEVELOPMENT COSTS:

     Capitalized software development expenditures, net of write-offs, were approximately $2,639,000, $2,219,000 and $2,645,000 for the years ended December 31, 1994, 1995, and 1996, respectively, and $619,000 and $674,000 for the three months ended March 31, 1996 and March 31, 1997, respectively. Accumulated amortization was approximately $7,999,000, $10,106,000 and $10,513,000 at December 31, 1995 and 1996 and at March 31, 1997, respectively. Amortization expense for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997 was approximately $2,070,000, $2,527,000, $1,986,000, $544,000 and $460,000, respectively.

5. OTHER ACCRUED EXPENSES:

     Other accrued expenses consisted of the following (in thousands):

                                                           DECEMBER, 31
                                                         -----------------     MARCH 31,
                                                          1995       1996        1997
                                                         ------     ------     ---------
        Third-party royalties and fees................   $  822     $  621      $   509
        Commissions and bonuses.......................    2,277      2,655        1,605
        Taxes other than income.......................    1,461      1,284        1,184
        Accrued vacation pay..........................      947      1,000        1,045
        Accrued consultants fees......................    1,286      1,487        1,465
        Accrued distributor and finders fees..........      639        709          459
        Other accrued expenses........................    1,427      1,525        1,641
                                                         ------     ------       ------
                                                         $8,859     $9,281      $ 7,908
                                                         ======     ======       ======

6. LINE OF CREDIT:

     In 1996, the Company renewed a line of credit agreement (the 1996 Agreement) originally signed in 1994 (the 1994 Agreement) with a bank that permits the Company to borrow up to $4,000,000 but not to exceed 70 percent of eligible accounts receivable. Balances outstanding under the line accrue interest at a rate of 1.25 percent above the bank's prime rate (8.25 percent at December 31, 1996). The line of credit is secured by substantially all of the Company's assets, and expires July 14, 1997. The Company is subject to certain financial and non-financial covenants under the agreement, including the maintenance of quick ratio, additional quick ratio, debt-to-equity ratio and profitability requirements. As of December 31, 1996 and March 31, 1997, the Company was not in compliance with certain of these covenants. Waivers were obtained from the bank for these violations. No borrowings were made under the agreement in 1995 or 1996.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

7. NOTES PAYABLE:

     The Company entered into a development incentive agreement with IBM, a related party, in September 1990, whereby IBM agreed to lend the Company up to $1,500,000 for qualified research and development expenditures. This loan was interest free and repayable in quarterly installments between March 31, 1992, and December 31, 1994. In connection with IBM's purchase of the Company's Series E preferred stock, IBM deferred the payment dates on this note to begin on March 31, 1994. These payment requirements were quarterly, with increasing principal from $65,000 due on March 31, 1994, to $185,000 due on December 31, 1996.
Interest accrued from January 1, 1994 at 8 percent and was due quarterly. The remaining unpaid principal balance on the note at December 31, 1995, was $675,000. The note was paid in full by December 31, 1996.

     At December 31, 1996 notes payable in the accompanying consolidated balance sheet consisted of equipment financing and development funding advances.

8. LEASES:

     The Company is obligated under leases for certain facilities and equipment with remaining terms ranging from 1 to 18 years.

     Rental expense (under operating leases) was approximately $3,634,000, $3,671,000 and $3,676,000 for the years ended December 31, 1994, 1995 and 1996 respectively, and $864,000 and $912,000 for the three months ended March 31, 1996 and 1997, respectively. In connection with these leases, the Company pays all insurance, maintenance and repairs on the related properties.

     At December 31, 1995 and 1996 and at March 31, 1997, total assets under capital lease obligations were approximately $1,981,000, $2,108,000 and $2,004,000, respectively. Accumulated amortization of assets under capital lease obligations was $961,000, $1,214,000 and $1,205,000 as of December 31, 1995 and
1996 and at March 31, 1997, respectively.

     Future minimum payments under leases with initial noncancelable lease terms in excess of one year at December 31, 1996, are as follows (in thousands):

                              YEAR ENDING                      CAPITAL     OPERATING
                              DECEMBER 31                      LEASES       LEASES
            ------------------------------------------------   -------     ---------
               1997.........................................    $  454      $ 3,220
               1998.........................................       369        2,835
               1999.........................................        33        2,321
               2000.........................................         0        1,742
               2001.........................................         0        1,003
               Thereafter...................................         0        4,564
                                                                 -----      -------
                      Total future minimum lease payments...       856      $15,685
                                                                 =====      =======
            Less:
              Amounts representing executory costs..........        (2)
              Amounts representing interest (at an average
                 rate of 13 percent)........................      (106)
                                                                 -----
                 Present value of future minimum lease
                   payments.................................       748
            Current portion.................................      (396)
                                                                 -----
            Long-term portion...............................    $  352
                                                                 =====

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     Excluded from operating lease commitments above are commitments related to excess space in three offices located in the United Kingdom (see Note 12).

9. INCOME TAXES:

     The provision for income taxes consists of the following (in thousands) :

                                                             1994     1995      1996
                                                             ----     ----     ------
        Domestic:
          Current.........................................   $264     $415     $  402
          Deferred........................................   (187)    (322)      (319)
                                                             ----     ----       ----
                  Total domestic..........................     77       93         83
                                                             ----     ----       ----
        International:
          Current.........................................    360      501      1,036
          Deferred........................................     --       --         --
          Benefit of loss carryforwards...................     --     (357)      (739)
                                                             ----     ----       ----
                  Total international.....................    360      144        297
                                                             ----     ----       ----
                  Provision for income taxes..............   $437     $237     $  380
                                                             ====     ====       ====

     Deferred tax assets (liabilities) consist of the following as of December 31 (in thousands):

                                                                   1995        1996
                                                                  -------     -------
        Foreign tax and general business credits...............   $ 1,316     $ 1,148
        Net operating loss carryforwards.......................     3,028       2,131
        Deferred tax assets -- timing differences..............     1,825       2,022
        Deferred tax liabilities -- timing differences.........    (1,484)     (1,537)
        Valuation allowance....................................    (3,957)     (2,716)
                                                                  -------     -------
                  Net deferred tax assets......................   $   728     $ 1,048
                                                                  =======     =======

     The valuation allowance relates to net operating loss carryforwards and tax credit carryforwards, the realization of which is uncertain.

     The difference between the provision for income taxes and income taxes computed using the U.S. federal income tax rate was as follows:

                                                   1994                   1995                   1996
                                            ------------------     ------------------     ------------------
                                            AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT
                                            ------     -------     ------     -------     ------     -------
                                                           (IN THOUSANDS EXCEPT PERCENTAGES)
Tax expected at U.S. statutory tax
  rate...................................    $595         34%       $324         34%       $517         34%
Foreign losses not benefitable...........     231         13         108         11         564         37
Goodwill amortization....................      43          2          40          4          40          3
Utilization of net operating loss
  carryforward...........................    (345)      (20)        (357)      (38)        (739)      (48)
Benefit of foreign tax credit............    (350)      (20)        (315)      (33)        (485)      (32)
Foreign withholding taxes................     105          7         208         22         280         18
Difference between foreign and federal
  income tax rates.......................      81          5         210         22         140          9
State taxes..............................      77          4          28          3          51          3
Other....................................       0          0          (9)         0          12          1
                                             ----        ---        ----        ---        ----        ---
    Total tax provision..................    $437         25%       $237         25%       $380         25%
                                             ====        ===        ====        ===        ====        ===

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     The Company has approximately $6,267,000 of tax net operating loss carryforwards at December 31, 1996 which expire as follows:

   COUNTRY                  EXPIRING THROUGH                 AMOUNT
-------------    ---------------------------------------   ----------
Australia        Indefinite.............................   $2,150,000
Canada           2000...................................       42,000
Germany          Indefinite.............................      986,000
Japan            2001...................................    1,016,000
France           2001...................................    1,106,000
Hong Kong        Indefinite.............................      967,000
                                                           ----------
                                                           $6,267,000
                                                           ==========

     At December 31, 1996, the Company had U.S. alternative minimum tax credit carryforwards, U.S. general business credit carryforwards, and foreign tax credit carryforwards of approximately $283,000, $560,000 and $305,000, respectively. The general business credit begins to expire in 2004. The foreign tax credits expire in 1997 and 1998.

     These net operating loss carryforwards and credit carryforwards are available only to offset future taxable income of the related subsidiary, if any. Special limitations exist under the tax law that may restrict the utilization of these net operating loss carryforwards and credits carryforwards including completion of the initial public offering discussed in Note 17.

     The Company expects its effective tax rate to increase after it utilizes its tax benefit carryovers.

10. SEGMENT INFORMATION:

     The Company operates in one industry segment: developing, marketing and supporting software application development tools used to develop, deploy and maintain high-end software applications. The distribution of revenues, operating income (loss) and identifiable assets by major geographic area for the years ended December 31, 1994, 1995 and 1996 is as follows (in thousands):

                                                       1994        1995        1996
                                                      -------     -------     -------
        Revenues:
          North America.............................. $40,747     $43,917     $48,736
          Europe.....................................  23,346      26,770      27,601
          Rest of World..............................   8,090       7,724       7,741
          Eliminations...............................  (6,803)     (7,629)     (7,947)
                                                      -------     -------     -------
                  Total Revenues..................... $65,380     $70,782     $76,131
        Operating Income (Loss):
          North America.............................. $ 2,124     $ 1,601     $ 1,831
          Europe.....................................    (504)       (400)       (259)
          Rest of World..............................     181        (332)        156
                                                      -------     -------     -------
                  Total Operating Income (Loss)...... $ 1,801     $   869     $ 1,728
        Identifiable Assets:
          North America.............................. $19,769     $19,425     $20,775
          Europe.....................................  12,187      14,017      13,879
          Rest of World..............................   3,351       2,425       2,255
                                                      -------     -------     -------
                  Total Identifiable Assets.......... $35,307     $35,867     $36,909

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     North America operating profits include certain marketing, product management and general and administrative expenses which may be attributable to worldwide operations but which are not reasonably allocable. Revenues and operating income include intercompany royalties paid by the Company's operating subsidiaries for rights to technology developed by the parent company in North America or other subsidiaries. The majority of the Company's research and development is performed in its North America segment which includes the Company's corporate functions. Accordingly, approximately $5.7 million, $7.5 million and $8.0 million in net royalties were paid to the North America segment during 1994, 1995 and 1996, respectively, by the other operating segments. Capitalized research and development costs net of accumulated amortization are included in identifiable assets for North America.

11. EMPLOYEE STOCK OPTION PLANS:

OPTION PLANS

     1990 Stock Option Plan -- The Company's 1990 Stock Option Plan (the "1990 Plan") provides for the grant of incentive stock options and nonstatutory stock options to employees of the Company. As of December 31, 1996 and March 31, 1997, options to purchase an aggregate of 1,367,993 and 1,347,930 shares of common stock, respectively, were outstanding under the 1990 Plan. Vesting under the 1990 Plan ranges from twenty-four to sixty months.

     Executive Share Option Scheme -- The Company's Executive Share Option Scheme provides for the grant of nonstatutory stock options to full-time employees and directors of the Company or any of its subsidiaries. As of December 31, 1996 and March 31, 1997, options to purchase an aggregate of 17,300 and 18,800 shares of common stock, respectively, were outstanding under the Executive Share Option Scheme. Vesting under the Executive Share Option Scheme occurs over a three year period.

STOCK BASED COMPENSATION

     The Company accounts for these plans under APB Opinion No. 25, under which $220,000 was charged to deferred compensation during the year ended December 31, 1996 because certain options were granted at below the then fair market value of the common stock. This deferred compensation is being amortized over the vesting period of the related options. No other compensation cost has been recognized under APB Opinion No. 25 as options have been granted at an option exercise price equal to the market value of common stock as determined by the Board of Directors on the date of grant.

     Had compensation cost for the plans been determined consistent with SFAS No. 123, the Company's net income (loss) would have been changed to the following pro forma amounts:

                                                                       THREE MONTHS
                                                   YEAR ENDED              ENDED
                                                  DECEMBER 31,           MARCH 31,
                                                -----------------    -----------------
                                                 1995      1996       1996       1997
                                                ------    -------    ------     ------
        Net Income (Loss)
          As Reported.......................    $  714    $ 1,139    $ (559)    $   61
          Pro Forma.........................    $  648    $   965    $ (596)    $   (2)
        Earnings (Loss) Per common and
          common equivalent share
          As Reported.......................    $ 0.09    $  0.14    $(0.15)    $ 0.01
          Pro Forma.........................    $ 0.08    $  0.12    $(0.16)    $(0.00)

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     A summary of the status of the Company stock option plans at December 31, 1994, 1995, 1996 and at March 31, 1997 and changes during the periods then ended is presented in the table and narrative below:

                                                                                          WEIGHTED
                                                            WEIGHTED                    AVERAGE FAIR
                                                            AVERAGE     EXERCISABLE       VALUE OF
                                               OPTION       EXERCISE     AT END OF        OPTIONS
                                               SHARES        PRICE        PERIOD          GRANTED
                                              ---------     -------     -----------     ------------
Outstanding at December 31, 1994............. 1,316,780      $2.88          706,564
  Granted....................................   116,750       3.60                         $ 2.06
  Exercised..................................    (2,708)      2.86
  Canceled...................................  (184,645)      2.96
                                              ---------      -----
Outstanding at December 31, 1995............. 1,246,177       2.94          925,477
  Granted....................................   421,250       3.60                         $ 2.46
  Exercised..................................   (31,767)      2.90
  Canceled...................................  (250,367)      3.32
                                              ---------      -----
Outstanding at December 31, 1996............. 1,385,293       3.06          873,100
  Granted....................................    70,500       5.40                         $ 3.06
  Exercised..................................      (200)      3.60
  Canceled...................................   (88,863)      3.28
                                              ---------      -----
Outstanding at March 31, 1997................ 1,366,730       3.16          910,763
                                              =========      =====

     Options outstanding at December 31, 1996 and March 31, 1997 are comprised of the following:

                        DECEMBER 31, 1996                                             MARCH 31, 1997
-----------------------------------------------------------------     -----------------------------------------------
                                  REMAINING                                                             REMAINING
                  EXERCISE     WEIGHTED AVERAGE                                         EXERCISE     WEIGHTED AVERAGE
OPTION SHARES      PRICE       CONTRACTUAL LIFE     VESTED SHARES     OPTION SHARES      PRICE       CONTRACTUAL LIFE
-------------     --------     ----------------     -------------     -------------     --------     ----------------
     51,168         0.90           47 months            51,168             51,168         0.90           44 months
    828,488         2.86           73 months           750,969            791,925         2.86           71 months
    505,637         3.60          106 months            70,963            453,137         3.60          103 months
                                                                           70,500         5.40          118 months
                                                                         --------
  1,385,293                                            873,100          1,366,730
                                                                         ========

-------------
OPTION SHARES  VESTED SHARES
-------------  -------------
     51,168        51,168
    828,488       741,124
    505,637       118,471
                       --
  1,385,293       910,763

     There are 114,904 options available for grant under the plans at December 31, 1996.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: risk-free weighted average interest rates of 6.5 and 6.2 percent; expected dividend yield of zero percent; expected life of 5 years from the grant date; expected volatility of 58 percent.

12. EXPENSES RELATED TO RESTRUCTURING EUROPEAN OPERATIONS:

     In 1990, the Company began reorganizing its activities in Europe in order to reduce overhead costs. Two offices were closed and certain space in other offices was vacated, resulting in excess space under lease agreements which expire December 1999 through December 2014. These facilities are currently subleased to third parties for periods less than the lease term for which the Company is obligated. The maximum undiscounted and discounted obligations for this excess space, net of sublease income as of December 31, 1996, assuming all contractual sublease break clauses are exercised, are approximately $16.6 million and $7.7 million, respectively, at December 31, 1996. The net maximum undiscounted and discounted obligations for excess space, assuming that no sublease break clauses are exercised, are $5.3 million and $2.5 million, respectively, at December 31, 1996. As of December 31, 1996, the accrual

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

for excess space related to the reorganization was approximately $500,000. Given the improvement in the U.K. rental market and recent successes in subletting space, management believes that the accrual at December 31, 1996 is sufficient. However, there can be no assurance that the rental market will not be negatively impacted in the future.

13. RELATED-PARTY TRANSACTIONS:

     The Company and IBM, a related party, have entered into several marketing agreements. For the years ended December 31, 1994, 1995 and 1996 and the quarters ended March 31, 1996 and 1997, the Company incurred marketing expenses under these agreements of $237,000, $188,000, $32,000, $(68,000) and $25,000,
respectively. Fees payable to IBM as of December 31, 1995 and 1996 and the quarter ended March 31, 1997 were $378,000, $47,000, and $63,000, respectively, and are included in other accrued expenses in the accompanying consolidated balance sheets.

     In 1993 and 1996, the Company and IBM entered into development agreements. Under the 1993 agreement, IBM advanced the Company $200,000 toward the development of a software product. As of December 31, 1996, the Company had recognized all revenue under this agreement. Under the 1996 agreement, IBM has agreed to advance the Company up to $200,000 for the joint development of a software product. As of December 31, 1996, the Company had received $140,000, all of which is included in deferred revenue in the accompanying consolidated balance sheet.

     The Company has entered into an agreement to pay a stockholder and a developer of the Obsydian technology a collective commission of 3 percent through December 31, 1996 and of 1.5 percent after December 31, 1996 on Obsydian license and maintenance revenue. Royalties earned by these individuals in the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997 were approximately $66,000, $205,000, $301,000, $47,000 and $42,000, respectively. Royalties accrued at December 31, 1995 and 1996 and March 31, 1997 were $146,000, $184,000, and $114,000, respectively.

14. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into employment agreements with three key employees providing for the payment of up to one year's salary and certain bonus amounts in the event of termination or a change in control of the Company.

15. RETIREMENT PLAN:

     The Company participates in an employee savings and retirement 401(k) plan which covers all full-time employees who are at least 21 years of age. Employees may elect to contribute up to 15% of their compensation (subject to statutory limitations) to the Plan. The Company, at its discretion, may provide a matching contribution in an amount as determined by the Board of Directors. To date the Company has made no matching contributions.

16. LITIGATION:

     The Company is involved in various litigation matters arising during the normal course of its business. The Company intends to defend these matters, and it is management's opinion that the ultimate outcome of these matters will not have a material adverse effect on the Company's operations or financial position.

                       SYNON CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED.)

17. SUBSEQUENT EVENTS:

PROPOSED OFFERING

     In May, 1997, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission offering its common stock to the public. In conjunction with the Registration, the Board of Directors authorized, subject to stockholder approval in June 1997, a one-for-two reverse stock split of the Company's common stock.

OPTION AND PURCHASE PLANS

     In May, 1997, the Board of Directors authorized, subject to stockholder approval in June 1997, the 1997 Incentive Stock Option Plan, the 1997 Employee Stock Purchase Plan and the 1997 Director Stock Option Plan. A total of 1,500,000 shares, 400,000 shares, and 175,000 shares have been reserved for issuance under these Plans, respectively. Each of these Plans provides for an annual increase in the number of shares reserved for issuance.

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH THE INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Consolidated Financial
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   30
Management............................   47
Certain Transactions..................   56
Principal and Selling Stockholders....   59
Description of Capital Stock..........   62
Shares Eligible for Future Sale.......   65
Underwriting..........................   67
Legal Matters.........................   68
Experts...............................   68
Additional Information................   69
Index to Financial Statements.........  F-1

                            ------------------------

UNTIL                     , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE
OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                  SHARES

SYNON
CORPORATION

COMMON STOCK
($.001 PAR VALUE)

LOGO
SALOMON BROTHERS INC

VOLPE BROWN WHELAN &
COMPANY

PROSPECTUS

DATED             , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

    SEC Registration Fee......................................................  $13,940
    NASD Filing Fee...........................................................    5,100
    Nasdaq National Market Listing Fee........................................    5,000
    Printing Fees and Expenses................................................     *
    Legal Fees and Expenses...................................................     *
    Accounting Fees and Expenses..............................................     *
    Blue Sky Fees and Expenses................................................     *
    Transfer Agent and Registrar Fees.........................................  10,000
    Miscellaneous.............................................................     *
                                                                                 ------
              Total...........................................................  $*
                                                                                 ======

---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since May 22, 1994, the Registrant has issued and sold 156,338 shares of its Common Stock to employees for an aggregate amount of $159,648.08 pursuant to the exercise of options under its 1990 Stock Option Plan and Executive Share Option Scheme.

     The share amounts set forth above take into account the one-for-two reverse stock split that will be effective prior to the closing of the offering contemplated by this Registration Statement.

     The sales of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

     The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

      *1.1      Form of Underwriting Agreement.
       3.1      Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 16, 1991, as amended by a Certificate of
                Amendment filed on August 30, 1991 and a Certificate of Amendment filed on
                August 28, 1992.
       3.2      Form of Certificate of Amendment of Certificate of Incorporation to be filed with the Secretary of State of Delaware.
       3.3      Form of Amended and Restated Certificate of Incorporation to be filed after the closing of this Offering made under this Registration Statement.
       3.4      Amended and Restated Bylaws.
      *4.1      Specimen Common Stock Certificate.
      *4.2      Third Amended and Restated Stockholders' Agreement dated as of June   ,
                1994.
       4.3      Stock Purchase Agreement dated as of August 28, 1992 between the Registrant and International Business Machines Corporation, as amended on May 28, 1997.
      *5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to
                the legality of the securities being registered.
       9.1      See Exhibit 4.2.
       9.2      See Exhibit 4.3.
      10.1      Form of Indemnification Agreement for directors and officers.
      10.2      1990 Stock Option Plan and form of agreement thereunder.
      10.3      Rules of the Executive Share Option Scheme and forms of offer and acceptance letters thereunder.
      10.4      1997 Incentive Stock Plan and form of agreement thereunder.
      10.5      1997 Employee Stock Purchase Plan and forms of participation agreement thereunder.
      10.6      1997 Director Option Plan and form of agreement thereunder.
      10.7      See Exhibit 4.2.
      10.8      See Exhibit 4.3.
      10.9      Series D Preferred Stock Purchase Agreement dated as of July 16, 1991.
      10.10     Employment Agreement between the Registrant and Richard H. Goldberg dated
                September 17, 1992, as amended on December 7, 1992.
      10.11     Termination Agreement between the Registrant and Duncan Moore dated January
                28, 1997.
      10.12     Employment Agreement between the Registrant and Paul K. Wilde dated as of
                March 27, 1991, as amended on March 29, 1991, December 10, 1992 and January
                14, 1993.
      10.13     Employment Agreement between the Registrant and William R. Yeack dated
                January 2, 1996.
      10.14     Employment Agreement between the Registrant and Simon Williams dated July
                28, 1994.
      10.15     Employment Agreement between the Registrant and Melinda Horton dated July
                28, 1994.
      10.16     Offer Letter from the Registrant to John F. Rockart dated April 14, 1993.

      10.17     Security Agreement between the Registrant and Paul K. Wilde dated as of
                September 24, 1992.
      10.18     Full Recourse Promissory Note from Paul K. Wilde to the Registrant dated
                September 24, 1992.
      10.19     Employment Agreement between the Registrant and Kevin Kilroy dated May 15,
                1997.
      10.20     Agreement Related to the Sale and Purchase of the Entire Issued Share
                Capital of Dysys Limited, dated as of September 15, 1992.
      10.21     Development Incentive Agreement dated as of September 27, 1990 between
                Synon, Inc. and International Business Machines Corporation.
     +10.22     IBM Developer Agreement and Statement of Work dated as of December 20, 1996 between the Registrant and International Business Machines Corporation.
     +10.23     Software Vendor Marketing Programs Agreement dated as of March 7, 1997 between the Registrant and International Business Machines Corporation.
     +10.24     Non Exclusive International Distributorship Agreement dated January 8, 1996 between Synon Deutschland GmbH and CGI Informatik GmbH.
     +10.25     Agreement dated April 1, 1997 between the Registrant and International
                Business Machines Corporation relating to the joint development of class libraries.
      10.26     Form of Synon/2E Software License Agreement.
      10.27     Form of Obsydian Software License Agreement.
      10.28     Lease Agreements as amended, between Synon, Inc. and Lincoln Property
                Company N.C., Inc. for the Registrant's headquarters in Larkspur,
                California.
      10.29     Lease Agreements dated October 16, 1989, May 20, 1988, September 15, 1989 for the headquarters of Synon Europe Limited in London, United Kingdom.
     +10.30     CGI Systems Contractor Agreement dated August 30, 1996 between CGI Systems
                Inc. and Synon, Inc.
      10.31     Loan and Security Agreement dated as of March 17, 1994, as amended on June
                5, 1995 and July 15, 1996, by and among the Registrant, Synon, Inc. and
                Silicon Valley Bank.
      10.32     Intellectual Property Security Agreement dated as of March 17, 1994 by and among the Registrant, Synon, Inc. and Silicon Valley Bank.
      10.33     Notice of Stock Option Grant from the Registrant to Richard H. Goldberg.
      10.34     Notice of Stock Option Grant from the Registrant to Paul K. Wilde.
      10.35     Notice of Stock Option Grant from the Registrant to William R. Yeack.
      10.36     Notices of Stock Option Grant from the Registrant to William O. Grabe.
      10.37     Notice of Stock Option Grant from the Registrant to John F. Rockart.
      10.38     Notice of Stock Option Grant from the Registrant to Duncan Moore.
      10.39     Notice of Stock Option Grant from the Registrant to William R. Stuek.
      11.1      Calculation of earnings per share.
      21.1      List of Subsidiaries of the Registrant.
      23.1      Consent of Independent Auditors.
      23.2      Consent of Counsel (included in Exhibit 5.1).
      24.1      Power of Attorney (see page II-4).

---------------

  * To be filed by amendment.

  + Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

     (b) Financial Statement Schedules

[Schedule I     --  Marketable Securities-Other Investments
Schedule VIII   --  Valuation and Qualifying Accounts
Schedule IX     --  Short-term Borrowings
Schedule X      --  Supplementary Income Statement Information]

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Larkspur, State of California, on the 28th day of May, 1997.

                                          SYNON CORPORATION

                                          By     /s/ RICHARD H. GOLDBERG
                                            ------------------------------------
                                            Richard H. Goldberg, President, CEO
                                             and Chairman

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard H. Goldberg and Paul K. Wilde and each one of them, acting individually and without the other, as his or her attorney-in-fact, each with full power of substitution, for him and her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same Offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated

                   SIGNATURE                                 TITLE                    DATE
-----------------------------------------------   ----------------------------   --------------

            /s/ RICHARD H. GOLDBERG                President, Chief Executive      May 28, 1997
-----------------------------------------------   Officer and Chairman of the
              Richard H. Goldberg                            Board

               /s/ PAUL K. WILDE                     Vice President, Chief         May 28, 1997
-----------------------------------------------     Financial and Accounting
                 Paul K. Wilde                       Officer and Secretary

             /s/ WILLIAM O. GRABE                           Director               May 28, 1997
-----------------------------------------------
               William O. Grabe
             /s/ DAVID C. HODGSON                           Director               May 28, 1997
-----------------------------------------------
               David C. Hodgson

              /s/ JOHN F. ROCKART                           Director               May 28, 1997
-----------------------------------------------
                John F. Rockart

             /s/ WILLIAM M. STUEK                           Director               May 28, 1997
-----------------------------------------------
               William M. Stuek

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
                                                                                     NUMBERED
    EXHIBIT                               DESCRIPTION                                  PAGE
    --------    ----------------------------------------------------------------   ------------
      *1.1      Form of Underwriting Agreement
       3.1      Amended and Restated Certificate of Incorporation filed with the
                Secretary of State of Delaware on July 16, 1991, as amended by a
                Certificate of Amendment filed on August 30, 1991 and a
                Certificate of Amendment filed on August 28, 1992
       3.2      Form of Certificate of Amendment of Certificate of Incorporation
                to be filed with the Secretary of State of Delaware
       3.3      Form of Amended and Restated Certificate of Incorporation to be
                filed after the closing of this Offering made under this
                Registration Statement
       3.4      Amended and Restated Bylaws
      *4.1      Specimen Common Stock Certificate
      *4.2      Third Amended and Restated Stockholders' Agreement dated as of
                June   , 1994
       4.3      Stock Purchase Agreement dated as of August 28, 1992 between the
                Registrant and International Business Machines Corporation, as
                amended on May 28, 1997
      *5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                Corporation, as to the legality of the securities being
                registered
       9.1      See Exhibit 4.2
       9.2      See Exhibit 4.3
      10.1      Form of Indemnification Agreement for directors and officers
      10.2      1990 Stock Option Plan and form of agreement thereunder
      10.3      Rules of the Executive Share Option Scheme and forms of offer and acceptance letters thereunder
      10.4      1997 Incentive Stock Plan and form of agreement thereunder
      10.5      1997 Employee Stock Purchase Plan and forms of participation agreement thereunder
      10.6      1997 Director Option Plan and form of agreement thereunder
      10.7      See Exhibit 4.2
      10.8      See Exhibit 4.3
      10.9      Series D Preferred Stock Purchase Agreement dated as of July 16,
                1991
      10.10     Employment Agreement between the Registrant and Richard H.
                Goldberg dated September 17, 1992, as amended on December 7,
                1992
      10.11     Termination Agreement between the Registrant and Duncan Moore dated January 28, 1997
      10.12     Employment Agreement between the Registrant and Paul K. Wilde dated as of March 27, 1991, as amended on March 29, 1991,
                December 10, 1992 and January 14, 1993
      10.13     Employment Agreement between the Registrant and William R. Yeack dated January 2, 1996
      10.14     Employment Agreement between the Registrant and Simon Williams dated July 28, 1994

                                                                                   SEQUENTIALLY
                                                                                     NUMBERED
    EXHIBIT                               DESCRIPTION                                  PAGE
    --------    ----------------------------------------------------------------   ------------
      10.15     Employment Agreement between the Registrant and Melinda Horton dated July 28, 1994
      10.16     Offer Letter from the Registrant to John F. Rockart dated April
                14, 1993
      10.17     Security Agreement between the Registrant and Paul K. Wilde dated as of September 24, 1992
      10.18     Full Recourse Promissory Note from Paul K. Wilde to the
                Registrant dated September 24, 1992
      10.19     Employment Agreement between the Registrant and Kevin Kilroy dated May 15, 1997
      10.20     Agreement Related to the Sale and Purchase of the Entire Issued
                Share Capital of Dysys Limited, dated as of September 15, 1992
      10.21     Development Incentive Agreement dated as of September 27, 1990 between Synon, Inc. and International Business Machines
                Corporation
     +10.22     IBM Developer Agreement and Statement of Work dated as of
                December 20, 1996 between the Registrant and International
                Business Machines Corporation
     +10.23     Software Vendor Marketing Programs Agreement dated as of March
                7, 1997 between the Registrant and International Business
                Machines Corporation
     +10.24     Non Exclusive International Distributorship Agreement dated
                January 8, 1996 between Synon Deutschland GmbH and CGI
                Informatik GmbH
     +10.25     Agreement dated April 1, 1997 between the Registrant and
                International Business Machines Corporation relating to the joint development of class libraries
      10.26     Form of Synon/2E Software License Agreement
      10.27     Form of Obsydian Software License Agreement
      10.28     Lease Agreements as amended, between Synon, Inc. and Lincoln
                Property Company N.C., Inc. for the Registrant's headquarters in
                Larkspur, California
      10.29     Lease Agreements dated October 16, 1989, May 20, 1988, September
                15, 1989 for the headquarters of Synon Europe Limited in London,
                United Kingdom
     +10.30     CGI Systems Contractor Agreement dated August 30, 1996 between
                CGI Systems Inc. and Synon, Inc.
      10.31     Loan and Security Agreement dated as of March 17, 1994, as amended on June 5, 1995 and July 15, 1996, by and among the
                Registrant, Synon, Inc. and Silicon Valley Bank
      10.32     Intellectual Property Security Agreement dated as of March 17,
                1994 by and among the Registrant, Synon, Inc. and Silicon Valley
                Bank
      10.33     Notice of Stock Option Grant from the Registrant to Richard H.
                Goldberg.
      10.34     Notice of Stock Option Grant from the Registrant to Paul K.
                Wilde
      10.35     Notice of Stock Option Grant from the Registrant to William R.
                Yeack
      10.36     Notices of Stock Option Grant from the Registrant to William O.
                Grabe
      10.37     Notice of Stock Option Grant from the Registrant to John F.
                Rockart
      10.38     Notice of Stock Option Grant from the Registrant to Duncan Moore

                                                                                   SEQUENTIALLY
                                                                                     NUMBERED
    EXHIBIT                               DESCRIPTION                                  PAGE
    --------    ----------------------------------------------------------------   ------------
      10.39     Notice of Stock Option Grant from the Registrant to William R.
                Stuek
      11.1      Calculation of earnings per share
      21.1      List of Subsidiaries of the Registrant
      23.1      Consent of Independent Auditors
      23.2      Consent of Counsel (included in Exhibit 5.1)
      24.1      Power of Attorney (see page II-4)

---------------

  * To be filed by amendment.

  + Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.